SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Jo-Ann Stores, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Ohio	**5949**	**34-0720629**
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

5555 Darrow Road
Hudson, Ohio 44236
(330) 656-2600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Valerie Gentile Sachs
5555 Darrow Road
Hudson, Ohio 44236
(330) 656-2600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:
James R. Carlson
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction of all of the conditions to the reclassification described in the enclosed proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered (1)	Amount To Be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Shares, without par value	21,990,000	$456,521,000	$36,932.55

(1) This registration statement relates to the Common Shares, without par value, of the registrant that will be deemed to be issued with respect to the Class A Common Shares, without par value, and the Class B Common Shares, without par value, of the registrant outstanding immediately prior to the completion of the reclassification. In the reclassification, each Class A Common Share will be reclassified into 1.15 Class B Common Shares, and the Class B Common Shares will be amended and redesignated as Common Shares.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) of the Securities Act of 1933, as amended. The proposed maximum aggregate offering price is based on the aggregate value of the Class A Common Shares and Class B Common Shares with respect to which the newly designated Common Shares of the registrant will be deemed to be issued in the reclassification. The per share value of the Class A Common Shares and the Class B Common Shares is based on the average of the high and low prices of such shares on May 12, 2003, as reported on the New York Stock Exchange. This calculation assumes that 10,600,000 Class A Common Shares and 9,800,000 Class B Common Shares will be outstanding immediately prior to the completion of the reclassification.

(3) Calculated by multiplying .00008090 by the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



September   , 2003

To our Shareholders:

You are cordially invited to attend a special meeting of shareholders at the Hilton Garden Inn located at 8971 Wilcox Drive in Twinsburg, Ohio on Tuesday, November 4, 2003 at 9:00 a.m., local time. Driving directions are included on the last page of the attached proxy statement/prospectus. The attached notice of meeting and proxy statement/prospectus describe the matters to be considered and voted on at the special meeting.

We are asking you to approve a reclassification of our shares in which:

- each of our Class A Common Shares, which currently have one vote per share, will be reclassified into 1.15 Class B Common Shares; and

- each of our Class B Common Shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be redesignated as our ''Common Shares.''

We expect that the reclassification will provide a number of benefits to the company and our shareholders. By combining our two classes of shares into one, the trading volume and liquidity of our outstanding shares are expected to increase. The reclassification will also more closely align the voting rights of our shareholders with their economic interests, since after the reclassification each of our shareholders will hold newly designated Common Shares with one vote per share. The reclassification should also make our capital structure easier to understand and more acceptable to new investors.

We are also asking you to separately approve four amendments to our code of regulations which we believe will provide the company with important protections in the event of an unsolicited takeover attempt. The reclassification proposal is conditioned on the approval of the proposed regulation amendments. If the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, if the reclassification proposal is not approved, we will not go forward with the regulation amendments.

Whether or not you plan to attend the meeting, you can be sure your shares are represented at the meeting by following the instructions on the applicable enclosed proxy card to vote your shares either by mail, telephone or the Internet. Please note that separate proxy cards are enclosed for holders of our Class A Common Shares and holders of our Class B Common Shares.

Sincerely,

ALAN ROSSKAMM,
Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Common Shares to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The attached proxy statement/prospectus is dated September , 2003, and is first being mailed to shareholders, along with the enclosed forms of proxy, on or about September , 2003.



Notice of Special Meeting of Shareholders
to be held on November 4, 2003

To our Shareholders:

The special meeting of shareholders of Jo-Ann Stores, Inc. will be held at the Hilton Garden Inn located at 8971 Wilcox Drive in Twinsburg, Ohio on Tuesday, November 4, 2003 at 9:00 a.m., local time, for the following purposes:

1. To approve an amendment to our articles of incorporation providing for a reclassification of our shares pursuant to which:

    • each of our Class A Common Shares, which currently have one vote per share, will be reclassified into 1.15 Class B Common Shares; and

    • each of our Class B Common Shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be redesignated as our ''Common Shares.''

2. To separately approve amendments to our code of regulations which would:

    • raise from 25% to 50% the percentage of shares required to call a special meeting of shareholders;

    • provide for 90 days' advance notice of any proposals or director nominations to be made by shareholders at any shareholders' meeting;

    • require an 80% shareholder vote for any change in the number of directors that is not approved by our Board of Directors; and

    • require an 80% shareholder vote to eliminate any of these shareholder protective measures or our staggered board.

The holders of record of our Class A Common Shares and our Class B Common Shares as of September 10, 2003 are entitled to vote as separate classes on the reclassification proposal. Only holders of record of our Class A Common Shares as of September 10, 2003 are entitled to vote on the proposed regulation amendments. The reclassification proposal is conditioned on the approval of the regulation amendments. If the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, if the reclassification proposal is not approved, we will not go forward with the regulation amendments. The attached proxy statement/prospectus describes more fully the matters to be considered and voted on at the special meeting.

Your vote is important. Whether or not you plan to attend the meeting, you can be sure your shares are represented at the meeting by promptly voting and submitting your proxy. Enclosed are separate proxy cards for holders of our Class A Common Shares and holders of our Class B Common Shares. Please follow the instructions on the applicable proxy card to vote your shares either by mail, telephone or the Internet. If you attend the meeting, you may revoke your proxy and vote your shares in person.

By order of the Board of Directors,

VALERIE GENTILE SACHS,
Secretary

September   , 2003

Table of Contents

Summary

This summary highlights selected information contained in this proxy statement/prospectus, and may not include all of the information that is important to you. You should read this proxy statement/prospectus and the documents to which we refer you in their entirety, including the discussions of risks and uncertainties relating to the reclassification proposal and proposed regulation amendments included in the section of this proxy statement/prospectus entitled ''Risk Factors.''

• **When and where is the special meeting?**

We will hold the special meeting at the Hilton Garden Inn located at 8971 Wilcox Drive in Twinsburg, Ohio on Tuesday, November 4, 2003 at 9:00 a.m., local time. Driving directions are included on the last page of this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled ''The Special Meeting — Date, Time and Place of the Special Meeting; Record Date.''

• **Who is proposing the reclassification and regulation amendments?**

The reclassification and regulation amendments are being proposed by the Board of Directors of Jo-Ann Stores, Inc. We are the nation's largest fabric and craft retailer, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating, and other creative endeavors. Our retail stores (operating as *Jo-Ann Fabrics and Crafts* traditional stores and *Jo-Ann* superstores) feature a variety of competitively priced merchandise from fabrics and notions used in crafting, quilting, apparel sewing, and home decorating projects, to craft components, silk and dried flowers, and finished seasonal merchandise. As of September 10, 2003, we operated 906 stores in 47 states (822 traditional stores and 84 superstores). See the section of this proxy statement/ prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Jo-Ann Stores, Inc.''

Our principal executive offices are located at 5555 Darrow Road, Hudson, Ohio 44236. Our main telephone number at those offices is (330) 656-2600. For information on where you can obtain more information about us, see the section of this proxy statement/prospectus entitled ''Where You Can Find More Information.''

• **What will happen in the reclassification?**

We are proposing a reclassification of our shares pursuant to which:

- each of our Class A Common Shares, which currently have one vote per share, will be reclassified into 1.15 Class B Common Shares; and

- each of our Class B Common Shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be redesignated as our ''Common Shares.''

Following the reclassification, each of our shareholders will hold newly designated Common Shares with one vote per share. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Structure of the Reclassification.''

• **Why is Jo-Ann proposing the reclassification?**

We expect that the reclassification will, by combining two classes of shares into one, increase the trading volume and liquidity of our shares and reduce investor confusion regarding our capital structure. We expect that this increased liquidity and simplification of our capital structure will make our shares more acceptable to institutional investors, which have expressed concerns regarding our current capital structure, and other investors with similar concerns. The reclassification will more closely align the voting rights of our shareholders with their economic interests, since after the reclassification each of our shareholders will hold newly designated Common Shares with one vote per share. Our newly designated Common Shares will also provide a more effective financing vehicle for us than our Class B Common Shares, which do not have voting rights and have historically traded at lower market prices than our Class A Common Shares. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Reasons for the Reclassification.''

- **Has Jo-Ann received the opinion of a financial advisor as to the fairness of the reclassification from a financial point of view?**

In deciding to approve the reclassification, our Board of Directors and the Corporate Governance Committee of our Board of Directors considered the opinion of Lehman Brothers that, as of the date of the opinion, based upon and subject to the factors and assumptions set forth therein, the exchange ratio is fair from a financial point of view to the holders of our Class A Common Shares and our Class B Common Shares. The full text of the written opinion of Lehman Brothers, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included in this proxy statement/prospectus as Appendix B. We urge you to read the opinion in its entirety. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Opinion of Financial Advisor.''

Lehman Brothers provided its opinion for the information and assistance of our Board of Directors and the Corporate Governance Committee of our Board of Directors in connection with their consideration of the reclassification, and the opinion does not constitute a recommendation as to how any holder of our Class A Common Shares or our Class B Common Shares should vote with respect to the reclassification proposal or the proposed regulation amendments.

- **What are the proposed regulation amendments?**

We are proposing amendments to our code of regulations which would:

- raise from 25% to 50% the percentage of shares required to call a special meeting of shareholders;

- provide for 90 days' advance notice of any proposals or director nominations to be made by shareholders at any shareholders' meeting;

- require an 80% shareholder vote for any change in the number of directors that is not approved by our Board of Directors; and

- require an 80% shareholder vote to eliminate any of these shareholder protective measures or our staggered board.

The completion of the reclassification is conditioned on the approval of all of the proposed regulation amendments. If all of the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, if the reclassification proposal is not approved, we will not go forward with the regulation amendments. See the section of this proxy statement/ prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

- **Why is Jo-Ann proposing the regulation amendments?**

We believe the regulation amendments will give our Board of Directors more leverage in discussions with a potential acquirer and thereby enhance our Board's ability to promote the interests of the company and its shareholders in those discussions. We believe that the amendments will help our Board to protect shareholders against abusive unsolicited takeover techniques and to negotiate a more favorable price for shareholders in the event of an unsolicited takeover bid. We do not believe, however, that the measures will enable our Board to thwart a fully priced takeover attempt for an indefinite period of time. We are aware that the regulation amendments might discourage some potential acquirers from making an unsolicited takeover bid for the company, including a bid that might be favorable to the company and its shareholders, but we believe, on balance, that the benefits of the measures outweigh the disadvantages. We have no reason to believe that a takeover attempt is imminent, and we are not currently negotiating with a prospective acquirer. See the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

• **Could the proposed regulation amendments have any adverse consequences?**

We believe that each of the proposed regulation amendments is in the best interests of the company and our shareholders. We are aware that these amendments could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company, including a bid that might be favorable to the company and its shareholders. These amendments could also have the effect of making the removal of our directors and management more difficult, even when the removal might be in the interests of the company and our shareholders. However, we believe that these amendments will give our Board of Directors more leverage in negotiations with a potential acquirer and thereby enhance our Board's ability to promote the interests of the company and our shareholders in those negotiations. Therefore, we believe that, on balance, the advantages of the amendments outweigh any potential disadvantages that they may have. We have no reason to believe that a takeover attempt is imminent. See the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

Ohio law, our current articles of incorporation and code of regulations and our rights plan contain additional provisions that serve to protect the company and our shareholders in the context of an unsolicited takeover attempt. Some of these provisions could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company and could also have the effect of delaying, hindering or preventing a change in control of our company that is not supported by our Board of Directors. These provisions are summarized in the section of this proxy statement/prospectus entitled ''Existing Shareholder Protective Provisions.''

• **What does Jo-Ann's Board of Directors think of the reclassification and the proposed regulation amendments?**

Our Board of Directors believes that the reclassification is in the best interests of the company and fair to and in the best interests of the holders of our Class A Common Shares and our Class B Common Shares. Our Board also believes that the proposed regulation amendments are in the best interests of the company and our shareholders. Our Board recommends that you vote FOR the reclassification proposal and FOR each of the proposed regulation amendments. See the sections of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Background of the Reclassification,'' ''The Reclassification Proposal (Proposal No. 1) — Reasons for the Reclassification'' and ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

• **Who is entitled to vote on the proposed reclassification and regulation amendments?**

The holders of record of our Class A Common Shares and our Class B Common Shares as of September 10, 2003 are entitled to vote as separate classes on the reclassification proposal. Only holders of record of our Class A Common Shares as of September 10, 2003 are entitled to vote on the proposed regulation amendments. The reclassification proposal is conditioned on the approval of the proposed regulation amendments. If all of the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, if the proposed reclassification is not approved, we will not go forward with the proposed regulation amendments. See the section of this proxy statement/prospectus entitled ''The Special Meeting — Votes Required for Approval.''

- **What shareholder votes are required to approve the proposed reclassification and regulation amendments?**

For the reclassification to be approved, holders of a majority of our Class A Common Shares and holders of a majority of our Class B Common Shares must vote in favor of the reclassification. Only holders of our Class A Common Shares are entitled to vote on the proposed regulation amendments. For the proposed regulation amendments to be approved, holders of a majority of our Class A Common Shares must vote in favor of each of the proposed regulation amendments. The reclassification proposal is conditioned on the approval of the proposed regulation amendments. If the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, if the reclassification proposal is not approved, we will not go forward with the regulation amendments.

Our directors and officers (including Betty Rosskamm and Alma Zimmerman) together beneficially own, as of September 10, 2003, approximately 22.8% of our Class A Common Shares and approximately 20.8% of our Class B Common Shares. We anticipate that each of our directors and officers will vote in favor of the reclassification proposal and each of the proposed regulation amendments. See the section of this proxy statement/prospectus entitled ''The Special Meeting — Votes Required for Approval.''

- **How do I vote my shares?**

You may vote Class A Common Shares and Class B Common Shares by attending the special meeting in person or by voting by proxy. You may vote by proxy via mail, telephone or the Internet. We urge you to vote through one of these methods whether or not you plan to attend the special meeting. For instructions on how to vote via mail, telephone or the Internet, see the section of this proxy statement/prospectus entitled ''The Special Meeting — Voting Shares by Proxy.''

Since a majority of the outstanding shares of each applicable voting class is required to approve the reclassification proposal and proposed regulation amendments, if you do not vote your shares it will have the same effect as a vote against the proposals on which you are entitled to vote. If you respond and do not indicate your voting preference, we will count your proxy as a vote in favor of the proposals on which you are entitled to vote. See the section of this proxy statement/prospectus entitled ''The Special Meeting — Voting Shares by Proxy.''

- **How do I vote my shares held in the Jo-Ann Stores, Inc. Savings Plan 401(k)?**

If you participate in the Jo-Ann Stores, Inc. Savings Plan 401(k), the number of Class A Common Shares and Class B Common Shares that you may vote is equivalent to the interest in Class A Common Shares and Class B Common Shares credited to your account as of the record date. You may vote these shares by instructing the trustee of the plan, AMVESCAP National Trust Co. (a division of AMVESCAP Retirement), pursuant to the proxy card being mailed with this proxy statement/prospectus to plan participants. The trustee will vote your shares in accordance with your duly executed instructions. If you do not send instructions on how to vote your shares, the share equivalents credited to your account will be voted by the trustee in the same proportion that the trustee votes share equivalents for which it did receive instructions. See the section of this proxy statement/prospectus entitled ''The Special Meeting — Voting Shares Held in the Jo-Ann Stores, Inc. Savings Plan 401(k).''

- **Once I have provided a proxy, may I revoke it?**

You may revoke your proxy at any time before it is voted at the special meeting by filing a duly executed proxy bearing a later date, or a notice of revocation, with our Secretary. If you attend the meeting in person, you may request that the powers of the proxy holders to vote your shares be suspended. Attendance at the meeting will not by itself revoke a previously granted proxy. See the section of this proxy statement/prospectus entitled "The Special Meeting — Voting Shares by Proxy."

- **What are the conditions to the proposed reclassification and regulation amendments?**

The reclassification is conditioned on the receipt of the necessary approvals of our shareholders. The reclassification requires the approval of holders of a majority of our Class A Common Shares and holders of a majority of our Class B Common Shares. The reclassification is also conditioned on the approval by our shareholders of the proposed regulation amendments, which require approval by the holders of a majority of our Class A Common Shares. The reclassification is also subject to a number of other conditions, including the absence of any law or injunction preventing the completion of the reclassification and the acceptance for listing of the newly designated Common Shares on the NYSE. If the conditions to the reclassification are not satisfied, we will not be obligated to complete the reclassification. We will not waive the requirement that each of these conditions be satisfied, even in the instances when we would be legally permitted to do so. See the section of this proxy statement/prospectus entitled "The Reclassification Proposal (Proposal No. 1) — Conditions to the Reclassification."

The proposed regulation amendments are conditioned on the receipt of the necessary approval of our shareholders. The proposed regulation amendments require the approval of the holders of a majority of our Class A Common Shares. The proposed regulation amendments are also conditioned on the approval by our shareholders of the reclassification and the satisfaction of the other conditions to the reclassification.

We will not go forward with either the reclassification or the regulation amendments unless we can do them both.

- **Can Jo-Ann's Board of Directors decline to complete the reclassification even if all of the conditions to the reclassification are satisfied?**

As permitted under Ohio law, our Board of Directors may decline to complete the reclassification, even if the reclassification proposal is approved by our shareholders and all of the other conditions to the reclassification are satisfied. Our Board of Directors will have entire discretion to decline to complete the reclassification. However, if all of the conditions to the reclassification have been satisfied our Board of Directors will decline to complete the reclassification only if it determines that such action would be in the best interests of the company and our shareholders under the circumstances at the time. We currently know of no reason why the reclassification would not be completed if all of the conditions to the reclassification are satisfied. If our Board of Directors declines to complete the reclassification we will issue a press release and file a Current Report on Form 8-K with the Securities and Exchange Commission announcing the decision.

- **When does Jo-Ann expect to complete the reclassification?**

If the reclassification and proposed regulation amendments are approved and the other conditions to the reclassification are satisfied, we expect to complete the reclassification promptly after the special meeting. Although we hope to complete the reclassification in November 2003, we cannot assure you that we will complete the reclassification by that time. See the section of this proxy statement/prospectus entitled "The Reclassification Proposal (Proposal No. 1) — Structure of the Reclassification."

- **Do any of Jo-Ann's directors or officers have an interest in the reclassification?**

Three members of our two founding families, Alan Rosskamm, Betty Rosskamm and Alma Zimmerman, were directors at the time that our Board of Directors approved the reclassification. These three directors together beneficially own, as of September 10, 2003, approximately 20.6%

5

of our Class A Common Shares and 15.7% of our Class B Common Shares. As of that date, the shares beneficially owned by these directors represented approximately 18.2% of our aggregate outstanding common shares and approximately 20.6% of our voting power. If the reclassification is effected, these directors will beneficially own approximately 18.4% of our outstanding common shares and have approximately 18.4% of our voting power. Accordingly, although these directors will beneficially own a slightly higher percentage of the common shares outstanding after the reclassification, their voting power will be significantly diluted.

Because of the significant share holdings of these directors and the impact that the reclassification will have on their voting power and share holdings, these directors may be deemed to have an interest in the reclassification that is different from the interests of certain classes of our shareholders or our shareholders as a whole. For these reasons, our Board of Directors delegated the consideration of the reclassification to the Corporate Governance Committee of our Board of Directors. The Committee consisted of Scott Cowen, Ira Gumberg, Frank Newman, Beryl Raff and Gregg Searle, which were all of our directors at the time the reclassification was approved other than Alan Rosskamm, Betty Rosskamm and Alma Zimmerman.

On August 14, 2003, Betty Rosskamm and Alma Zimmerman resigned from our Board of Directors and were each elected to the newly created honorary position of Director Emeritus. In this new role, Ms. Rosskamm and Ms. Zimmerman will be invited to attend and participate in each meeting of our Board of Directors, although they will not vote on matters before the Board and will not serve on any of the Board's committees. Ms. Rosskamm and Ms. Zimmerman will not receive any compensation in their new roles as Emeritus directors.

See the section of this proxy statement/prospectus entitled ''Interests of Certain Persons in the Reclassification.''

• **Will the newly designated Common Shares be listed for trading on the NYSE?**

Our Class A Common Shares and our Class B Common Shares are traded on the NYSE under the symbols ''JAS.a'' and ''JAS.b.'' We expect that following the reclassification our newly designated Common Shares will be listed for trading on the NYSE under the symbol ''JAS.'' The acceptance for listing by the NYSE of our newly designated Common Shares is a condition to completion of the reclassification. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — NYSE Listing.''

• **What should I do with my stock certificates?**

You should not do anything with your stock certificates at this time. Following the completion of the reclassification, each stock certificate representing Class B Common Shares will represent the same number of newly designated Common Shares and each stock certificate representing Class A Common Shares will be exchanged for new certificates. Promptly following the completion of the reclassification, our transfer agent will mail to each record holder of our Class A Common Shares instructions and transmittal materials for effecting the surrender of stock certificates for our Class A Common Shares in exchange for certificates representing newly designated Common Shares to which the holder is entitled. Please do not send in your stock certificates with the enclosed proxy card and do not surrender any certificates representing our Class A Common Shares until you have received transmittal materials from our transfer agent following the completion of the reclassification. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Structure of the Reclassification.''

• **What will be the effect of the reclassification on Jo-Ann for accounting purposes?**

We will account for the reclassification in a manner consistent with a stock dividend or stock split. The change in our capital structure and the additional shares outstanding as a result of the 1.15 exchange ratio will be given retroactive effect in our balance sheet and basic and diluted earnings per share calculation for all historical periods. The increased number of common shares outstanding will lower the book value per share of the company, and basic and diluted earnings per share will be reduced. See the sections of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Accounting Treatment'' and ''Pro Forma Effect of the Reclassification.''

- **What will be the federal income tax consequences of the reclassification to the holders of Class A Common Shares and Class B Common Shares?**

   The reclassification will be treated as a tax-free recapitalization to both the holders of our Class A Common Shares and the holders of our Class B Common Shares. The tax bases and holding periods that the holders of our Class A Common Shares have in their Class A Common Shares will carry over to the newly designated Common Shares that the holders will receive in the reclassification. The tax bases and holding periods that the holders of our Class B Common Shares have in their Class B Common Shares will carry over to the newly designated Common Shares that the holders will hold as a result of the redesignation of our Class B Common Shares as our Common Shares. For a more complete discussion of the tax consequences of the reclassification, see the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — United States Federal Income Tax Consequences.''

   You are strongly urged to consult your tax advisor as to the specific tax consequences to you of the reclassification, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

- **Are shareholders entitled to appraisal rights due to the reclassification?**

   Holders of our Class A Common Shares and our Class B Common Shares are not entitled to appraisal rights under the Ohio General Corporation Law in connection with the reclassification. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Appraisal Rights.''

- **To whom should I direct questions about the special meeting or the proposed reclassification and regulation amendments?**

   If you have questions about the special meeting, the proposed reclassification and regulation amendments or how to submit your proxy card, or if you need additional copies of this proxy statement/prospectus or one of the enclosed proxy cards, you should contact:

   Georgeson Shareholder Communications Inc.
   17 State Street, 10th floor
   New York, New York 10004
   Telephone: (800) 848-1116

      or

   Jo-Ann Stores, Inc.
   5555 Darrow Road
   Hudson, Ohio 44236
   Telephone: (330) 656-2600
   Attn: Wendy Stewart

   For more information regarding us, see the section of this proxy statement/prospectus entitled ''Where You Can Find More Information.''

Selected Historical Financial Information

The following table shows our selected historical financial information for the periods indicated. We derived the consolidated statement of operations and consolidated balance sheet data for each of the periods presented from our audited consolidated financial statements and our unaudited quarterly financial statements. The consolidated financial statements for fiscal years 1999 through 2002 were audited by Arthur Andersen LLP, which has ceased operations. This information is only a summary and you should read it together with the financial information incorporated by reference in this proxy statement/prospectus.

	(Unaudited) Twenty-Six Weeks Ended		Fiscal Year Ended				
	August 2, 2003	August 3, 2002	Feb 1, 2003	Feb 2, 2002	Feb 3, 2001[a]	Jan 29, 2000	Jan 30, 1999
	(Dollars in millions, except per share data)						
Operating Results:							
Net sales	$ 734.0	$ 726.1	$1,682.0	$1,570.3	$1,483.3	$1,381.5	$1,242.9
Total net sales percentage increase	1.1%	10.2%	7.1%	5.9%	7.4%	11.2%	27.5%
Same-store sales percentage increase[b]	2.5%	10.6%	8.4%	5.9%	1.3%	4.5%	3.5%
Gross margin	353.1	352.4	777.5	693.1	645.1	633.2	564.0
Selling, general and administrative and other expenses[c]	322.6	304.2	642.9	644.2	589.2	533.8	476.7
Depreciation and amortization.............	18.2	17.9	36.1	39.3	38.3	32.0	27.7
Operating profit	12.3	30.3	98.5	9.6	17.6	67.4	34.5
Operating profit percent of net sales	1.7%	4.2%	5.9%	0.6%	1.2%	4.9%	2.8%
Net income (loss)	$ 1.9	$ 10.7	$ 44.9	$ (14.9)	$ (13.6)	$ 25.6	$ 13.4
Net income percent of net sales	0.3%	1.5%	2.7%	(0.9)%	(0.9)%	1.9%	1.1%
Per Share Data:							
Net income (loss) – diluted	$ 0.09	$ 0.53	$ 2.23	$ (0.81)	$ (0.75)	$ 1.38	$ 0.67
Average shares outstanding – diluted (000's).........	20,292	19,794	20,106	18,444	18,041	18,583	19,904
Financial Position:							
Cash	$ 16.1	$ 15.7	$ 63.2	$ 21.1	$ 17.5	$ 21.4	$ 20.4
Inventories	471.6	496.2	363.1	369.0	451.0	442.5	404.0
Current assets	534.3	557.0	471.7	438.2	505.8	497.9	480.1
Property, equipment and leasehold improvements, net	190.4	200.1	190.3	210.1	190.2	194.7	164.0
Current liabilities...........	228.4	235.6	205.8	205.4	223.5	208.1	209.2
Long-term debt	190.5	286.4	162.9	223.7	240.0	245.2	182.5
Shareholders' equity	299.4	247.0	289.4	232.8	248.8	259.4	249.0
Per Share Data:							
Book value[d]	$ 14.97	$ 12.89	$ 14.81	$ 12.49	$ 13.67	$ 14.54	$ 13.10
Shares outstanding, net of treasury shares (000's)...	20,003	19,169	19,543	18,632	18,207	17,845	19,012

	(Unaudited) Twenty-Six Weeks Ended		Fiscal Year Ended				
	August 2, 2003	August 3, 2002	Feb 1, 2003	Feb 2, 2002	Feb 3, 2001[a]	Jan 29, 2000	Jan 30, 1999
			(Dollars in millions)				
Other Financial Information:							
Return on average equity[e]	N/A	N/A	17.2%	(6.2)%	(5.4)%	10.1%	5.6%
Capital expenditures	$ 18.5	$ 7.9	$ 22.7	$ 66.5	$ 35.9	$ 67.4	$ 75.1
Long-term debt to total capitalization.................	38.9%	53.7%	36.0%	49.0%	49.1%	48.6%	42.3%
Store Count:							
Traditional stores...............	826	875	847	889	949	984	1,034
Superstores....................	83	70	72	70	58	42	24
Total	909	945	919	959	1,007	1,026	1,058
Store Square Footage (000's)							
Traditional stores...............	11,851	12,525	12,165	12,684	13,381	13,685	14,144
Superstores....................	3,627	3,214	3,270	3,213	2,687	1,957	1,126
Total	15,478	15,739	15,435	15,897	16,068	15,642	15,270

(a) 53-week year.

(b) Same-store sales are defined as net sales from stores that have been open one year or more. Net sales are included in the same-store sales calculation on the first day of the first month following the one-year anniversary of a store's opening. In conjunction with the expansion or relocation of our stores, we exclude the net sales results from these stores in our same-store sales calculation until the first day of the first month following the one-year anniversary of its expansion or relocation. Further, in a 53-week year, net sales are compared to the comparable 53 weeks of the prior period.

(c) Selling, general and administrative and other expenses include certain other costs that were separately identified for reporting purposes in the fiscal year 2004 second quarter Form 10-Q filed with the Securities and Exchange Commission. The statement of operations for the twenty-six weeks ended August 2, 2003 and August 3, 2002 segregated the following expenses:

	Twenty-Six Weeks Ended	
	August 2, 2003	August 3, 2002
Store pre-opening and closing costs	$ 4.7	$2.4
Stock-based compensation expense	2.6	—
Debt repurchase expenses............................	3.4	1.4
	$10.7	$3.8

(d) Book value is calculated by dividing shareholders' equity by shares outstanding, net of treasury shares.

(e) Return on average equity is calculated by dividing net income by the average of the company shareholders' equity as of the beginning and end of its current fiscal year.

Pro Forma Effect of the Reclassification

The following table shows selected historical and unaudited pro forma per share data for the company. The pro forma data gives effect to the reclassification as if the transaction had occurred as of February 2, 2002. The weighted average shares outstanding for the historical data are based on the aggregate number of Class A Common Shares and Class B Common Shares outstanding for the appropriate period. The weighted average shares outstanding for the pro forma data giving effect to the reclassification equals the sum of (1) the number of Class A Common Shares outstanding multiplied by 1.15, plus (2) the number of Class B Common Shares outstanding for the appropriate period. You should read the information set forth below in conjunction with our historical consolidated financial data which is incorporated by reference in this proxy statement/prospectus.

	Twenty-Six Weeks Ended		Fiscal Year Ended
	August 2, 2003	August 3, 2002	February 1, 2003
Weighted Average Shares:			
Basic shares:			
Historical	19,841,155	18,896,409	19,166,337
Pro forma (reclassification)	21,400,269	20,395,996	20,682,088
Diluted shares:			
Historical	20,292,359	19,794,403	20,106,263
Pro forma (reclassification)	21,855,578	21,306,772	21,632,227
Outstanding Shares:			
Historical	20,002,870	19,169,146	19,542,820
Pro forma (reclassification)	21,571,127	20,686,281	21,079,103
Basic earnings per share			
Historical	$ 0.10	$ 0.57	$ 2.34
Pro forma (reclassification)	$ 0.09	$ 0.52	$ 2.17
Diluted earnings per share			
Historical	$ 0.09	$ 0.53	$ 2.23
Pro forma (reclassification)	$ 0.09	$ 0.50	$ 2.08
Book value per share			
Historical	$14.97	$12.89	$14.81
Pro forma (reclassification)	$13.88	$11.94	$13.73

Comparative Market Price and Dividend Information

Our Class A Common Shares and our Class B Common Shares are traded on the NYSE under the symbols ''JAS.a'' and ''JAS.b.'' The following table shows the high and low closing prices of our Class A Common Shares and our Class B Common Shares as reported on the NYSE since our dual class structure was established in August of 1995. The closing prices set forth below are based on published financial sources.

	Class A High	Class A Low	Class B High	Class B Low
FISCAL 1996				
Third Quarter	$16.000	$11.875	$13.875	$10.625
Fourth Quarter	15.750	13.250	12.750	10.000
FISCAL 1997				
First Quarter	$14.250	$ 9.875	$12.750	$ 9.875
Second Quarter	16.875	10.250	15.750	10.000
Third Quarter	15.375	12.500	14.375	12.125
Fourth Quarter	16.875	12.625	15.750	12.625
FISCAL 1998				
First Quarter	$23.000	$15.750	$21.000	$15.000
Second Quarter	27.563	21.125	24.375	19.500
Third Quarter	25.938	21.625	22.563	20.250
Fourth Quarter	25.000	20.188	21.875	19.625
FISCAL 1999				
First Quarter	$31.188	$24.500	$27.500	$21.625
Second Quarter	29.500	23.875	26.000	21.250
Third Quarter	24.500	15.313	21.563	13.938
Fourth Quarter	19.375	13.250	16.500	12.625
FISCAL 2000				
First Quarter	$17.125	$13.188	$12.875	$10.625
Second Quarter	17.250	12.375	13.000	11.750
Third Quarter	14.688	12.438	12.688	11.313
Fourth Quarter	14.250	9.563	13.000	9.625
FISCAL 2001				
First Quarter	$10.313	$ 8.063	$10.000	$ 6.000
Second Quarter	9.500	6.938	8.688	7.063
Third Quarter	7.500	6.188	7.188	5.125
Fourth Quarter	7.188	5.500	5.375	3.688
FISCAL 2002				
First Quarter	$ 5.600	$ 3.900	$ 4.750	$ 2.830
Second Quarter	4.950	3.950	3.250	2.250
Third Quarter	5.810	4.250	3.800	2.500
Fourth Quarter	11.100	3.900	9.300	2.250
FISCAL 2003				
First Quarter	$20.340	$10.700	$17.300	$ 9.150
Second Quarter	29.250	19.150	21.500	14.500
Third Quarter	33.750	23.350	26.690	18.320
Fourth Quarter	26.850	21.810	22.850	18.190
FISCAL 2004				
First Quarter	$26.190	$16.900	$23.250	$14.440
Second Quarter	28.420	19.980	24.600	17.350

The closing price for our Class A Common Shares was:

- $21.80 on May 16, 2003, the last trading day before we first announced the reclassification proposal; and

- $[   ] on September   , 2003, the last trading day before the date of this proxy statement/prospectus.

The closing price for our Class B Common Shares was:

- $19.26 on May 16, 2003, the last trading day before we first announced the reclassification proposal; and

- $[   ] on September   , 2003, the last trading day before the date of this proxy statement/prospectus.

We have historically not paid dividends on our Class A Common Shares or our Class B Common Shares and do not expect to pay dividends on our outstanding shares in the near future, regardless of whether the reclassification is completed. Our senior secured credit facility allows us to pay up to $5.0 million in cash dividends to our shareholders per fiscal year, so long as there is no event of default and at least $60.0 million of excess availability under the facility. As of September 10, 2003, there was approximately $147.3 million of excess availability under the credit facility. The credit facility permits us to pay dividends to our shareholders in the form of additional shares of capital stock at any time. The credit facility expires on April 30, 2005.

Risk Factors

The reclassification might not produce all of the expected benefits to the company and our shareholders.

It is possible that for any number of reasons the reclassification might not produce all of the expected results. As of September 10, 2003, we had outstanding 10,469,975 of our Class A Common Shares and 9,622,553 of our Class B Common Shares, or 20,092,528 common shares in the aggregate. After completion of the reclassification, we expect to have outstanding 21,663,024 newly designated Common Shares. This increase in the number of outstanding shares might result in an immediate decrease in the market price per share of the newly designated Common Shares compared with either or both of our Class A Common Shares and our Class B Common Shares. Factors unrelated to our outstanding shares or our business, such as the general perception of the reclassification or the regulation amendments by the investment community, may cause a decrease in the value of our outstanding shares and impair the liquidity and marketability of such shares. In addition, the volatility of the current securities markets in the United States could cause a reduction in the market price and liquidity of our outstanding shares following the reclassification, particularly if the reclassification or the regulation amendments are not viewed favorably by the investment community.

The proposed regulation amendments could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company and could also have the effect of delaying, hindering or preventing a change in control of the company that is not supported by our Board of Directors.

The proposed regulation amendments could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company, including a bid that might be favorable to the company and our shareholders. These amendments could also have the effect of making the removal of our directors and management more difficult, even when the removal might be in the interests of the company and our shareholders. The proposed regulation amendments are described in the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).'' Ohio law, our current articles of incorporation and code of regulations and our rights plan contain additional provisions that serve to protect the company and our shareholders in the context of an unsolicited takeover attempt. These provisions are described in the section of this proxy statement/prospectus entitled ''Existing Shareholder Protective Provisions.'' These provisions in combination with the proposed regulation amendments could have the effect of delaying, hindering or preventing a change in control of our company that is not supported by our Board of Directors.

The proposed regulation amendments set forth in Proposal Nos. 2 and 3 may make it more difficult for our shareholders to call, or to present proposals or director nominations at, meetings of our shareholders.

Proposal Nos. 2 and 3 may make it more difficult for our shareholders to call, or to present proposals or director nominations at, meetings of our shareholders. Proposal No. 2 would amend our code of regulations to increase from 25% to 50% the percentage of shares required to call a special meeting of our shareholders. This amendment would therefore prevent the holders of less than 50% of our outstanding shares from calling a special meeting, regardless of the merits of the proposal they might want to present to shareholders. Proposal No. 3 would amend our code of regulations to require advance notice of shareholder proposals or director nominations to be made at meetings of our shareholders. This amendment could make it impossible for a shareholder who misses the applicable deadline to make a shareholder proposal or director nomination that might otherwise be in the best interests of the company and our shareholders.

The proposed regulation amendments set forth in Proposal Nos. 4 and 5 may give minority shareholders, including our directors and officers acting as a group, effective veto power over changes in the number of our directors and the elimination of our shareholder protective provisions or our staggered board when these actions are not approved by our Board of Directors.

Proposal No. 4 would require an 80% shareholder vote to change the number of our directors when the change is not approved by our Board of Directors. Proposal No. 5 would require an 80% shareholder vote to amend or eliminate any of our shareholder protective provisions or the provisions of our code of regulations that provide for our staggered board when these actions are not approved by our Board of Directors. These proposed regulation amendments may therefore give minority shareholders, including our directors and officers acting as a group, who together (including Betty Rosskamm and Alma Zimmerman) beneficially own as of September 10, 2003 shares with approximately 22.8% of our voting power and will after the reclassification beneficially own newly designated Common Shares with approximately 21.9% of our voting power, effective veto power over changes in the number of our directors and the elimination of our shareholder protective provisions or our staggered board when these actions are not approved by our Board of Directors.

You will be unable to assert claims against Arthur Andersen LLP, our former auditor, because we are unable to obtain its consent to incorporate its audit report by reference in this proxy statement/prospectus.

As a result of Arthur Andersen LLP ceasing its operations, we have not obtained its consent to our incorporation by reference in this proxy statement/prospectus of its audit report on our consolidated balance sheet as of February 2, 2002 and the related consolidated statements of operations, cash flows and shareholders' equity for the fiscal years ended February 3, 2001 and February 2, 2002. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to incorporate by reference in this proxy statement/prospectus the audit report of Arthur Andersen LLP without its consent. Because Arthur Andersen LLP has not consented to the incorporation by reference in this proxy statement/prospectus of its audit report, you will be unable to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

The Special Meeting

Date, Time and Place of the Special Meeting; Record Date

The special meeting of shareholders will be held at the Hilton Garden Inn located at 8971 Wilcox Drive in Twinsburg, Ohio on Tuesday, November 4, 2003 at 9:00 a.m., local time. Driving directions are included on the last page of this proxy statement/prospectus.

Our Board of Directors has fixed the close of business on September 10, 2003 as the record date for determination of holders of our Class A Common Shares and our Class B Common Shares entitled to notice of and to vote at the special meeting. As of September 10, 2003, we had outstanding 10,469,975 Class A Common Shares and 9,622,553 Class B Common Shares.

Solicitation of Proxies

This solicitation is being made on behalf of Jo-Ann Stores, Inc. We are mailing this proxy statement/prospectus and the accompanying proxy cards beginning on or about the date of this proxy statement/prospectus to holders of our Class A Common Shares and our Class B Common Shares in connection with the solicitation of proxies by our Board of Directors for use at the special meeting.

We will bear the cost of the solicitation of proxies through use of this proxy statement/prospectus, including reimbursement of brokers and other persons holding stock in their names or in the names of nominees, at approved rates, for their expenses for sending proxy materials to principals and obtaining their proxies. We have retained Georgeson Shareholder Communications Inc. to solicit proxies on behalf of our Board of Directors for an estimated fee of approximately $32,000, plus reimbursement of reasonable out-of-pocket expenses. In addition, some of our employees may solicit proxies personally, or by mail, telephone or electronic transmission, without additional compensation.

Voting Shares by Proxy

You may vote Class A Common Shares and Class B Common Shares by attending the meeting in person or by voting by proxy. You may vote by proxy via the Internet, telephone or mail. Under Ohio law, proxies submitted via the Internet, telephone and in writing by mail are valid and legally enforceable. We urge you to vote through one of the methods described below whether or not you plan to attend the special meeting.

Vote via the Internet: You can vote your shares via the Internet. The website for Internet voting is shown on your proxy card. Internet voting is available 24 hours a day, seven days a week. You will be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the Internet, you do not need to return your proxy card. The deadline for voting via the Internet is 12:00 noon, Eastern time, on November 3, 2003.

Vote by Telephone: You can vote your shares by telephone by calling the toll-free telephone number shown on your proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate the shareholder by using individual control numbers. If you vote by telephone, you do not need to return your proxy card. The deadline for voting by telephone is 12:00 noon, Eastern time, on November 3, 2003.

Vote by Mail: If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided. You can specify your choices by marking the appropriate boxes on your proxy card. If you sign and return your proxy card without specifying a

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choice, we will count your proxy as a vote in favor of the proposals on which you are entitled to vote.

Proxies received but marked as abstentions and broker non-votes will be included in the number of shares present at the meeting for purposes of determining whether a quorum is present. Since a majority of our outstanding Class A Common Shares and our outstanding Class B Common Shares is required to approve the reclassification proposal, and a majority of our outstanding Class A Common Shares is required to approve each of the regulation amendments, an abstention or broker non-vote with respect to a proposal has the effect of a vote against that proposal. If you do not vote your shares, it will have the same effect as a vote against the proposals on which you are entitled to vote.

Please note that separate proxy cards are enclosed for holders of our Class A Common Shares and holders of our Class B Common Shares. Please be sure to complete the proxy card which corresponds to the shares held by you. If you hold both Class A Common Shares and Class B Common Shares, please complete separate proxy cards for the Class A Common Shares and the Class B Common Shares held by you.

You may revoke your proxy at any time before it is voted at the special meeting by filing a duly executed proxy bearing a later date, or a notice of revocation, with our Secretary. If you attend the meeting in person, you may request that the powers of the proxy holders to vote your shares be suspended. Attendance at the meeting will not by itself revoke a previously granted proxy.

Voting Shares Held in the Jo-Ann Stores, Inc. Savings Plan 401(k)

If you participate in the Jo-Ann Stores, Inc. Savings Plan 401(k), the number of Class A Common Shares and Class B Common Shares that you may vote is equivalent to the interest in Class A Common Shares and Class B Common Shares credited to your account as of the record date. You may vote these shares by instructing the trustee of the plan, AMVESCAP National Trust Co. (a division of AMVESCAP Retirement), pursuant to the proxy card being mailed with this proxy statement/prospectus to plan participants. The trustee will vote your shares in accordance with your duly executed instructions. If you do not send instructions on how to vote your shares, the share equivalents credited to your account will be voted by the trustee in the same proportion that the trustee votes share equivalents for which it did receive instructions.

The Proposals to be Voted On

We are asking our shareholders to vote on the following proposals at the special meeting:

1. To approve an amendment to our articles of incorporation providing for a reclassification of our shares pursuant to which:

   • each of our Class A Common Shares, which currently have one vote per share, will be reclassified into 1.15 Class B Common Shares; and

   • each of our Class B Common Shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be redesignated as our ''Common Shares.''

2. To separately approve amendments to our code of regulations which would:

   • raise from 25% to 50% the percentage of shares required to call a special meeting of shareholders;

   • provide for 90 days' advance notice of any proposals or director nominations to be made by shareholders at any shareholders' meeting;

   • require an 80% shareholder vote for any change in the number of directors that is not approved by our Board of Directors; and

16

- require an 80% shareholder vote to eliminate any of these shareholder protective measures or our staggered board.

Approval of the regulation amendments is a condition to the completion of the reclassification. Therefore, if shareholders wish to have the reclassification completed, they must also approve the regulation amendments. Similarly, if the reclassification proposal is not approved, we will not go forward with the regulation amendments.

Quorum Requirements

The presence, either in person or by proxy, of the holders of a majority of our Class A Common Shares and the holders of a majority of our Class B Common Shares is necessary to constitute a quorum at the special meeting. Proxies received but marked as abstentions and broker non-votes will be included in the number of shares present at the meeting for purposes of determining whether a quorum is present.

Votes Required for Approval

For the reclassification to be approved, holders of a majority of our Class A Common Shares and holders of a majority of our Class B Common Shares must vote in favor of the reclassification. Only holders of our Class A Common Shares are entitled to vote on the proposed regulation amendments. Each of the proposed regulation amendments is being voted on separately. For the proposed regulation amendments to be approved, holders of a majority of our Class A Common Shares must vote in favor of the proposed amendments. The reclassification proposal is conditioned on the approval of the regulation amendment proposals. If the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, if the reclassification proposal is not approved, we will not go forward with the regulation amendments.

Each Class A Common Share is entitled to one vote on the reclassification proposal and each of the proposed regulation amendments. Each Class B Common Share is entitled to one vote on the reclassification proposal.

We anticipate that our directors and officers, who as of September 10, 2003 together (including Betty Rosskamm and Alma Zimmerman) beneficially own approximately 22.8% of our Class A Common Shares and 20.8% of our Class B Common Shares, will vote in favor of the reclassification proposal and each of the proposed regulation amendments.

Recommendation of Our Board Of Directors

Our Board of Directors has approved the reclassification proposal and each of the proposed regulation amendments and recommends that the holders of our Class A Common Shares and our Class B Common Shares vote FOR the reclassification proposal and that the holders of our Class A Common Shares vote FOR each of the proposed regulation amendments.

The Reclassification Proposal
(Proposal No. 1)

The description of the material terms of the reclassification set forth below is not intended to be a complete description of the reclassification. We qualify this description by reference to our proposed amended and restated articles of incorporation, which we have included in this proxy statement/prospectus as Appendix A, and to the other documents which are referenced in this section. We urge you to read our proposed amended and restated articles of incorporation in their entirety.

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Jo-Ann Stores, Inc.

The reclassification and regulation amendments are being proposed by the Board of Directors of Jo-Ann Stores, Inc. We are the nation's largest fabric and craft retailer, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating, and other creative endeavors. Our retail stores (operating as *Jo-Ann Fabrics and Crafts* traditional stores and *Jo-Ann* superstores) feature a variety of competitively priced merchandise from fabrics and notions used in crafting, quilting, apparel sewing, and home decorating projects, to craft components, silk and dried flowers, and finished seasonal merchandise. As of September 10, 2003, we operated 906 stores in 47 states (822 traditional stores and 84 superstores).

Our principal executive offices are located at 5555 Darrow Road, Hudson, Ohio 44236. Our main telephone number at those offices is (330) 656-2600. For information on where you can obtain more information about us, see the section of this proxy statement/prospectus entitled "Where You Can Find More Information."

Structure of the Reclassification

We are proposing a reclassification of our shares pursuant to which:

- each of our Class A Common Shares, which currently have one vote per share, will be reclassified into 1.15 Class B Common Shares; and

- each of our Class B Common Shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be redesignated as our "Common Shares."

The reclassification will be effected through the filing of amended and restated articles of incorporation with the Ohio Secretary of State. The text of the proposed amendments to our articles of incorporation are included in our proposed amended and restated articles of incorporation which are included in this proxy statement/prospectus as Appendix A. By voting to approve the reclassification proposal, shareholders will be adopting the amended and restated articles of incorporation set forth in Appendix A.

Upon the filing of the amended and restated articles of incorporation with the Ohio Secretary of State, each outstanding Class A Common Share will automatically be reclassified into 1.15 Class B Common Shares, which will be amended to have one vote per share and will be redesignated as our "Common Shares," and each outstanding Class B Common Share will automatically be reclassified into one newly designated "Common Share" with one vote per share. Following the reclassification, we will have authorized and outstanding a single class of Common Shares with one vote per share. Each share of newly designated Common Shares will be fully-paid and non-assessable.

If the reclassification and proposed regulation amendments are approved, we expect to complete the reclassification promptly after the special meeting, assuming that all of the conditions to the reclassification have been satisfied. Although we hope to complete the reclassification in November 2003, we cannot assure you that we will complete the reclassification by that time.

As permitted under Ohio law, our Board of Directors may decline to complete the reclassification, even if the reclassification proposal is approved by our shareholders and all of the other conditions to the reclassification are satisfied. Our Board of Directors will have entire discretion to decline to complete the reclassification. However, if all of the conditions to the reclassification have been satisfied our Board of Directors will decline to complete the reclassification only if it determines that such action would be in the best interests of the company and our shareholders under the circumstances at the time. We currently know of no reason why the reclassification would not be completed if all of the conditions to the reclassification are satisfied. If our Board of Directors declines to complete the reclassification we will issue a press

18

release and file a Current Report on Form 8-K with the Securities and Exchange Commission announcing the decision.

Following the completion of the reclassification, each stock certificate representing our Class B Common Shares will represent the same number of Common Shares, and each stock certificate representing our Class A Common Shares will be exchanged for new certificates. Promptly following the completion of the reclassification, our transfer agent will mail to each record holder of our Class A Common Shares instructions and transmittal materials for effecting the surrender of stock certificates for our Class A Common Shares in exchange for certificates representing the number of whole Common Shares to which the holder is entitled (with cash to be paid in lieu of any fractional Common Shares).

Please do not send in your stock certificates with your proxy card and do not surrender any certificates representing our Class A Common Shares until you have received transmittal materials from our transfer agent following the completion of the reclassification.

The reclassification is conditioned on the receipt of the necessary approvals of our shareholders. The reclassification requires the approval of holders of a majority of our Class A Common Shares and holders of a majority of our Class B Common Shares. The reclassification is conditioned on the approval of each of the proposed regulation amendments, which require approval by the holders of a majority of our Class A Common Shares. The reclassification is also subject to a number of other conditions, including the absence of any law or injunction preventing the completion of the reclassification and the acceptance for listing of the newly designated Common Shares on the NYSE. If the conditions to the reclassification are not satisfied, we will not be obligated to complete the reclassification. See the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Conditions to the Reclassification.''

Background of the Reclassification

We have a dual class capital structure consisting of Class A Common Shares, which currently have one vote per share, and Class B Common Shares, which currently do not have voting rights except as required by law.

The dual class structure was established in 1995. At that time, our Board of Directors believed that the dual class structure would be in the best interests of the company and our shareholders. Based on the information available at the time, our Board of Directors believed that the dual class structure would have the following benefits:

- *Shareholder Flexibility and Liquidity.*   The dual class structure would enable shareholders, by selling Class B Common Shares while retaining Class A Common Shares, to sell part of their equity interest in the company without diluting their voting power. This flexibility would benefit the selling shareholders and, by facilitating trading by those shareholders, increase trading volumes and liquidity for all shareholders.

- *Financing Flexibility; Continuity.*   The dual class structure would enable us to issue shares for financing, acquisition and compensation purposes without diluting the voting power of our existing shareholders. We could, therefore, use our equity for legitimate business purposes without diminishing the continuity and stability of our existing shareholder base.

Before adopting the dual class structure, our Board of Directors carefully considered information about similar dual class structures adopted by other public companies, including information about the impact of these structures on the total market value of the outstanding common equity of these companies, market price differentials between the voting and nonvoting shares, the impact on liquidity, and the reaction of institutional investors. Although our Board of Directors recognized that there might be disadvantages to the dual class structure as well as advantages, they believed that the advantages would outweigh the disadvantages.

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Since 1995, our management and our Board of Directors have, from time to time, reviewed the dual class structure, considered whether the anticipated benefits were being realized, and assessed the disadvantages. It soon became apparent that a substantial differential between the market prices of our Class A Common Shares and our Class B Common Shares had developed and was sustained.

This market price differential has made our Class B Common Shares less attractive as a vehicle for financings or acquisitions versus the Class A Common Shares because of their lower market value. Our Class A Common Shares have also been inappropriate as the sole financing or acquisition vehicle because their disproportionate voting rights would dilute the voting power of existing shareholders, contrary to the original purpose of the dual class structure. Since the inception of the dual class structure, we have not issued any Class B Common Shares or Class A Common Shares in a financing or acquisition, although both classes of shares have been used for employee stock options and restricted stock grants. Our management and our Board of Directors have also from time to time considered the impact of the dual class structure on the liquidity of our shares, and, recently, some of our institutional investors have expressed concerns about our dual class structure.

The institutional investors were concerned that our capital structure places us in a very limited group of publicly traded companies that have dual class structures, that the liquidity of our shares is diminished by being divided into two separately traded classes, and that the two classes of shares create investor confusion. They believed that our capital structure creates investor confusion because our separate stock symbols make it difficult to obtain stock quotes and information about the company, the calculation and reporting of our market capitalization and per share ratios is not as simple as for companies with a single class of shares, and it is not immediately clear what consideration would be paid to the different classes of shares in a merger or other transaction or how dividends would be allocated between the different classes of shares.

Although our Board of Directors monitored the impact of the dual class structure, it did not take any action to reclassify our common shares until now due to other priorities, including the acquisition and integration of House of Fabrics and the formulation and execution of a ''turnaround plan,'' which addressed operational issues and strengthened the company's financial condition.

In the Spring of 2002, our management approached the New York Stock Exchange to discuss possible ways of reclassifying our shares while retaining some disparity in voting rights. Those discussions, which took place from time to time throughout 2002 and early 2003, were inconclusive. Our management reported to our Board of Directors, at its regularly scheduled meetings, regarding the tenor of those discussions. The New York Stock Exchange advised the company that it was considering the issuance of an interpretive letter regarding the reclassification of voting shares and non-voting shares, but this letter has not been issued to date. The Committee decided to proceed with the proposed reclassification, rather than waiting to see what the New York Stock Exchange might eventually produce. If the New York Stock Exchange issues an interpretive letter prior to the completion of the reclassification, we might at that time consider the potential benefits to the company and our shareholders offered by an alternative reclassification transaction made possible by the interpretive letter. However, the issuance or non-issuance of an interpretive letter by the New York Stock Exchange is not a condition to the completion of the reclassification, and we do not expect that any such development will affect the completion of the reclassification.

On February 8, 2003, the Corporate Governance Committee of our Board of Directors held a special meeting for the specific purpose of considering the dual class structure. At that meeting, management presented a proposal to eliminate the dual class structure by combining our Class A Common Shares and our Class B Common Shares into a single class of voting common shares. The Committee considered a number of issues, including the timing of the combination, the exchange ratio to be used in the conversion of Class A Common Shares into the new common shares, the advisability of adopting certain shareholder protective measures in connection with the combination, and the process to be followed in evaluating and acting upon the proposal, including the advisability of retaining a financial advisor for the Committee.

On March 5, 2003, the Committee met and interviewed four potential financial advisors. Based on those interviews and other available information, the Committee selected and engaged Lehman Brothers as its financial advisor. The Committee considered whether to retain two financial advisors – one for each class of common shares – but decided instead to retain a single financial advisor with the task of assisting the Committee in devising a structure that was fair to all shareholders, regardless of the class of shares held. The Committee realized that the holders of our Class A Common Shares and the holders of our Class B Common Shares have different interests, since the exchange ratio will determine the value of the shares given to each of them, but believed that an adversarial process would not contribute to an equitable accommodation of those interests.

On April 9, 2003, the Committee met again to consider the dual class structure, including the reasons for its implementation, the market prices and trading dynamics of our Class A Common Shares and our Class B Common Shares since the inception of the dual class structure, the express terms of the shares, and proposed shareholder protective measures. At the meeting, Lehman Brothers presented information about other public companies with two classes of publicly traded common shares and information about certain transactions in which two classes of publicly traded common shares were combined into one. The transaction information included details about the exchange ratios used in combining the shares, liquidity and market price differentials before the combination, and liquidity and market prices after the combination. At the meeting, legal counsel described our existing shareholder protective measures and discussed the purpose of proposed new shareholder protective measures. Lehman Brothers presented information regarding the types of shareholder protective provisions adopted by other public companies, as well as the purpose and effect of those measures in the context of hostile takeover attempts. At the meeting, certain potential benefits to be derived from combining the two classes of shares were articulated, including increased liquidity, improved access to capital markets, closer alignment of voting rights with economic ownership, and increased acceptance by investors.

On May 7, 2003, the Committee met again and considered updated information about the company's dual class structure and about other companies with two classes of publicly traded common shares. At the request of the Committee, Lehman Brothers also presented more detailed information about the potential benefits of a combination of the two classes, including information showing improvements in liquidity experienced by other public companies that had combined their shares. They also provided information concerning the views expressed by analysts and other commentators in favor of the elimination of dual class structures.

On May 17, 2003, the Committee met again to consider and act upon the proposal to combine the two classes of shares and proposed regulation amendments. Lehman Brothers presented updated information about the company's dual class structure and instances in which other companies had combined two classes of publicly traded shares, including the exchange ratios used in combining the shares and the anticipated benefits of the reclassification. After considering all of the information presented to them and discussing the merits of the proposed reclassification in detail, the Committee approved the reclassification for the following reasons:

- *Increased Liquidity.* Since the establishment of the dual class structure in 1995, trading activity in our shares has been divided between two classes of shares, rather than being concentrated in a single class. If the two classes of shares are combined, the Committee expects that the trading volume of the newly designated Common Shares will be greater than the trading volume of either of the existing classes. This increase in trading volume will, the Committee believes, make it easier for investors to buy and sell our shares and, possibly, help to attract new investors.

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Lehman Brothers presented information to the Committee showing that, in the reclassification transactions undertaken since 1998 by publicly traded U.S. companies with two classes of common stock, the trading volume of the new class of common stock after the reclassification was almost always greater than the trading volume of either of the old classes of common stock before the reclassification. The information also showed that, in some instances, the trading volume of the new class of common stock was greater than the trading volume of both of the old classes of common stock on a combined basis. The information presented by Lehman Brothers compared the average daily trading volume for each class of common stock for the 12 months prior to the announcement of the reclassification with the average daily trading volume of the single class of common stock for the 12 months following the reclassification.

- *Remove Impediment to Financing*.   The dual class structure did not provide an effective financing vehicle because of the relatively low market price of our Class B Common Shares and the disproportionate voting rights of our Class A Common Shares. In contrast, if our Class B Common Shares and our Class A Common Shares are combined, there will be no disparity in market prices or voting rights, and the newly designated Common Shares should have greater liquidity than either of the existing classes, making the newly designated Common Shares a relatively more attractive financing vehicle.

- *Closer Alignment of Voting Rights with Economic Ownership*.   With the dual class structure, the holders of our Class B Common Shares have no voting rights, notwithstanding their economic interest in the company, and the holders of our Class A Common Shares have voting rights that are disproportionate to their economic interest. If the two classes of shares are combined, all of the holders of the newly designated Common Shares will have voting rights that are directly proportional to their economic interest.

- *Eliminate Confusion by Investors*.   Combining the two existing classes into a single class will simplify our capital structure and eliminate confusion on the part of investors regarding the dual class structure.

- *Increased Acceptance by Institutional Investors*.   Simplifying our capital structure and increasing liquidity by combining the two existing classes into a single class of newly designated Common Shares will address the concerns that have been expressed by institutional investors about the liquidity of our shares and the complexity of the dual class structure.

At the meeting on May 17, 2003, the Committee also considered ways in which our Class A Common Shares and our Class B Common Shares could be combined and the exchange ratio to be used in the combination. As to structure, members of the Committee decided that our Class B Common Shares should remain outstanding, although the express terms of our Class B Common Shares would be amended to include voting rights. Our Class A Common Shares would, therefore, be converted into Class B Common Shares, and our Class B Common Shares would become the newly designated Common Shares that would be outstanding after the combination. The Committee considered other potential structures, all of which would have achieved substantially the same result, but settled upon the proposed structure because it was the simplest and easiest to describe to shareholders.

The Committee considered three possible structures for the reclassification: (a) converting both the Class A Common Shares and the Class B Common Shares into a new class of common shares; (b) converting the Class B Common Shares into Class A Common Shares; and (c) converting the Class A Common Shares into Class B Common Shares.

Alternative (a), converting both the Class A Common Shares and the Class B Common Shares into new shares, would require new share certificates to be issued to all shareholders, rather than only the holders of one class of shares.

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Alternative (b), converting the Class B Common Shares into Class A Common Shares, would have meant that the exchange ratio would be equal to 0.87 (that is, 1/1.15), and each Class B Common Share would have become 0.87 Class A Common Shares. Although this exchange ratio would not have changed the relative value of the shares received by our shareholders, the Committee was concerned that the receipt by the holders of our Class B Common Shares of fewer shares than they owned prior to the reclassification might cause confusion.

The Committee chose alternative (c), converting the Class A Common Shares into Class B Common Shares, since this alternative avoids the problems raised by alternatives (a) and (b). In the proposed reclassification, only the holders of Class A Common Shares will exchange their share certificates for new certificates. In addition, after the reclassification holders of each class of our common shares will hold an equal or greater number of common shares than they owned prior to the reclassification.

As to the exchange ratio, the Committee decided that each Class A Common Share outstanding immediately prior to the combination would become 1.15 newly designated Common Shares. The Committee did not use any formula in establishing the exchange ratio nor did it place any specific weighting on the various analyses that were reviewed. The exchange ratio was selected by the Committee after evaluating the trading history of the Class A Common Shares and the Class B Common Shares and the analyses of other previously announced reclassification transactions and the trading dynamics of other public companies with dual class structures prepared by Lehman Brothers and more fully described later in the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Opinion of Financial Advisor.'' The Committee believed that the exchange ratio would appropriately preserve the relative position of each class of common shares as reflected by their relative trading levels over time. In addition, specific consideration was given to the following:

- Our Class A Common Shares have, since the inception of the dual class structure in 1995, traded at a premium to our Class B Common Shares. The average premium from inception to May 14, 2003 was 17.8%. The average premium for the one-year period ended May 14, 2003 was 21.1%, for the 120-day period ended May 14, 2003 was 16.0%, and for the 30-day period ended May 14, 2003 was 13.2%. Although the extent of the premium has varied from time to time, the Committee believes that the 1.15 exchange ratio represents an appropriate ratio for the reclassification that is equitable to both the holders of Class A Common Shares and the holders of Class B Common Shares.

- The Committee believes that the market prices of our Class A Common Shares and our Class B Common Shares over time are the best indication of the relative value of the shares and that the exchange ratio should be based on relative value. If the exchange ratio were not based on relative value, the holders of one class of shares could receive a windfall as a result of the combination, and the holders of the other class of shares could lose part of the value of their investment.

- At the May 17, 2003 meeting, Lehman Brothers delivered its oral opinion, which was subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, an exchange ratio of 1.15 Class B Common Shares for each Class A Common Share is fair from a financial point of view to the holders of our Class A Common Shares and to the holders of our Class B Common Shares. A copy of Lehman Brothers' opinion is included in this proxy statement/prospectus as Appendix B. A discussion of the basis for Lehman Brothers' opinion appears in the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Opinion of Financial Advisor.''

- At the May 17, 2003 meeting, Thompson Hine LLP, legal counsel to the Committee, delivered its written opinion that the Committee and our Board of Directors had the authority, under Ohio law and our articles of incorporation, to set the exchange ratio at

1.15 and that, upon approval of the proposed amendment by our shareholders and filing with the Ohio Secretary of State of amended and restated articles of incorporation, the reclassification will be effective under Ohio law. A copy of Thompson Hine LLP's opinion is included in this proxy statement/prospectus as Appendix C. A discussion of the basis for Thompson Hine LLP's opinion appears in the section of this proxy statement/prospectus entitled ''The Reclassification Proposal (Proposal No. 1) — Opinion of Legal Counsel.''

- The Rosskamm and Zimmerman founding families, including Betty Rosskamm, Alan Rosskamm, Alma Zimmerman and their descendants, have indicated that they support the combination even though they will not receive any special consideration. The founding families currently beneficially own approximately 24.9% of our outstanding Class A Common Shares and 20.1% of our outstanding Class B Common Shares. Upon completion of the reclassification, the founding families will beneficially own approximately 22.7% of the outstanding newly designated Common Shares, and the voting power represented by their beneficial ownership of shares will decrease from approximately 24.9% of our voting power to approximately 22.7% of our voting power. See the section of this proxy statement/ prospectus entitled ''Interests of Certain Persons in the Reclassification.'' Moreover, after the two classes of shares are combined, members of the founding families will not be able to sell any shares without further diluting their voting power.

At the meeting on May 17, 2003, the Committee also considered and approved the proposed shareholder protective measures, which are described in the section of this proxy statement/ prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).'' Members of the Committee approved these measures because they believe the measures will give our Board of Directors more leverage in discussions with a potential acquirer and thereby enhance our Board's ability to promote the interests of the company and its shareholders in those discussions. In particular, the Committee believes that the measures will help our Board to protect shareholders against abusive unsolicited takeover techniques and to negotiate a more favorable price for shareholders in the event of an unsolicited takeover bid. The Committee does not believe, however, that the measures will enable our Board to thwart a fully priced takeover attempt for an indefinite period of time. The Committee was aware that the existence of the measures might discourage some potential acquirers from making an unsolicited takeover bid, including a bid that might be favorable to the company and its shareholders. However, the Committee believes that the benefit of enhancing the Board's leverage in negotiations with potential acquirers outweighs the risk of discouraging some potential acquirers, who might or might not be willing to offer a fair price for the company.

The Committee considered whether the reclassification should be conditioned upon the adoption of the shareholder protective measures and decided that it should be. The Committee believes that the reclassification could increase the risk of an unsolicited takeover attempt and that adoption of the shareholder protective measures were necessary in light of this risk.

Immediately following the Committee meeting on May 17, 2003, our full Board of Directors met to consider the reclassification proposal and to adopt the shareholder protective measures. Upon hearing the recommendation of the Committee, and after consideration of the same information that was available to the Committee, our Board of Directors approved the reclassification and proposed regulation amendments and recommended that our shareholders vote to approve the reclassification and proposed regulation amendments at the special meeting for the reasons set forth above.

The reclassification and proposed regulation amendments were unanimously approved by the directors present at the May 17, 2003 board meeting. Scott Cowen and Ira Gumberg were not present at the meeting, but reviewed the materials generated in connection with the meeting and informed us that they support the actions of the Board.

Reasons for the Reclassification

This summary of the factors that the Corporate Governance Committee and our Board of Directors considered in making their decisions with respect to the reclassification is not intended to be exhaustive but includes all of the material factors considered by them. In view of the wide variety of factors considered in connection with the evaluation of the reclassification and the complexity of these matters, the Corporate Governance Committee and our Board of Directors did not find it necessary to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, in considering the factors described below, individual directors may have given different weight to different factors.

Corporate Governance Committee. In reaching its decision to recommend that our Board of Directors approve the reclassification, the Corporate Governance Committee consulted with our management and with its legal and financial advisors, considered and relied upon the analyses and presentations by Lehman Brothers and the Lehman Brothers opinion, and voted to approve the reclassification for the following reasons:

- *Increased Liquidity.* Since the establishment of the dual class structure in 1995, trading activity in our shares has been divided between two classes of shares, rather than being concentrated in a single class. If the two classes of shares are combined, the Committee expects that the trading volume of the newly designated Common Shares will be greater than the trading volume of either of the existing classes. This increase in trading volume will, the Committee believes, make it easier for investors to buy and sell our shares and, possibly, help to attract new investors.

  Lehman Brothers presented information to the Committee showing that, in the reclassification transactions undertaken since 1998 by publicly traded U.S. companies with two classes of common stock, the trading volume of the new class of common stock after the reclassification was almost always greater than the trading volume of either of the old classes of common stock before the reclassification. The information also showed that, in some instances, the trading volume of the new class of common stock was greater than the trading volume of both of the old classes of common stock on a combined basis. The information presented by Lehman Brothers compared the average daily trading volume for each class of common stock for the 12 months prior to the announcement of the reclassification with the average daily trading volume of the single class of common stock for the 12 months following the reclassification.

- *Remove Impediment to Financing.* The dual class structure did not provide an effective financing vehicle because of the relatively low market price of our Class B Common Shares and the disproportionate voting rights of our Class A Common Shares. In contrast, if our Class B Common Shares and our Class A Common Shares are combined, there will be no disparity in market prices or voting rights, and the newly designated Common Shares should have greater liquidity than either of the existing classes, making the newly designated Common Shares a relatively more attractive financing vehicle.

- *Closer Alignment of Voting Rights with Economic Ownership.* With the dual class structure, the holders of our Class B Common Shares have no voting rights, notwithstanding their economic interest in the company, and the holders of our Class A Common Shares have voting rights that are disproportionate to their economic interest. If the two classes of shares are combined, all of the holders of the newly designated Common Shares will have voting rights that are directly proportional to their economic interest.

- *Eliminate Confusion by Investors.* Combining the two existing classes into a single class will simplify our capital structure and eliminate confusion on the part of investors regarding the dual class structure.

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- *Increased Acceptance by Institutional Investors.*   Simplifying our capital structure and increasing liquidity by combining the two existing classes into a single class of newly designated Common Shares will address the concerns that have been expressed by institutional investors about the liquidity of our shares and the complexity of the dual class structure.

The Committee believes that the reclassification will not have any detrimental impact on the company or our shareholders. However, the Committee acknowledges that the reclassification might not produce all of the expected benefits to the company and our shareholders. The increase in the number of outstanding common shares as a result of the reclassification might result in an immediate decrease in the market price per share of the newly designated Common Shares compared with either or both of our Class A Common Shares and our Class B Common Shares. In addition, factors unrelated to our outstanding shares or our business, such as the general perception of the reclassification or the regulation amendments by the investment community or the volatility of the current securities markets in the United States, could cause a decrease in the value of our outstanding shares and impair the liquidity and marketability of such shares. The Committee decided to recommend the reclassification despite these risks. The Committee concluded that the information and analyses considered by it, as described above in this proxy statement/prospectus, supports the belief that the reclassification will produce the expected benefits.

Board of Directors.   In reaching its decision to approve and recommend that the holders of our Class A Common Shares and our Class B Common Shares approve the reclassification proposal, our Board of Directors consulted with members of the Corporate Governance Committee, our management and its legal and financial advisors and voted to approve the reclassification for the following reasons:

- the conclusions and recommendation of the Corporate Governance Committee; and

- the factors referred to above as having been taken into account by the Corporate Governance Committee in reaching its recommendation.

Opinion of Financial Advisor

On March 18, 2003, the Corporate Governance Committee of our Board of Directors engaged Lehman Brothers to act as its financial advisor with respect to the reclassification proposal. On May 17, 2003, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to the Committee that as of such date and, based upon and subject to certain matters stated therein, the exchange ratio to be applied in the proposed reclassification is fair, from a financial point of view, to the holders of our Class A Common Shares and our Class B Common Shares.

The full text of Lehman Brothers' written opinion, dated May 17, 2003, is included in this proxy statement/prospectus as Appendix B. Shareholders should read such opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers' opinion and the methodology that Lehman Brothers used to render its fairness opinion.

Lehman Brothers' opinion was provided for the information and assistance of the Committee in connection with its consideration of the proposed reclassification. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any of our shareholders as to how such shareholders should vote on the reclassification proposal. Lehman Brothers was not requested to opine as to, and Lehman Brothers' opinion does not address, our underlying business decision to proceed with the reclassification.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

- our articles of incorporation, our proposed amended and restated articles of incorporation, our draft Form S-4 registration statement to be filed with the Securities and Exchange Commission in connection with the proposed reclassification, and the specific terms of the proposed reclassification;

- such publicly available information concerning us that Lehman Brothers believed to be relevant to its analysis, including our Annual Report on Form 10-K for the fiscal year ended February 1, 2003;

- financial and operating information with respect to our business and operations that we furnished to Lehman Brothers;

- the reported prices and trading activity of our Class A Common Shares and our Class B Common Shares from August 17, 1995 to May 14, 2003 and a comparison of those trading histories with one another;

- the reported prices and trading activity of shares of other public companies with two classes of publicly traded shares from May 14, 2002 to May 14, 2003; and

- the financial terms of certain other reclassification transactions that Lehman Brothers deemed relevant.

In addition, Lehman Brothers had discussions with our management concerning the rationale for the proposed reclassification and for the original creation of the dual class structure, and Lehman Brothers undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of our management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In arriving at its opinion, Lehman Brothers did not make or obtain any evaluations or appraisals of our assets or liabilities. Lehman Brothers did not ascribe a specific range of value to the company, but rather made its determination as to the fairness, from a financial point of view, to the holders of our Class A Common Shares and our Class B Common Shares of the exchange ratio to be applied in the reclassification transaction. Lehman Brothers' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

The following is a summary of the material financial analyses undertaken by Lehman Brothers in connection with providing its opinion to the Committee. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses undertaken by Lehman Brothers, the tables must be read together with the text of each section. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

Analysis of dual class publicly traded companies. In an effort to provide the Committee with background and context for understanding our situation, Lehman Brothers identified and analyzed a group of 23 companies which, as of the time of the analysis, (a) had two classes of publicly traded common stock with different voting rights, (b) paid either no dividend or an equivalent dividend to each class of publicly traded common stock, (c) had an equity market value of at least $100 million, and (d) had annual trading volume in each class of publicly traded common stock representing at least 20% of the shares outstanding in that class and at least 3% of

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the total shares outstanding in both classes. Although all of these companies had two classes of publicly traded common stock with different voting rights, Lehman Brothers was aware that the difference in voting rights was not the same for all of the companies. Some of the companies had one class of stock that had voting rights and another class of stock with no voting rights, while other companies had one class of stock with as many as 10 votes per share and another class of stock with only one vote per share. The details of these differences in voting rights were not material to Lehman Brothers' analysis.

The group of 23 companies includes: Agere Systems Inc.; Alberto-Culver Company; Bandag, Incorporated; Crawford & Company; Curtiss-Wright Corporation; Florida East Coast Industries, Inc.; Gartner, Inc.; Gray Television, Inc.; HEICO Corporation; Hubbell Incorporated; IDT Corporation; K-V Pharmaceutical Company; McDATA Corporation; Molex Incorporated; Petroleum Helicopters, Inc.; Pilgrim's Pride Corporation; Playboy Enterprises, Inc.; Radio One, Inc.; Sequa Corporation; Tecumseh Products Company; The Neiman Marcus Group, Inc.; Travelers Property Casualty Corp.; and Viacom Inc.

Lehman Brothers analyzed the average trading differential between the high vote shares and the low vote shares during the prior 12 months, the liquidity of the two classes of stock in the aggregate and relative to one another during the same period, and whether either of the classes of publicly traded common stock was included in an S&P index. During the course of Lehman Brothers' engagement, one of the companies included in the analysis announced a reclassification transaction and is included in the analysis of reclassification transactions discussed in the next section.

Lehman Brothers found that over the prior 12-month period, the high vote shares traded at a premium to the low vote shares of greater than 1% in 13 of the 22 companies (the total 23 apart from the company that had announced a reclassification transaction), the high vote shares traded at a discount to the low vote shares of greater than 1% in 5 of the 22, and in 4 cases the high vote shares traded within 1% of the low vote shares. The premium experienced by the 13 companies ranged from 1.3% to 36.3% with a median of 11.9%. The discount experienced by the 5 companies ranged from 2.6% to 10.9% with a median of 6.2%.

The absolute liquidity ratio (defined as the total combined 12-month trading volume of both classes of publicly traded common stock divided by the total combined shares outstanding) varied significantly across the 22 companies, ranging from 0.16 to 6.27 with a median of 0.81. The relative liquidity ratio (defined as the total annual trading volume for the high vote shares divided by the total annual trading volume of the low vote shares) also varied significantly, ranging from 0.07 to 5.30 with a median of 0.57.

Lehman Brothers noted that over the prior 12-month period, our Class A Common Shares (the high vote shares) traded at a 21.1% premium to our Class B Common Shares (the low vote shares), the absolute liquidity ratio was 2.95 and the relative liquidity ratio was 3.47.

While Lehman Brothers believed the analysis of dual class publicly traded companies described above was helpful in understanding the trading dynamics of other public companies with dual class common stock structures, Lehman Brothers did not identify any specific metrics or variables that provided guidance as to how the Committee should select the exchange ratio and Lehman Brothers' opinion is not based on the results of this analysis.

Analysis of historical reclassification transactions.   In an effort to understand the dynamics and exchange ratios involved in other reclassification transactions, Lehman Brothers identified and analyzed 16 reclassification transactions of publicly traded U.S. companies from 1998 to present, including two transactions that were announced and pending. Lehman Brothers was not aware of any other reclassification transactions occurring during that period. In each reclassification transaction, two classes of stock of a single company with differential voting rights were reclassified or combined into a single class of common stock. The 16 reclassification transactions were undertaken by the following companies: AmSurg Corp.; Commonwealth

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Telephone Enterprises, Inc.; Conoco Inc.; Continental Airlines, Inc.; Dairy Mart Convenience Stores, Inc.; E-Z-EM, Inc.; Fedders Corporation; Florida East Coast Industries, Inc.; infoUSA Inc.; PacifiCare Health Systems, Inc.; Raytheon Company; Remington Oil And Gas Corporation; The Cherry Corporation; The J. M. Smucker Company; The Reader's Digest Association, Inc.; and Waddell & Reed Financial, Inc.

For each of the 16 transactions, Lehman Brothers examined the number of new shares received in the reclassification for each share of the higher voting stock and the number of new shares received in the reclassification for each share of the lower voting stock. The ratio of new shares received per share of higher voting stock to the shares received per lower voting stock is referred to as the ''exchange ratio.''

Of the 16 transactions, 5 involved the combination of two classes of stock that had been created for the purpose of facilitating a tax-free spin-off of the company. In each of these cases the exchange ratio was 1.00:1.00 and in 4 of the 5 cases, the high vote shares had traded at a discount to the low vote shares.

Of the 11 remaining transactions, 5 involved exchange ratios of 1.00:1.00 and 6 involved exchange ratios ranging from 1.09:1.00 to 1.32:1.00. One of the 5 transactions involving an exchange ratio of 1.00:1.00 also included a one-time cash payment to a significant holder of high vote securities to insure its vote in favor of the transaction, increasing the effective exchange ratio for that holder to approximately 1.14:1.00. For these 11 companies, the high vote stock had traded at a premium to the low vote stock over the 12-month period preceding announcement of the transaction in 7 cases, ranging from 0.8% to 24.7%. In the remaining 4 cases, the high vote stock had traded at a discount to the low vote stock over the 12-month period prior to announcement, ranging from 1.1% to 6.8%. The absolute liquidity ratio for the 11 cases ranged from 0.13 to 2.48, with a median of 0.50, while the relative liquidity ratio ranged from 0.01 to 1.97, with a median of 0.24.

Based on the analysis of the historical reclassification transactions, Lehman Brothers determined that the facts and circumstances of each situation were essential in understanding and evaluating the dynamics surrounding the two classes of publicly traded securities and the selection of the appropriate exchange ratio. Therefore, Lehman Brothers did not identify any specific metrics or variables that provided guidance as to how the Committee should select the exchange ratio and Lehman Brothers' opinion is not based on the results of this analysis.

Analysis of the historical trading activity of our shares. Based on its view that the facts and circumstances surrounding the specific situation are paramount in determining and evaluating the exchange ratio, Lehman Brothers analyzed the historical trading activity of our Class A Common Shares, which are entitled to one vote per share, and our Class B Common Shares, which currently have no voting rights other than as required by law. This analysis included an examination of the price and volume of each class of publicly traded stock as well as the average percentage by which the price per share of our Class A Common Shares exceeded the price per share of our Class B Common Shares over various periods of time since the creation of the dual class structure on August 17, 1995. Lehman Brothers examined the trading activity of the two classes of publicly traded stock individually and relative to one another over the entire period from inception (August 17, 1995) to May 14, 2003 and over four specific historical periods outlined below:

- Inception (August 17, 1995) to first peak (April 1, 1998);

- First peak (April 2, 1998) to trough (March 16, 2001);

- Trough (March 17, 2001) to second peak (September 12, 2002); and

- Second peak (September 13, 2002) to May 14, 2003.



Class A Common Shares   Class B Common Shares

Lehman Brothers also examined the same statistical information over the last one year, 120 days, 90 days, 60 days and 30 days.

The results of the Lehman Brothers analysis are summarized in the following tables:

Analysis of Historical Trading Activity

| | | Identified Periods (Peaks/Troughs of A Shares) | | | |
	Since Inception (8/17/95-5/14/03)	Period 1 (8/17/95-4/1/98)	Period 2 (4/2/98-3/16/01)	Period 3 (3/19/01-9/12/02)	Period 4 (9/13/02-5/14/03)
Class A					
Average Daily Volume (000's)..	38.3	15.2	12.3	58.3	199.4
Average Price................	$15.78	$17.99	$13.83	$12.06	$24.06
High	$33.75	$31.19	$31.13	$33.75	$33.10
Low	$ 3.90	$ 9.88	$ 3.90	$ 3.95	$16.90
Class B					
Average Daily Volume (000's)..	18.6	15.8	6.0	33.3	52.9
Average Price................	$13.76	$16.43	$12.05	$ 9.52	$20.39
High	$27.50	$27.50	$26.75	$26.69	$26.41
Low	$ 2.25	$ 9.88	$ 2.95	$ 2.25	$14.44
Premium (A over B)					
Average %	17.8%	9.6%	16.1%	35.4%	17.9%
High %	90.4%	38.8%	69.7%	90.4%	25.3%
Low %......................	(10.6)%	(3.7)%	(10.6)%	2.8%	10.8%

30

Analysis of Historical Trading Activity

	Prior to Recent Close (5/14/03)				
	1 year	120 days	90 days	60 days	30 days
Class A					
Average Daily Volume (000's)	178.9	211.9	207.9	156.9	145.5
Average Price	$24.84	$22.68	$21.77	$22.44	$24.56
High	$33.75	$26.85	$26.41	$26.41	$26.41
Low	$16.90	$16.90	$16.90	$17.80	$22.73
Class B					
Average Daily Volume (000's)	52.0	52.8	53.1	40.4	33.2
Average Price	$20.50	$19.58	$18.92	$19.78	$21.71
High	$26.69	$23.33	$23.33	$23.33	$23.33
Low	$14.44	$14.44	$14.44	$15.30	$20.15
Premium (A over B)					
Average %	21.1%	16.0%	15.3%	13.5%	13.2%
High %	37.1%	21.8%	21.8%	16.3%	14.6%
Low %	10.8%	10.8%	10.8%	10.8%	11.8%

Lehman Brothers noted that our Class A Common Shares have traded at a relatively persistent premium to our Class B Common Shares since the creation of the dual class structure, exhibiting an average premium of 17.8%. While the range of premiums experienced in each of the periods varied, the average for the four periods ranged from a low of 9.6% in Period 1 to a high of 35.4% in Period 3. Lehman Brothers also noted that the average daily trading volumes of our Class A Common Shares and our Class B Common Shares were quite similar in Period 1 but began to diverge significantly in Period 2. Further analysis of the trading volumes indicated that both classes of publicly traded securities experienced significant increases in average daily trading volume in the latter part of Period 3 and in Period 4 as compared to the prior periods. Coincident with the improvement in our share prices and the increased liquidity in both classes of shares in Period 4, the range of the observed trading premium narrowed and the volatility of the premium decreased. Our Class A Common Shares traded at a constant premium to our Class B Common Shares during Period 4 ranging from 10.8% to 25.3%, with an average of 17.9% over the period. Average daily trading volume was approximately 199,400 Class A Common Shares and 52,900 Class B Common Shares over the period.

The one year period encompasses all of Period 4 and a portion of Period 3, while the 120, 90, 60 and 30 day periods each reflect a subset of the Period 4 data. An evaluation of these periods demonstrates a more stable trading environment in which our Class A Common Shares continue to trade at a consistent premium to our Class B Common Shares, as illustrated by the table above.

The relative trading of our Class A Common Shares and our Class B Common Shares and the analysis of the relative premium in the trading price of our Class A Common Shares over our Class B Common Shares, both as described above, served as the basis for Lehman Brothers' opinion.

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Committee selected Lehman Brothers because of its expertise, reputation, industry expertise and because its investment banking professionals have substantial experience in transactions comparable to the reclassification transaction.

As compensation for its services in connection with the reclassification, we paid Lehman Brothers a fee of $650,000 upon the delivery of Lehman Brothers' opinion. In addition, we have agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the reclassification and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by us and the rendering of Lehman Brothers' opinion.

Our Board of Directors has not engaged Lehman Brothers with respect to any other matter during the past two years. In the ordinary course of its business, Lehman Brothers may actively trade in our debt or equity securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Legal Counsel

Thompson Hine LLP rendered an opinion to the Corporate Governance Committee at its May 17, 2003 meeting that, as of the date of the opinion:

- The Committee and our Board of Directors had the authority, under Ohio law and our articles of incorporation, to set the ratio for converting our Class A Common Shares into our Class B Common Shares at 1.15.

- Upon approval of the reclassification by our shareholders and filing of a certificate of amendment with the Ohio Secretary of State, as described in this proxy statement/prospectus, the reclassification will be effective under Ohio law.

A copy of the legal opinion is included in this proxy statement/prospectus as Appendix C.

Thompson Hine LLP was selected as counsel by the Corporate Governance Committee based on the firm's knowledge of the company, its familiarity with our existing dual class structure, its expertise in corporate and securities law matters, and the quality of the services performed by the firm in the past.

Thompson Hine LLP has provided legal services to us for many years. We paid the firm legal fees of approximately $550,000 in 2002 and approximately $690,000 in 2001. Thompson Hine LLP has also acted as counsel for Alan Rosskamm, Chairman of the Board, President and Chief Executive Officer of the company. Mr. Rosskamm paid the firm legal fees of approximately $14,000 in 2002 and approximately $3,300 in 2001. The firm has also provided legal services to Betty Rosskamm, Senior Vice President and, at the time the reclassification was approved, director of the company. Mrs. Rosskamm paid the firm legal fees of approximately $13,000 in 2002 and approximately $14,000 in 2001. The Corporate Governance Committee was aware of these relationships when it retained the firm. The Corporate Governance Committee concluded that Thompson Hine LLP did not have a conflict of interest in representing the Committee because the Committee determined that in the reclassification all shareholders would be treated equally and no special compensation would be paid to any shareholder whose voting power was diluted, including any member of the founding families.

The opinion of Thompson Hine LLP is based on their review of this proxy statement/prospectus, our articles of incorporation, which include the express terms of our Class A Common Shares and our Class B Common Shares, the proposed amendments to our articles of incorporation which will effect the reclassification, our code of regulations, the charter of the Corporate Governance Committee, the resolutions adopted by the Corporate Governance Committee and our Board of Directors at their respective May 17, 2003 meetings, the opinion of Lehman Brothers, and the provisions of Ohio law that they deemed relevant for purposes of rendering the opinion. In rendering the opinion, Thompson Hine LLP assumed that the conclusions expressed in the opinion of Lehman Brothers are correct and that the members of the Corporate Governance Committee and our Board of Directors, in approving the exchange ratio for converting Class A Common Shares into Class B Common Shares, acted in what they believed to be in or not opposed to the best interests of the company. The opinion is based on Ohio law in effect on the date of the opinion.

The opinion of Thompson Hine LLP addresses only legal issues and not the fairness of the reclassification to any of our shareholders. You therefore should not consider the opinion to be a recommendation as to how you should vote on the reclassification proposal.

NYSE Listing

Our Class A Common Shares and our Class B Common Shares are traded on the NYSE under the symbols ''JAS.a'' and ''JAS.b.'' We expect that following the reclassification our newly designated Common Shares will be listed for trading on the NYSE under the symbol ''JAS.'' The acceptance for listing by the NYSE of our newly designated Common Shares is a condition to completion of the reclassification.

Conditions to the Reclassification

The reclassification is subject to a number of conditions that must be satisfied prior to the completion of the reclassification. These conditions include:

- the approval by our shareholders of the reclassification proposal, which requires the affirmative vote of holders of a majority of our Class A Common Shares and holders of a majority of our Class B Common Shares;

- the approval by our shareholders of the proposed regulation amendments, which require approval by the holders of a majority of our Class A Common Shares;

- the absence of any law or injunction preventing the completion of the reclassification; and

- the acceptance for listing of the newly designated Common Shares on the NYSE.

We expect that the reclassification will be completed as soon as practicable after the conditions to the reclassification have been satisfied, or at such later date as is, in the judgment of our Board of Directors, in the best interests of the company and our shareholders. If the conditions to the reclassification are not satisfied, we will not be obligated to complete the reclassification. We will not waive the requirement that each of these conditions be satisfied, even in the instances when we would be legally permitted to do so.

As permitted under Ohio law, our Board of Directors may decline to complete the reclassification, even if the reclassification proposal is approved by our shareholders and all of the other conditions to the reclassification are satisfied. Our Board of Directors will have entire discretion to decline to complete the reclassification. However, if all of the conditions to the reclassification have been satisfied our Board of Directors will decline to complete the reclassification only if it determines that such action would be in the best interests of the company and our shareholders under the circumstances at the time. We currently know of no reason why the reclassification would not be completed if all of the conditions to the reclassification are satisfied. If our Board of Directors declines to complete the reclassification we will issue a press release and file a Current Report on Form 8-K with the Securities and Exchange Commission announcing the decision.

Accounting Treatment

We will account for the reclassification in a manner consistent with a stock dividend or stock split. The change in our capital structure and the additional shares outstanding as a result of the 1.15 exchange ratio will be given retroactive effect in our balance sheet and basic and diluted earnings per share calculation for all historical periods. The increased number of common shares outstanding will lower the book value per share of the company, and basic and diluted earnings per share will be reduced. See the section of this proxy statement/prospectus entitled ''Pro Forma Effect of the Reclassification.''

United States Federal Income Tax Consequences

The following discussion is the tax opinion rendered by Thompson Hine LLP regarding the material U.S. federal income tax consequences of the reclassification to the company, holders of our Class A Common Shares and holders of our Class B Common Shares. This discussion assumes that the shareholders are U.S. persons who have held, and will hold, our shares as capital assets. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances or to shareholders that are subject to special rules, such as:

- financial institutions,

- mutual funds,

- tax-exempt organizations,

- insurance companies,

- dealers in securities or foreign currencies,

- persons (including traders in securities) using a mark-to-market method of accounting,

- shareholders who hold such shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction, and

- shareholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

The following discussion is based upon the Internal Revenue Code, laws, Treasury regulations, administrative rulings and judicial decisions in effect as of the date of this proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed in this discussion. No ruling has been or will be sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the reclassification and the following discussion is not binding on the Internal Revenue Service. **You are strongly urged to consult your tax advisor as to the specific tax consequences to you of the reclassification, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.**

In the opinion of Thompson Hine LLP, the reclassification, pursuant to which each of our Class A Common Shares, which currently have one vote per share, will be reclassified into 1.15 Class B Common Shares and each of our Class B Common Shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be redesignated as our Common Shares, will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. Accordingly, the reclassification will be tax-free to the company, holders of our Class A Common Shares (except, as described below, with respect to cash received in lieu of fractional shares) and holders of our Class B Common Shares. The reclassification will result in no material federal income tax consequences to the company.

For holders of our Class A Common Shares, the reclassification will result in the following federal income tax consequences:

- The aggregate adjusted tax basis that a shareholder will take in the newly designated Common Shares received in the reclassification will be equal to the aggregate adjusted tax basis that the shareholder has (immediately before the reclassification) in the Class A Common Shares surrendered in the reclassification.

34

- The holding period of the newly designated Common Shares owned by a shareholder immediately following the reclassification will include that shareholder's holding period for the Class A Common Shares surrendered in the reclassification, provided that each Class A Common Share held by the shareholder on the date of the reclassification is a capital asset as defined in Section 1221 of the Internal Revenue Code.

- A shareholder that receives cash in lieu of a fractional share of newly designated Common Shares will be treated as having received such fractional share as a result of the reclassification and then as having sold such fractional share for cash. The amount of any capital gain or loss attributable to such sale will be equal to the difference between the cash received with respect to the fractional share and the ratable portion of such shareholder's tax basis in the Class A Common Shares surrendered in the reclassification that is allocated to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if such shareholder's holding period for such Class A Common Shares exceeded 12 months upon the completion of the reclassification.

For holders of our Class B Common Shares, the reclassification will result in no material federal income tax consequences. Consequently, the reclassification will have no affect on the adjusted tax bases or holding periods that such holders have in the newly designated Common Shares following the reclassification.

The preceding discussion does not consider any particular shareholder's individual facts and circumstances. Since the tax consequences to you of the reclassification will depend on your particular facts and circumstances, you are strongly urged to consult your tax advisor as to the tax consequences to you of the reclassification.

Appraisal Rights

Holders of our Class A Common Shares and our Class B Common Shares are not entitled to appraisal rights under the Ohio General Corporation Law in connection with the reclassification.

Federal Securities Laws Consequences

The Common Shares that will be held by our shareholders following the reclassification have been registered under the federal securities laws pursuant to a registration statement filed with the Securities and Exchange Commission. All of these Common Shares will be freely transferable following the reclassification, except that Common Shares held by persons who are deemed to be our ''affiliates'' under the federal securities laws at the time of the special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the federal securities laws. Persons who may be deemed to be our affiliates for such purposes generally include our directors and officers and individuals or entities that control, are controlled by or are under common control with us.

Effect on Equity-Based Compensation Plans and Rights Plan

The reclassification will affect our employee benefit plans that authorize the grant of equity-based compensation, as well as outstanding awards that have been made under our former equity-based compensation plans. Our plans that will be affected by the reclassification include our (a) 1998 Incentive Compensation Plan, (b) Associate Stock Ownership Plan, and (c) Non-Employee Directors Deferred Stock Program.

The 1998 Incentive Compensation Plan includes a stock option program, a restricted share program and an employee stock purchase program for employees, and a stock option program, a restricted share program and deferred stock program for non-employee directors. Awards under the plan may currently be made with respect to our Class A Common Shares and our Class B Common Shares. The Compensation Committee of our Board of Directors has the authority, in the event of a reclassification, to adjust the number and type of shares as to which the various types of awards may be granted under the plan and the number of shares subject to and the exercise price for outstanding stock options. As part of the reclassification:

- The Compensation Committee will adjust the number and type of shares as to which awards may be granted under the plan so that after the reclassification all awards will be made only with respect to our newly designated Common Shares.

- With respect to each outstanding stock option, the Compensation Committee will substitute 1.15 newly designated Common Shares for each Class A Common Share subject to the option and one newly designated Common Share for each Class B Common Share subject to the option. The Compensation Committee will also reduce the per share exercise price for outstanding stock options relating to Class A Common Shares by dividing the existing per share exercise price by 1.15.

- Holders of restricted shares issued under the plan will participate in the reclassification as any other shareholder of the company. Therefore, after the completion of the reclassification, the restricted Class A Common Shares and restricted Class B Common Shares that have been issued under the plan will be converted into our newly designated Common Shares in the same manner and at the same ratios as the outstanding shares held by our other shareholders.

The Associate Stock Ownership Plan enables employees to subscribe to purchase our Class A Common Shares and our Class B Common Shares on offering dates at six-month intervals, at a purchase price equal to the lesser of 85 percent of the fair market value of the applicable shares on the first or last day of the offering period. The Compensation Committee of our Board of Directors has the authority under the plan to adjust the type of shares that may be purchased by employees under the plan, and will make this adjustment after the completion of the reclassification.

The Non-Employee Directors Deferred Stock Program allows non-employee directors to elect to convert the retainer and meeting fee portion of their cash compensation into deferred share units. Under this feature, non-employee directors can make an election to convert a percentage of their cash compensation for the following year into deferred share units. One-half of the cash compensation deferred is converted into Class A Common Share units and one-half into Class B Common Share units. The Compensation Committee of our Board of Directors has the authority under the plan, in the event of a reclassification, to adjust the number and type of shares as to which deferred share units may be granted and the number and type of shares subject to each outstanding deferred stock unit. As part of the reclassification, the Compensation Committee will (a) provide that future deferred share units issued under the plan will relate to our newly designated Common Shares and (b) convert outstanding deferred share units into share units based on our newly designated Common Shares at the same ratios as the outstanding shares held by our other shareholders will be converted in the reclassification.

The reclassification will also affect outstanding awards of stock options and restricted shares that were granted under our former equity-based compensation plans. We have granted stock options to our non-employee directors under our 1996 Stock Option Plan for Non-Employee Directors and to certain officers and key employees under our 1990 Employee Stock Option and Stock Appreciation Rights Plan. We have also granted restricted stock to our executive officers, senior management and other key employees under our 1994 Executive Incentive Plan. Our Compensation Committee has the authority under each of these plans to make appropriate adjustments to outstanding awards granted under these plans to take into account the effects of the reclassification, and the Compensation Committee will do so following the completion of the reclassification.

We have adopted a shareholder rights plan. Under the rights plan, one right has been issued with respect to each of our outstanding Class A Common Shares and Class B Common Shares. Each right initially entitles the holder to purchase one Class A Common Share for $60.00. Upon a triggering event, each right entitles the holder to purchase one Class A Common Share for $0.50. A triggering event means the acquisition by any person or group of 15% or more of our outstanding Class A Common Shares. Our Board of Directors will amend the rights plan so that, upon the completion of the reclassification: (a) each right will initially entitle the holder to purchase one newly designated Common Share for $52.17; and (b) each right will entitle the holder, upon the occurrence of a triggering event, to purchase one newly designated Common Share for $0.43. For more information regarding the current terms of our rights plan, see the section of this proxy statement/prospectus entitled ''Existing Shareholder Protective Provisions.''

Selected Historical Financial Information

The following table shows our selected historical financial information for the periods indicated. We derived the consolidated statement of operations and consolidated balance sheet data for each of the periods presented from our audited consolidated financial statements and our unaudited quarterly financial statements. The consolidated financial statements for fiscal years 1999 through 2002 were audited by Arthur Andersen LLP, which has ceased operations. This information is only a summary and you should read it together with the financial information incorporated by reference in this proxy statement/prospectus.

	(Unaudited) Twenty-Six Weeks Ended		Fiscal Year Ended				
	August 2, 2003	August 3, 2002	Feb 1, 2003	Feb 2, 2002	Feb 3, 2001(a)	Jan 29, 2000	Jan 30, 1999
	(Dollars in millions, except per share data)						
Operating Results:							
Net sales	$ 734.0	$ 726.1	$1,682.0	$1,570.3	$1,483.3	$1,381.5	$1,242.9
Total net sales percentage increase	1.1%	10.2%	7.1%	5.9%	7.4%	11.2%	27.5%
Same-store sales percentage increase[b]	2.5%	10.6%	8.4%	5.9%	1.3%	4.5%	3.5%
Gross margin	353.1	352.4	777.5	693.1	645.1	633.2	564.0
Selling, general and administrative and other expenses[c]	322.6	304.2	642.9	644.2	589.2	533.8	476.7
Depreciation and amortization	18.2	17.9	36.1	39.3	38.3	32.0	27.7
Operating profit	12.3	30.3	98.5	9.6	17.6	67.4	34.5
Operating profit percent of net sales	1.7%	4.2%	5.9%	0.6%	1.2%	4.9%	2.8%
Net income (loss)	$ 1.9	$ 10.7	$ 44.9	$ (14.9)	$ (13.6)	$ 25.6	$ 13.4
Net income percent of net sales	0.3%	1.5%	2.7%	(0.9)%	(0.9)%	1.9%	1.1%
Per Share Data:							
Net income (loss) – diluted	$ 0.09	$ 0.53	$ 2.23	$ (0.81)	$ (0.75)	$ 1.38	$ 0.67
Average shares outstanding – diluted (000's)	20,292	19,794	20,106	18,444	18,041	18,583	19,904
Financial Position:							
Cash	$ 16.1	$ 15.7	$ 63.2	$ 21.1	$ 17.5	$ 21.4	$ 20.4
Inventories	471.6	496.2	363.1	369.0	451.0	442.5	404.0
Current assets	534.3	557.0	471.7	438.2	505.8	497.9	480.1
Property, equipment and leasehold improvements, net	190.4	200.1	190.3	210.1	190.2	194.7	164.0
Current liabilities	228.4	235.6	205.8	205.4	223.5	208.1	209.2
Long-term debt	190.5	286.4	162.9	223.7	240.0	245.2	182.5
Shareholders' equity	299.4	247.0	289.4	232.8	248.8	259.4	249.0
Per Share Data:							
Book value[d]	$ 14.97	$ 12.89	$ 14.81	$ 12.49	$ 13.67	$ 14.54	$ 13.10
Shares outstanding, net of treasury shares (000's)	20,003	19,169	19,543	18,632	18,207	17,845	19,012
Other Financial Information:							
Return on average equity[e]	N/A	N/A	17.2%	(6.2)%	(5.4)%	10.1%	5.6%
Capital expenditures	$ 18.5	$ 7.9	$ 22.7	$ 66.5	$ 35.9	$ 67.4	$ 75.1
Long-term debt to total capitalization	38.9%	53.7%	36.0%	49.0%	49.1%	48.6%	42.3%

	(Unaudited) Twenty-Six Weeks Ended		Fiscal Year Ended				
	August 2, 2003	August 3, 2002	Feb 1, 2003	Feb 2, 2002	Feb 3, 2001[a]	Jan 29, 2000	Jan 30, 1999
			(Dollars in millions)				
Store Count:							
Traditional stores	826	875	847	889	949	984	1,034
Superstores	83	70		72	70	58	42
Total	909	945	919	959	1,007	1,026	1,058
Store Square Footage (000's)							
Traditional stores	11,851	12,525	12,165	12,684	13,381	13,685	14,144
Superstores	3,627	3,214	3,270	3,213	2,687	1,957	1,126
Total	15,478	15,739	15,435	15,897	16,068	15,642	15,270

(a) 53-week year.

(b) Same-store sales are defined as net sales from stores that have been open one year or more. Net sales are included in the same-store sales calculation on the first day of the first month following the one-year anniversary of a store's opening. In conjunction with the expansion or relocation of our stores, we exclude the net sales results from these stores in our same-store sales calculation until the first day of the first month following the one-year anniversary of its expansion or relocation. Further, in a 53-week year, net sales are compared to the comparable 53 weeks of the prior period.

(c) Selling, general and administrative and other expenses include certain other costs that were separately identified for reporting purposes in the fiscal year 2004 second quarter Form 10-Q filed with the Securities and Exchange Commission. The statement of operations for the twenty-six weeks ended August 2, 2003 and August 3, 2002 segregated the following expenses:

	Twenty-Six Weeks Ended	
	August 2, 2003	August 3, 2002
Store pre-opening and closing costs...........................	$ 4.7	$2.4
Stock-based compensation expense	2.6	—
Debt repurchase expenses	3.4	1.4
	$10.7	$3.8

(d) Book value is calculated by dividing shareholders' equity by shares outstanding, net of treasury shares.

(e) Return on average equity is calculated by dividing net income by the average of the company shareholders' equity as of the beginning and end of its current fiscal year.

Pro Forma Effect of the Reclassification

The following table shows selected historical and unaudited pro forma per share data for the company. The pro forma data gives effect to the reclassification as if the transaction had occurred as of February 2, 2002. The weighted average shares outstanding for the historical data are based on the aggregate number of Class A Common Shares and Class B Common Shares outstanding for the appropriate period. The weighted average shares outstanding for the pro forma data giving effect to the reclassification equals the sum of (1) the number of Class A Common Shares outstanding multiplied by 1.15, plus (2) the number of Class B Common Shares outstanding for the appropriate period. You should read the information set forth below in conjunction with our historical consolidated financial data which is incorporated by reference in this proxy statement/prospectus.

| | Twenty-Six Weeks Ended | | Fiscal Year Ended |
	August 2, 2003	August 3, 2002	February 1, 2003
Weighted Average Shares:			
Basic shares:			
Historical	19,841,155	18,896,409	19,166,337
Pro forma (reclassification)	21,400,269	20,395,996	20,682,088
Diluted shares:			
Historical	20,292,359	19,794,403	20,106,263
Pro forma (reclassification)	21,855,578	21,306,772	21,632,227
Outstanding Shares:			
Historical	20,002,870	19,169,146	19,542,820
Pro forma (reclassification)	21,571,127	20,686,281	21,079,103
Basic earnings per share			
Historical	$ 0.10	$ 0.57	$ 2.34
Pro forma (reclassification)	$ 0.09	$ 0.52	$ 2.17
Diluted earnings per share			
Historical	$ 0.09	$ 0.53	$ 2.23
Pro forma (reclassification)	$ 0.09	$ 0.50	$ 2.08
Book value per share			
Historical	$14.97	$12.89	$14.81
Pro forma (reclassification)	$13.88	$11.94	$13.73

Comparative Market Price and Dividend Information

Our Class A Common Shares and our Class B Common Shares are traded on the NYSE under the symbols ''JAS.a'' and ''JAS.b.'' The following table shows the high and low closing prices of our Class A Common Shares and our Class B Common Shares as reported on the NYSE since our dual class structure was established in August of 1995. The closing prices set forth below are based on published financial sources.

	Class A High	Class A Low	Class B High	Class B Low
FISCAL 1996				
Third Quarter	$16.000	$11.875	$13.875	$10.625
Fourth Quarter	15.750	13.250	12.750	10.000
FISCAL 1997				
First Quarter	$14.250	$ 9.875	$12.750	$ 9.875
Second Quarter	16.875	10.250	15.750	10.000
Third Quarter	15.375	12.500	14.375	12.125
Fourth Quarter	16.875	12.625	15.750	12.625
FISCAL 1998				
First Quarter	$23.000	$15.750	$21.000	$15.000
Second Quarter	27.563	21.125	24.375	19.500
Third Quarter	25.938	21.625	22.563	20.250
Fourth Quarter	25.000	20.188	21.875	19.625
FISCAL 1999				
First Quarter	$31.188	$24.500	$27.500	$21.625
Second Quarter	29.500	23.875	26.000	21.250
Third Quarter	24.500	15.313	21.563	13.938
Fourth Quarter	19.375	13.250	16.500	12.625
FISCAL 2000				
First Quarter	$17.125	$13.188	$12.875	$10.625
Second Quarter	17.250	12.375	13.000	11.750
Third Quarter	14.688	12.438	12.688	11.313
Fourth Quarter	14.250	9.563	13.000	9.625
FISCAL 2001				
First Quarter	$10.313	$ 8.063	$10.000	$ 6.000
Second Quarter	9.500	6.938	8.688	7.063
Third Quarter	7.500	6.188	7.188	5.125
Fourth Quarter	7.188	5.500	5.375	3.688
FISCAL 2002				
First Quarter	$ 5.600	$ 3.900	$ 4.750	$ 2.830
Second Quarter	4.950	3.950	3.250	2.250
Third Quarter	5.810	4.250	3.800	2.500
Fourth Quarter	11.100	3.900	9.300	2.250
FISCAL 2003				
First Quarter	$20.340	$10.700	$17.300	$ 9.150
Second Quarter	29.250	19.150	21.500	14.500
Third Quarter	33.750	23.350	26.690	18.320
Fourth Quarter	26.850	21.810	22.850	18.190
FISCAL 2004				
First Quarter	$26.190	$16.900	$23.250	$14.440
Second Quarter	28.420	19.980	24.600	17.350

41

The closing price for our Class A Common Shares was:

- $21.80 on May 16, 2003, the last trading day before we first announced the reclassification proposal; and

- $[   ] on September   , 2003, the last trading day before the date of this proxy statement/prospectus.

The closing price for our Class B Common Shares was:

- $19.26 on May 16, 2003, the last trading day before we first announced the reclassification proposal; and

- $[   ] on September   , 2003, the last trading day before the date of this proxy statement/prospectus.

We have historically not paid dividends on our Class A Common Shares or our Class B Common Shares and do not expect to pay dividends on our outstanding shares in the near future, regardless of whether the reclassification is completed. Our senior secured credit facility allows us to pay up to $5.0 million in cash dividends to our shareholders per fiscal year, so long as there is no event of default and at least $60.0 million of excess availability under the facility. As of September 10, 2003, there was approximately $147.3 million of excess availability under the credit facility. The credit facility permits us to pay dividends to our shareholders in the form of additional shares of capital stock at any time. The credit facility expires on April 30, 2005.

Interests of Certain Persons in the Reclassification

Three members of our two founding families, Alan Rosskamm, Betty Rosskamm and Alma Zimmerman, were directors at the time that our Board of Directors approved the reclassification. As of September 10, 2003, these three directors together beneficially own approximately 20.6% of our Class A Common Shares and approximately 15.7% of our Class B Common Shares. As of that date, the shares beneficially owned by these directors represented approximately 18.2% of our aggregate outstanding common shares and approximately 20.6% of our voting power. If the reclassification is effected, these directors will beneficially own approximately 18.4% of our outstanding common shares and have approximately 18.4% of our voting power. Accordingly, although these directors will beneficially own a slightly higher percentage of the common shares outstanding after the reclassification, their voting power will be significantly diluted.

Because the ratio at which our Class A Common Shares will be converted into our Class B Common Shares is based on the historical market prices of these shares, the percentage of our entire market capitalization represented by the shares held by these directors is not expected to materially increase or decrease immediately following the reclassification.

Because of the significant share holdings of these directors and the impact that the reclassification will have on their voting power and share holdings, these directors may be deemed to have an interest in the reclassification that is different from the interests of certain classes of our shareholders or our shareholders as a whole.

For these reasons, our Board of Directors delegated the consideration of the reclassification to the Corporate Governance Committee of our Board of Directors. The Committee consisted of Scott Cowen, Ira Gumberg, Frank Newman, Beryl Raff and Gregg Searle, which were all of our directors at the time the reclassification was approved other than Alan Rosskamm, Betty Rosskamm and Alma Zimmerman. Our Board of Directors directed the Committee to review and consider the potential terms of a reclassification and, if appropriate, recommend a reclassification to the full Board of Directors. The Committee was given the discretion to engage its own independent professional advisors and the latitude to approve, disapprove or consider alternatives to a reclassification.

The Corporate Governance Committee considered the interests of the company and the holders of our Class A Common Shares and our Class B Common Shares in reviewing the reclassification, and determined that the reclassification is in the best interests of the company and fair to and in the best interests of the holders of our Class A Common Shares and the holders of our Class B Common Shares. The fairness opinion delivered by Lehman Brothers to the Committee concluded that, as of the date of the opinion, based upon and subject to the factors and assumptions set forth therein, the reclassification is fair from a financial point of view to the holders of our Class A Common Shares and the holders of our Class B Common Shares.

Based on the recommendation of the Corporate Governance Committee and its own independent consideration of the reclassification, our Board of Directors has approved the reclassification and has recommended that our shareholders vote to approve the reclassification.

On August 14, 2003, Betty Rosskamm and Alma Zimmerman resigned from our Board of Directors and were each elected to the newly created honorary position of Director Emeritus. In this new role, Ms. Rosskamm and Ms. Zimmerman will be invited to attend and participate in each meeting of our Board of Directors, although they will not vote on matters before the Board and will not serve on any of the Board's committees. Ms. Rosskamm and Ms. Zimmerman will not receive any compensation in their new roles as Emeritus directors.

Each of Alan Rosskamm, Betty Rosskamm and Alma Zimmerman have indicated that they intend to vote in favor of the reclassification proposal and each of the proposed regulation amendments.

Principal Shareholders

The following table sets forth, as of September 10, 2003 (except as otherwise noted), the amount of our shares beneficially owned by each person or group known to us to be beneficial owners of more than 5% of our Class A Common Shares or our Class B Common Shares, and the amount of our Class A Common Shares and our Class B Common Shares beneficially owned by (1) each of our directors, (2) our Chief Executive Officer and our four other most highly compensated executive officers, and (3) all of our directors and executive officers as a group. The information provided in connection with this table has been obtained from our records and a review of statements filed with the Securities and Exchange Commission. Unless otherwise indicated, each of the persons listed in the following table has sole voting and investment power with respect to the shares set forth opposite his or her name. As of September 10, 2003, 10,469,975 of our Class A Common Shares were outstanding and 9,622,553 of our Class B Common Shares were outstanding.

Name of Beneficial Owner	Class A Common Shares		Class B Common Shares	
	Number of Shares Beneficially Owned	Percent of Class (if 1% or more)	Number of Shares Beneficially Owned	Percent of Class (if 1% or more)
5% OWNERS				
Paradigm Capital Management[1]	1,064,200	10.16%	n/a	n/a
Deutsche Bank Aktiengesellschaft and its affiliates[2]	739,099	7.06%	452,680	4.70%
Cramer Rosenthal McGlynn, LLC[3]	733,715	7.01%	n/a	n/a
Barclays Capital Investments and its affiliates[4]	573,627	5.48%	163,000	1.69%
Batterymarch Financial Management, Inc.[5]	522,430	5.00%	n/a	n/a
First Pacific Advisors, Inc.[6]	395,800	3.78%	1,747,100	18.16%
Betty Rosskamm[7][8][9] 5555 Darrow Road Hudson, OH 44236	856,467	8.18%	510,985	5.31%
Alma Zimmerman[7][9][10] 5555 Darrow Road Hudson, OH 44236	659,849	6.30%	396,025	4.12%
DIRECTORS				
Alan Rosskamm[7][11] 5555 Darrow Road Hudson, OH 44236	1,396,898	13.30%	849,472	8.52%
Scott Cowen[12]	31,338	*	22,881	*
Gregg Searle[13]	24,495	*	16,573	*
Frank Newman[14]	23,091	*	10,818	*
Ira Gumberg[15]	6,813	*	5,091	*
Beryl Raff[16]	6,708	*	1,708	*
Tracey Thomas Travis[17]	5,064	*	74	*
EXECUTIVE OFFICERS				
Dave Bolen[7][18]	55,102	*	312,610	3.16%
Brian Carney[7][19]	46,955	*	150,548	1.54%
Mike Edwards[7][20]	19,141	*	31,707	*
Rosalind Thompson[7][21]	14,897	*	76,039	*
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (12 PERSONS)[7][22]	2,403,573	22.75%	2,189,801	20.80%

44

* Less than 1%

(1) The Class A Common Shares listed are reported on Schedule 13F, dated August 11, 2003, filed with the SEC with respect to holdings as of June 30, 2003. The mailing address of Paradigm Capital Management is 9 Elk Street, Albany, NY 12207-1002.

(2) The Class A Common Shares and Class B Common Shares listed are reported on Schedule 13F, dated August 14, 2003, filed with the SEC with respect to holdings as of June 30, 2003. The mailing address of Deutsche Bank Aktiengesellschaft is Taunusanlage 12, 60325 Frankfurt am Main, Germany.

(3) The Class A Common Shares listed are reported on Schedule 13F, dated August 18, 2003, filed with the SEC with respect to holdings as of June 30, 2003. The mailing address of Cramer Rosenthal McGlynn, LLC is 520 Madison Avenue 32nd Floor, New York, NY 10022-4200.

(4) The Class A Common Shares and Class B Common Shares listed are reported on Schedule 13F, dated August 12, 2003, filed with the SEC with respect to holdings as of June 30, 2003. The mailing address of Barclays Capital Investments is 5 The North Colonmade, Canary Wharf, London, England E14 4BB.

(5) The Class A Common Shares listed are reported on Schedule 13F, dated August 14, 2003, filed with the SEC with respect to holdings as of June 30, 2003. The mailing address of Batterymarch Financial Management, Inc. is 200 Clarendon Street 49th Floor, Boston, MA 02116-5016.

(6) The Class A Common Shares and Class B Common Shares listed are reported on Schedule 13F, dated August 15, 2003, filed with the SEC with respect to holdings as of June 30, 2003. The mailing address of First Pacific Advisors, Inc. is 11400 West Olympic Blvd., Suite 1200, Los Angeles, CA 90064.

(7) The number of common shares beneficially owned by such persons under our Jo-Ann Stores, Inc. Savings Plan 401(k) is included as of August 31, 2003, the latest date for which statements are available.

(8) Mrs. Rosskamm's beneficial ownership includes 4,250 Class B Common Shares held as custodian for the benefit of her grandchildren. Her beneficial ownership also includes 25,000 Class A Common Shares and 25,000 Class B Common Shares held by The Rosskamm Family Partnership with regard to which she has sole voting and dispositive power, 750,245 Class A Common Shares and 45,547 Class B Common Shares held by Rosskamm Family Partners, L.P. with regard to which she has shared voting and dispositive power, and 149,183 Class B Common Shares held by Rosskamm Family Partners, L.P. II with regard to which she also has shared dispositive power.

(9) Mrs. Rosskamm, Mrs. Zimmerman and the company entered into an agreement, dated September 26, 1997, relating to their Class A Common Shares and Class B Common Shares. Under this agreement, Mrs. Rosskamm and her lineal descendants and permitted holders, and Mrs. Zimmerman and her lineal descendants and permitted holders, may each sell up to 200,000 Class A Common Shares in any calendar year and may not sell more than 100,000 of those shares in any 180-day period. Mrs. Rosskamm and Mrs. Zimmerman may each sell up to 100,000 Class B Common Shares in any 60-day period. If either Mrs. Rosskamm or Mrs. Zimmerman plan to sell a number of their Class A Common Shares in excess of the number permitted under the agreement, they must first offer to sell those shares to the other family party to the agreement and then, with the other family's permission, to the company. If either Mrs. Rosskamm or Mrs. Zimmerman plan to sell a number of their Class B Common Shares in excess of the number permitted under the agreement, each family must first offer to sell those shares to the company.

(10) Mrs. Zimmerman's beneficial ownership includes 438,966 Class A Common Shares and 290,122 Class B Common Shares held as trustee.

(11) Mr. Rosskamm's beneficial ownership includes 30,000 Class A Common Shares and 350,000 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003, 26,000 Class A Common Shares held as restricted stock, and an aggregate of 204,054 Class A Common Shares and 220,514 Class B Common Shares held by his children, spouse or Mr. Rosskamm as trustee for the benefit of family members and charities of which he disclaims beneficial ownership of 150,651 Class A Common Shares and

144,668 Class B Common Shares. His beneficial ownership also includes 750,245 Class A Common Shares and 45,547 Class B Common Shares held by Rosskamm Family Partners, L.P. with regard to which he has shared voting and dispositive power, 149,183 Class B Common Shares held by Rosskamm Family Partners, L.P. II with regard to which he has shared dispositive power, 98,950 Class A Common Shares and 9,303 Class B Common Shares held by Caneel Bay Partners, L.P. I with regard to which he has sole voting and dispositive power and 25,493 Class B Common Shares held by Caneel Bay Partners, L.P. II with regard to which he has dispositive power.

(12) Mr. Cowen's beneficial ownership includes 22,250 Class A Common Shares and 18,250 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003, 1,788 Class A Common Shares and 2,331 Class B Common Shares subject to a deferred compensation arrangement and 2,500 Class A Common Shares held as restricted stock.

(13) Mr. Searle's beneficial ownership includes 15,750 Class A Common Shares and 15,750 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003, 745 Class A Common Shares and 823 Class B Common Shares subject to a deferred compensation arrangement and 2,500 Class A Common Shares held as restricted stock.

(14) Mr. Newman's beneficial ownership includes 16,250 Class A Common Shares and 8,250 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003, 1,841 Class A Common Shares and 2,568 Class B Common Shares subject to a deferred compensation arrangement and 2,500 Class A Common Shares held as restricted stock.

(15) Mr. Gumberg's beneficial ownership includes 1,500 Class A Common Shares and 1,500 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003, 2,813 Class A Common Shares and 3,591 Class B Common Shares subject to a deferred compensation arrangement and 2,500 Class A Common Shares held as restricted stock.

(16) Ms. Raff's beneficial ownership includes 1,608 Class A Common Shares and 1,608 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003 and 5,000 Class A Common Shares held as restricted stock.

(17) Ms. Travis' beneficial ownership includes 64 Class A Common Shares and 74 Class B Common Shares subject to a deferred compensation arrangement and 5,000 Class A Common Shares held as restricted stock.

(18) Mr. Bolen's beneficial ownership includes 262,750 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003 and 12,000 Class A Common Shares held as restricted stock.

(19) Mr. Carney's beneficial ownership includes 129,000 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003 and 7,000 Class A Common Shares held as restricted stock.

(20) Mr. Edwards' beneficial ownership includes 31,250 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003 and 17,000 Class A Common Shares held as restricted stock.

(21) Ms. Thompson's beneficial ownership includes 75,750 Class B Common Shares subject to stock options that are exercisable on or prior to November 9, 2003 and 12,000 Class A Common Shares held as restricted stock.

(22) Beneficial ownership for all executive officers and directors as a group includes 87,358 Class A Common Shares and 894,108 Class B Common Shares subject to stock options granted under our stock option plans that are exercisable on or prior to November 9, 2003, 7,251 Class A Common Shares and 9,387 Class B Common Shares subject to a deferred compensation arrangement and 101,000 Class A Common Shares held as restricted stock.

46

Proposed Regulation Amendments
(Proposal Nos. 2 – 5)

The proposed regulation amendments provide for four separate amendments to our code of regulations. Only holders of record of our Class A Common Shares as of the record date for the special meeting are entitled to vote on the proposed regulation amendments. The four proposed regulation amendments are being voted on separately, and each proposal requires the approval of holders of a majority of our Class A Common Shares. We believe that the reclassification could increase the risk of an unsolicited takeover attempt and that adoption of the regulation amendments is necessary in light of this risk. The completion of the reclassification is therefore conditioned on the approval of all of the proposed regulation amendments. If all of the proposed regulation amendments are not approved, we will not complete the reclassification. Similarly, the proposed regulation amendments are conditioned on the approval by our shareholders of the reclassification and the satisfaction of the other conditions to the reclassification.

Our Board of Directors believes that, for the reasons discussed below, each of the proposed regulation amendments is in the best interests of the company and our shareholders. Our Board of Directors is aware that these amendments could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company, including a bid that might be favorable to the company and our shareholders. These amendments could also have the effect of making the removal of our directors and management more difficult, even when the removal might be in the interests of the company and our shareholders. However, our Board believes that, in addition to the benefits discussed below, these amendments will give our Board more leverage in negotiations with a potential acquirer and thereby enhance our Board's ability to promote the interests of the company and our shareholders in those negotiations. Therefore, our Board believes that, on balance, the advantages of the amendments outweigh any potential disadvantages that they may have. We have no reason to believe that a takeover attempt is imminent, and we are not currently negotiating with a prospective acquirer.

Ohio law, our current articles of incorporation and code of regulations and our rights plan contain additional provisions that serve to protect the company and our shareholders in the context of an unsolicited takeover attempt. Some of these provisions might have the effect of discouraging a potential acquirer from making an unsolicited bid for the company. These provisions are summarized below in the section of this proxy statement/prospectus entitled ''Existing Shareholder Protective Provisions.''

The New York Stock Exchange may refuse to list or may delist companies that do not comply with its regulations relating to defensive tactics, voting rights, staggered boards and other matters. We have consulted with the NYSE regarding the reclassification proposal and the proposed regulation amendments and do not believe that the implementation of these proposals will affect our ability to have the newly designated Common Shares listed for trading on the NYSE.

A copy of our proposed amended and restated code of regulations, with the proposed amendments included, is included in this proxy statement/prospectus as Appendix D. We urge you to read the proposed amended and restated code of regulations in its entirety. By voting to approve the proposed regulation amendments, shareholders will be adopting the amended and restated code of regulations set forth in Appendix D.

Each of these proposed regulation amendments was approved by our Board of Directors. The proposed regulation amendments were unanimously approved by the directors present at the May 17, 2003 board meeting. Scott Cowen and Ira Gumberg were not present at the meeting, but reviewed the materials generated in connection with the meeting and informed us that they support the actions of the Board. Our Board of Directors recommends that holders of our Class A Common Shares vote FOR each of Proposal Nos. 2 through 5.

47

Proposal No. 2 – Raise the Percentage of Shares Required to Call Special Meetings of Shareholders.

Our code of regulations currently provides that a special meeting of shareholders may be called by the holders of 25% of the outstanding shares entitled to vote at the meeting. Our Board of Directors recommends that the code of regulations be amended to increase from 25% to 50% the percentage of shares required to call a special meeting.

Our Board of Directors will call a special meeting of shareholders whenever, in the exercise of their fiduciary duties, they deem appropriate. If the code of regulations is amended, the holders of 50% of the outstanding shares could also call a special meeting, although the holders of less than 50% of the outstanding shares could not, regardless of the merits of the proposal they might want to present to shareholders. Our Board believes, however, that it is not appropriate for a minority of shareholders to have the right to call a special meeting that is not supported by our Board or a majority of our shareholders. Without the support of a majority of our shareholders, it is questionable whether any proposals raised at the special meeting would be approved and, therefore, whether the time and expense of the meeting would be worthwhile.

This proposed amendment appears in Section 2 of Article I of our proposed amended and restated code of regulations, which is included in this proxy statement/prospectus as Appendix D.

Proposal No. 3 – Require Advance Notice of Proposals or Director Nominations to be Made at Shareholders' Meetings.

Our code of regulations currently does not require any advance notice of proposals or directors nominations to be made by shareholders at shareholders' meetings. It is possible that a shareholder, without notice to the company or disclosure of material information to shareholders, could raise for the first time, from the floor of a shareholders' meeting, proposals or nominate candidates for election as directors.

With respect to shareholder proposals, our Board of Directors recommends that our code of regulations be amended to provide as follows:

- At an annual meeting of shareholders, only such business as is properly brought before the meeting may be considered. To be properly brought before an annual meeting, business must be specified in the notice of the meeting, brought before the meeting by the presiding officer or at the direction of our Board of Directors, or properly requested by a shareholder.

- For business to be properly requested by a shareholder, the shareholder must be a shareholder of record at the time of the giving of the notice of the annual meeting and at the time of the annual meeting, be entitled to vote at the annual meeting, and give timely written notice of the business to the Secretary. To be timely, the shareholder's notice must be given not later than the close of business on the 90th day, and not earlier than the opening of business on the 120th day, prior to the annual meeting, provided timely notice of the date of the annual meeting is given by the company. The shareholder's notice must set forth certain basic information about the shareholder and the business proposed to be brought before the meeting.

- At a special meeting of shareholders, only such business as is properly brought before the meeting will be conducted. To be properly brought before a special meeting, business must be specified in the notice of the meeting or brought before the meeting by the presiding officer or at the direction of our Board of Directors.

- The determination of whether any business is properly brought before any annual meeting or special meeting will be made by the presiding officer of the meeting. The presiding officer will be the Chairman of the Board or another officer designated by our Board of Directors.

With respect to director nominations, our Board of Directors recommends that our code of regulations be amended to provide as follows:

- At a meeting of shareholders at which directors are to be elected, only persons properly nominated as candidates will be eligible for election as directors. Candidates may be properly nominated either by our Board of Directors or by a shareholder.

- For a shareholder to properly nominate a candidate for election as a director, the shareholder must be a shareholder of record at the time of the giving of the notice of the meeting and at the time of the meeting, be entitled to vote at the meeting in the election of directors, and give timely written notice of the nomination to our Secretary. To be timely, a shareholder's notice must be given not later than the close of business on the 90th day, and not earlier than the opening of business on the 120th day, prior to the meeting, provided timely notice of the date of the meeting is given by the company. A shareholder's notice must set forth, as to each candidate, all of the information about the candidate required to be disclosed in a proxy statement complying with the rules of the Securities and Exchange Commission.

Our Board of Directors believes that these advance notice provisions will help to ensure that shareholders are given enough information, and have enough time, to make thoughtful and informed decisions on all matters submitted to them for a vote. These provisions will also enable our Board to evaluate the proposals or director nominations, to seek further information if necessary, to formulate a position on behalf of the company, and to make appropriate disclosures and recommendations to shareholders, all on a timely basis. On the other hand, the advance notice provisions could make it impossible for a shareholder who misses the deadline to make a proposal or director nomination that might otherwise be in the best interests of the company and our shareholders.

These proposed amendments appear in Section 8 of Article I and Section 3 of Article II of our proposed amended and restated code of regulations, which is included in this proxy statement/prospectus as Appendix D.

Proposal No. 4 – Require 80% Shareholder Vote to Change the Number of Directors When Not Approved by Our Board.

Our code of regulations currently provides that our Board of Directors is divided into three classes. This is often referred to as a ''staggered board.'' The number of directors in each class may be fixed or changed either by the shareholders at any meeting of shareholders called to elect directors at which a quorum is present, by the vote of a majority of the shares represented at the meeting and entitled to vote on the proposal, or by our Board of Directors, by the vote of a majority of the directors then in office, except that, after the shareholders have fixed the number of directors in any class, our Board may not increase or decrease the number of directors in that class by more than one.

The purpose of a staggered board is to ensure continuity and stability in the board of directors. At each annual meeting of the shareholders, directors are elected to one of the three classes, while directors in the other two classes remain in office. This staggering of terms in office ensures that, at all times, at least two-thirds of the directors in office have experience. The shareholders may, of course, replace all of the directors, but only over a three-year period. To prevent sudden shifts in the composition of a board of directors, Ohio law was amended in 2002 to provide that directors elected to a staggered board may be removed only for ''cause.''

Our Board of Directors recommends that our code of regulations be amended to require an 80% shareholder vote for any change effected by our shareholders in the number of our directors, unless the amendment is approved by our Board of Directors. If our Board approves a change effected by our shareholders in the number of our directors, then a 50% shareholder vote will be required to approve the change.

Our Board of Directors believes that the ability of shareholders to change the number of directors, by the vote of a simple majority of the shares represented at a shareholders meeting, is inconsistent with the purpose of the staggered board. Shareholders could increase the number of directors and, by electing directors to fill the vacancies, ''pack'' the Board and fundamentally change its composition at a single shareholders' meeting. Such a sudden shift in the composition of our Board would be inconsistent with the purpose of the staggered board.

Our Board of Directors is, however, aware that there may be circumstances in which it is appropriate to change the number of directors. For example, our Board may become aware of director candidates who have especially strong qualifications, and it may be appropriate to increase the number of directors in one or more classes in order to make room for these candidates. Requiring an 80% shareholder vote for any change in the number of directors that is not approved by the Board protects against sudden shifts in the composition of our Board, while giving the Board the authority needed to respond to circumstances in which a change may be appropriate.

This proposed amendment may give minority shareholders, including our directors and officers acting as a group, who together (including Betty Rosskamm and Alma Zimmerman) beneficially own as of September 10, 2003 shares with approximately 22.8% of our voting power and will after the reclassification beneficially own newly designated Common Shares with approximately 21.9% of our voting power, effective veto power over changes in the number of our directors when the changes are not approved by our Board. However, the proposed amendment is not intended to give any specific group of shareholders such veto power, and despite this effect our Board believes that this amendment is, on balance, in the best interests of the company and our shareholders.

This proposed amendment will require the approval of the holders of a majority of our Class A Common Shares, even though the amendment will create an 80% approval requirement for changes in the number of our directors when the change is not approved by our Board. Our Board has determined that a majority approval is appropriate since this is the approval threshold that is applicable under Ohio law and our articles of incorporation.

This proposed amendment appears in Section 1 of Article II of our proposed amended and restated code of regulations, which is included in this proxy statement/prospectus as Appendix D.

Proposal No. 5 – Require 80% Shareholder Vote to Eliminate Shareholder Protective Measures, Including Our Staggered Board.

Our code of regulations currently provides that the code of regulations may be amended at a shareholders meeting by the affirmative vote of the holders of shares with a majority of our voting power and without a meeting by the written consent of the holders of shares with two-thirds of our voting power.

In addition, Ohio law provides that any amendment that changes or eliminates the staggered board may be approved only at a shareholders meeting and, in addition to the vote specified in the code of regulations, only with the affirmative vote of the holders of a majority of the ''disinterested shares'' voted on the proposal. ''Disinterested shares'' are shares held by any person or group (other than the company, a subsidiary of the company, an employee stock ownership plan or benefit plan of the company or any subsidiary, and any trustee or beneficiary of any such plan) that has or directs the exercise of 10% or more of the voting power of the company in elections of directors.

Our Board of Directors recommends that our code of regulations be amended to increase to 80% the shareholder vote required to amend or eliminate any of the shareholder protective provisions proposed above or the provisions of our code of regulations which provide for our staggered board, unless our Board of Directors approves the amendment. If our Board approves an amendment, then a 50% shareholder vote will be required to amend or eliminate the protective provision or staggered board. The Board believes that this change is in the best interests of the company and its shareholders because it makes it impossible to defeat the purpose of these provisions by modifying or eliminating them by the vote of a simple majority of the shareholders.

This proposed amendment may give minority shareholders, including our directors and officers acting as a group, who together (including Betty Rosskamm and Alma Zimmerman) beneficially own as of September 10, 2003 shares with approximately 22.8% of our voting power and will after the reclassification beneficially own newly designated Common Shares with approximately 21.9% of our voting power, effective veto power over the elimination of our shareholder protective provisions or our staggered board. However, the proposed amendment is not intended to give any specific group of shareholders such veto power, and despite this effect our Board believes that this amendment is, on balance, in the best interests of the company and our shareholders.

This proposed amendment will require the approval of the holders of a majority of our Class A Common Shares, even though the amendment will create an 80% approval requirement to eliminate our shareholder protective provisions or our staggered board. Our Board has determined that a majority approval is appropriate since this is the approval threshold that is applicable under Ohio law and our articles of incorporation and is the same approval threshold that applies to the adoption of the shareholder protective provisions proposed above and that applied when we implemented our staggered board.

This proposed amendment appears in Article X of our proposed amended and restated code of regulations, which is included in this proxy statement/prospectus as Appendix D.

Description of the Common Shares

The following description of the Common Shares, without par value, that our shareholders will own following the reclassification is not meant to be complete and is qualified by reference to our articles of incorporation, as proposed to be amended by the reclassification proposal, our code of regulations, as proposed to be amended by the proposed regulation amendments, and the Ohio General Corporation Law. Copies of our articles of incorporation and code of regulations, each as proposed to be amended, are included in Appendices A and D to this proxy statement/prospectus.

Authorized Number of Common Shares

If the reclassification proposal is approved by our shareholders and completed by us, we will have one class of common shares authorized and outstanding after the reclassification, which will be designated as Common Shares without par value. As of the completion of the reclassification, our articles of incorporation will include authorization for 150,000,000 Common Shares. Based on the 10,469,975 Class A Common Shares and the 9,622,553 Class B Common Shares outstanding as of September 10, 2003, we expect to have approximately 21,663,024 Common Shares outstanding as of the completion of the reclassification. We will be permitted to increase the authorized number of our newly designated Common Shares with the approval of the holders of a majority of our outstanding Common Shares.

Terms of the Common Shares

Holders of the Common Shares will be entitled to one vote per share on all matters upon which our shareholders are entitled to vote, including the election of directors. Under the Ohio General Corporation Law, holders of the Common Shares will be entitled to vote cumulatively in the election of directors if any shareholder gives written notice to the President, a Vice President or the Secretary of the company, not less than 48 hours before the time set for a shareholders' meeting at which directors will be elected, and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary or by or on behalf of the shareholder giving such notice. Cumulative voting will permit a shareholder to (1) cast a number of votes equal to the number of Common shares owned by the shareholder multiplied by the number of directors to be elected and (2) cast those votes for only one nominee or distribute them among the nominees.

The holders of Common Shares will be entitled to dividends when, as and if declared by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding up of our business, each holder of Common Shares will be entitled to share ratably in all of our assets remaining after the payment of liabilities. Holders of Common Shares will have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. The Common Shares will not be subject to any provisions relating to redemption or any restrictions on alienation. The Common Shares have no conversion rights and will not be subject to further calls or assessments by us. All Common Shares that will be outstanding after the reclassification will be fully-paid and non-assessable.

The Common Shares will be subject to the provisions of our articles of incorporation, as proposed to be amended by the reclassification proposal, and our code of regulations, as proposed to be amended by the proposed regulation amendments. These proposals, as well as some of the existing provisions contained in Ohio law, our articles of incorporation, our code of regulations and our rights plan, could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company and could also have the effect of delaying, hindering or preventing a change in control of our company that is not supported by our Board of Directors. These provisions of Ohio law and our existing articles of incorporation, code of regulations and rights plan that could have such an effect are described below in the section of this proxy statement/prospectus entitled ''Existing Shareholder Protective Provisions.''

We expect that following the reclassification the Common Shares will be listed for trading on the NYSE under the symbol ''JAS.''

Existing Shareholder Protective Provisions

Our Board of Directors is fixed at nine directors and is divided into three classes, with a minimum of three directors required in each class. Currently, our Board of Directors consists of eight members, with one directorship being unfilled. Two of the classes consist of three directors and one class consists of two directors. Directors of each class serve for three-year terms, with one class being elected by our shareholders each year. The authorized number of directors and the number of directors in each class may be changed by our directors at any meeting of our Board of Directors by vote of a majority of the directors then in office. After the number of directors in any class has been fixed by our shareholders, our directors may not increase or decrease the number of directors in that class by more than one.

The authorized number of directors and the number of directors in each class may also be changed by our shareholders at any meeting of shareholders, by holders of a majority of our shares entitled to vote on the proposal. In Proposal No. 4, we are proposing that our code of regulations be amended to require an 80% shareholder vote for any change in the number of directors that is not approved by our Board of Directors. See the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

Under the Ohio General Corporation Law, if a corporation's Board of Directors is divided into classes, directors may be removed by the shareholders only for ''cause.'' If any director is removed, the remaining directors, even if less than a majority of the whole authorized number of directors, may fill any such vacancy by a majority vote of the remaining directors. A director of any class may be removed upon the vote of the holders of a majority of our voting power entitled to vote in the election of directors. Unless all of the directors of a class are removed, a director may not be removed if votes of a sufficient number of shares are cast against the director's removal which, if cumulatively voted at an election of all of the directors, or all of the directors of a particular class, would be sufficient to elect one director.

Our code of regulations may be amended or a new code of regulations may be adopted by the shareholders at a meeting held for that purpose by the vote of the holders of a majority of our voting power or without a meeting by the written consent of the holders of two-thirds of our voting power. In Proposal No. 5, we are proposing that our code of regulations be amended to increase to 80% the shareholder vote required to amend or eliminate any of the shareholder protective provisions that are proposed for adoption in this proxy statement/prospectus or our staggered board, unless our Board of Directors approves the amendment. See the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

Generally, under the Ohio General Corporation Law, the approval by the affirmative vote of holders of two-thirds of the voting power of a corporation entitled to vote on the matter is required for mergers, consolidations, majority share acquisitions, combinations involving the issuance of shares with one-sixth or more of the voting power of the corporation, any transfers of all or substantially all of the assets of a corporation, and an amendment to the corporation's articles of incorporation, unless the articles of incorporation of the corporation specify a different proportion, which cannot be less than a majority. Our articles of incorporation provide that, notwithstanding any provisions of the Ohio General Corporation Law requiring for any action the vote or consent of holders of shares with two-thirds or any other proportion of our voting power or of any other class of shares, such action may be taken by the vote or consent of the holders of a majority of our voting power or of such class.

Our articles of incorporation contain ''fair price'' provisions in Article Tenth that require the affirmative vote of at least 80% of all of our outstanding shares entitled to vote in the election of directors to effect a merger or consolidation with an interested party, the sale or other disposition of at least $1.0 million of our assets to an interested party, the sale of securities for cash or other consideration with a value of at least $1.0 million to an interested party, or a reclassification of our shares in which the beneficial ownership of an interested party in any class of our shares is proportionately increased. The requirement for approval by an 80% vote is not applicable to proposals where (a) certain minimum price and form of consideration requirements are met with respect to the consideration to be received by our shareholders and (b) our board has included at least five ''continuing directors'' from the date the interested party became an interested party through the date of the completion of the proposed transaction. An ''interested party'' includes any holder that, together with its affiliates, beneficially owns, or has at any time during the two years prior to the date of the proposed transaction beneficially owned, at least 20% of the aggregate voting power of our outstanding shares entitled to vote in the elections of directors. Notwithstanding that other provisions of our articles of incorporation may be amended by the vote or consent of the holders of a majority of our voting power, these fair price provisions require the vote of at least 80% of our voting power to be amended or superseded.

Section 1704.02 of the Ohio General Corporation Law (also known as the ''merger moratorium law'') prohibits any ''Chapter 1704 transaction'' for a period of three years from the date on which a shareholder first becomes an ''interested shareholder'' unless the directors of the corporation, before the shareholder became an interested shareholder, approved the Chapter 1704 transaction or the transaction pursuant to which the shareholder became an interested shareholder. A ''Chapter 1704 transaction'' is defined to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an interested shareholder or an affiliate of an interested shareholder. An ''interested shareholder'' is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After the three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation, provided that a majority of the disinterested shareholders approve the transaction.

Section 1701.831 of the Ohio General Corporation Law (also known as the ''control share acquisition law'') generally prohibits transactions in which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all the voting power of a corporation, or a majority or more of all the voting power of a corporation, unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation represented at the meeting and by the affirmative vote of a majority of the voting power of the corporation represented at the meeting excluding the voting power of interested shares. A corporation can provide in its articles of incorporation or code of regulations that Section 1701.831 does not apply to control share acquisitions of its shares. We have not provided in our articles of incorporation or code of regulations that these provisions do not apply to us.

Under Ohio law, any offeror making a ''control bid'' pursuant to a tender offer for the securities of a ''subject company'' (generally, a corporation with a certain threshold value of assets located in Ohio and a certain threshold number of shareholders residing in Ohio) must file upon commencement of the bid certain information specified in the Ohio Securities Act with the Ohio Division of Securities, who may then within five calendar days suspend the bid if the required information has not been supplied to it, if material information regarding the bid has not been provided to the offerees or if there has been any other violation of the Ohio Securities Act.

We have adopted a shareholder rights plan. Under the rights plan, one right has been issued with respect to each of our outstanding Class A Common Shares and Class B Common Shares. Each right initially entitles the holder to purchase one Class A Common Share for $60.00. Upon a triggering event, each right entitles the holder to purchase one Class A Common Share for $0.50. A triggering event means the acquisition by any person or group of 15% or more of our outstanding Class A Common Shares. For purposes of determining the amount of Class A Common Shares beneficially owned by any member of our founding families, no family member is deemed to beneficially own any shares owned by any other member of the families and no transfer between any of the family members is deemed to increase the number of shares owned by the transferee. The rights, which do not have voting privileges, expire on October 31, 2010, but may be redeemed by our Board of Directors prior to that time for $0.005 per right.

Some or all of these provisions of our articles of incorporation, our code of regulations, our rights plan and Ohio law could have the effect of discouraging a potential acquirer from making an unsolicited bid for the company and could also have the effect of delaying, hindering or preventing a change in control of our company that is not supported by our Board of Directors. The amendments to our code of regulations that we have proposed for adoption at the special meeting could have similar effects. See the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).''

Comparison of Shareholder Rights

The following summary describes the material differences between the terms of our Class A Common Shares and Class B Common Shares, on the one hand, and the proposed terms of the newly designated Common Shares that our shareholders will hold after the reclassification, on the other hand.

The express terms of our Class A Common Shares and our Class B Common Shares are set forth in full in our existing articles of incorporation, which has been filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended February 1, 2003, a copy of which can be obtained as described in the section of this proxy statement/prospectus entitled ''Where You Can Find More Information.'' The express terms of our newly designated Common Shares are set forth in our proposed amended and restated articles of incorporation, which are included in this proxy statement/prospectus as Appendix A. You are urged to read these documents in their entirety.

Authorized Number of Common Shares

Our existing articles of incorporation authorize 75,000,000 Class A Common Shares and 75,000,000 Class B Common Shares. Following the completion of the reclassification, our articles of incorporation will authorize for issuance 150,000,000 newly designated Common Shares. As of September 10, 2003, there were outstanding 10,469,975 Class A Common Shares and 9,622,553 Class B Common Shares. Following the completion of the reclassification, we expect that there will be approximately 21,663,024 Common Shares outstanding.

Our existing articles of incorporation permit us to increase the authorized number of our Class A Common Shares or our Class B Common Shares, subject to the approval of the holders of a majority of our outstanding Class A Common Shares. The holders of our Class B Common Shares have no right to participate in any such vote. Following the completion of the reclassification, we will be permitted to increase the authorized number of our newly designated Common Shares with the approval of the holders of a majority of our outstanding Common Shares.

Voting Rights

Under our existing articles of incorporation, each of our Class A Common Shares, subject to the ''Class B Protection Provision'' described below, entitles the holder thereof to one vote on all matters on which shareholders are entitled to vote, including the election of directors. Our Class B Common Shares do not entitle the holders thereof to any votes except as otherwise required by law and except in the event of conversion as described below. The holders of our Class B Common Shares are entitled to vote only under those circumstances set forth in the Ohio General Corporation Law, which generally relate to proposals that would change the par value of our Class B Common Shares, alter or change the express terms of those shares in a prejudicial manner, change the express terms of issued shares of a class senior to our Class B Common Shares in any prejudicial manner to our Class B Common Shares, authorize shares of another class that are convertible into our Class B Common Shares, reduce the stated capital of the company or substantially change the purpose of the company.

Currently, most actions submitted to a vote of our shareholders are voted on only by holders of our Class A Common Shares, and the holders of our Class A Common Shares are entitled to elect the entire Board of Directors.

If the reclassification is completed, each newly designated Common Share will be entitled to one vote on all matters that are presented to the shareholders for their vote or consent.

Convertibility

None of our Class A Common Shares or our Class B Common Shares are convertible into another class of common shares or any other of our securities, except that all of our outstanding Class B Common Shares will convert into our Class A Common Shares on a share-for-share basis:

- automatically at any time when the number of our outstanding Class A Common Shares falls below 10% of the aggregate number of our outstanding Class A Common Shares and Class B Common Shares; or

- upon resolution of our Board of Directors if, as a result of the existence of our Class B Common Shares, either our Class A Common Shares or our Class B Common Shares or both are excluded from trading on all principal national securities exchanges then in use and from listing on the NASDAQ National Market System.

As part of the reclassification, these provisions will be removed from our articles of incorporation. The newly designated Common Shares will not be convertible into another class of common shares or any other of our securities.

Dividends and Distributions

Dividends and distributions may currently be declared and paid to the holders of our Class A Common Shares and our Class B Common Shares in cash, property or other of our securities out of funds legally available therefor. Each of our Class A Common Shares and each of our Class B Common Shares has identical rights with respect to dividends and distributions, subject to the following:

- at the discretion of our Board of Directors, a dividend or distribution in cash or property on our Class B Common Shares may be greater (but not less) than any dividend or distribution on our Class A Common Shares;

- a stock dividend on our Class A Common Shares may be paid in Class A Common Shares or Class B Common Shares; and

- a stock dividend on our Class B Common Shares may be paid only in Class B Common Shares.

A stock dividend on our Class A Common Shares paid in Class A Common Shares is considered identical to a stock dividend on our Class B Common Shares paid in Class B Common Shares.

As part of the reclassification, these provisions will be removed from our articles of incorporation. Our Board of Directors will have discretion to pay dividends and distributions on the newly designated Common Shares from time to time out of funds legally available therefor. For more information on our historical dividend practices, see the section of this proxy statement/prospectus entitled ''Comparative Market Price and Dividend Information.''

Mergers and Consolidations

Our existing articles of incorporation provide that in the event of a merger, consolidation or combination of the company with another entity or the dissolution of the company, the holders of our Class B Common Shares are entitled to receive in the transaction the same per share consideration as received by the holders of our Class A Common Shares, except that any common shares that holders of our Class B Common Shares are entitled to receive in any such event may have terms substantially similar to the terms of our Class B Common Shares.

Since all of our shareholders will hold shares of the same class upon completion of the reclassification, these provisions will be removed from our articles of incorporation as part of the reclassification.

Class B Protection Provision

Our existing articles of incorporation provide that if any person or group (excluding the company, but including members of our two founding families), acquires beneficial ownership of 15% or more of our outstanding Class A Common Shares, and the acquiring person or group does not then own an equal or greater percentage of our outstanding Class B Common Shares, such person or group must commence within a 90-day period a public cash tender offer to acquire an equal number of Class B Common Shares. If the acquiring person or group does not complete the purchase of an equal number of Class B Common Shares, then the person or group will not be permitted to vote the Class A Common Shares held by them until they purchase additional Class B Common Shares or sell the excess Class A Common Shares. Our Board of Directors is not permitted to waive this purchase requirement, and may not amend the purchase requirement without shareholder approval, including a majority vote of our outstanding Class B Common Shares voting separately as a class.

This purchase requirement is also required of any shareholder that acquires an additional amount of Class A Common Shares equal to or greater than the next highest integral multiple of 5% (e.g., 20%, 25%, 30%, etc.) of our outstanding Class A Common Shares, if such shareholder does not then own an equal or greater percentage of our outstanding Class B Common Shares.

The Class B protective provision applies only to Class A Common Shares acquired after the date of the implementation of our dual class structure in August of 1995. Therefore, a shareholder of the company is required to acquire an additional 15% of our outstanding Class A Common Shares after that date for the purchase requirement to apply, regardless of the number of our shares owned prior to that date.

Since all of our shareholders will hold shares of the same class upon completion of the reclassification, these provisions will be removed from our articles of incorporation as part of the reclassification.

Preemptive Rights

Holders of our Class A Common Shares and our Class B Common Shares have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. Holders of our newly designated Common Shares will also have no preemptive rights.

Sales and Repurchases

Ohio law requires that a company's articles of incorporation empower its board of directors to make repurchases of shares without a shareholder vote if that authority is desired. Our existing articles of incorporation provide our Board of Directors with this authority. This authority will be retained in our articles of incorporation following the completion of the reclassification.

Our existing articles of incorporation also provide that our Board of Directors is (a) authorized to repurchase shares of any class without regard to whether a lesser price could be paid for the same number of shares of any other class, and (b) permitted to authorize the sale of a class of shares even though a higher price could be obtained by selling shares of another class. Since all of our shareholders will hold shares of the same class upon the completion of the reclassification, these provisions will be removed from our articles of incorporation as part of the reclassification.

Transferability; Trading Market

Our Class A Common Shares and our Class B Common Shares are freely transferable, and our newly designated Common Shares are expected to be freely transferable, subject to compliance with applicable securities laws and restrictions on shareholders that hold shares through our employee benefit plans.

Our Class A Common Shares and our Class B Common Shares are traded on the NYSE under the symbols ''JAS.a'' and ''JAS.b.'' We expect that following the reclassification our newly designated Common Shares will be listed for trading on the NYSE under the symbol ''JAS.'' The acceptance for listing by the NYSE of our newly designated Common Shares is a condition to the completion of the reclassification.

Independent Auditors, Accountants and Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Amended Annual Report on Form 10-K/A for the year ended February 1, 2003, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

The financial statements of IdeaForest.com, Inc. at December 31, 2002 and 2001, and at January 31, 2001, and for the fiscal periods then ended are attached as Exhibit 99 to our Amended Annual Report on Form 10-K/A for our fiscal year ended February 1, 2003, which is incorporated by reference in this proxy statement/prospectus. The financial statements at January 31, 2001 and for the year then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated by reference into this proxy statement/prospectus.

Our consolidated balance sheet as of February 2, 2002 and the related consolidated statements of operations, cash flows and shareholders' equity for the fiscal years ended February 3, 2001 and February 2, 2002 have been audited by Arthur Andersen LLP, and have been incorporated by reference, along with the audit report of Arthur Andersen LLP, in this proxy statement/prospectus from our Annual Report on Form 10-K for our fiscal year ended February 1, 2003. As a result of Arthur Andersen LLP ceasing its operations, we have not obtained its consent to the incorporation by reference in this proxy statement/prospectus of its audit report. Under these circumstances, Rule 437a under the Securities Act of 1933 permits us to incorporate by reference in this proxy statement/prospectus the audit report of Arthur Andersen LLP without its consent. Because Arthur Andersen LLP has not consented to the incorporation by reference in this proxy statement/prospectus of its audit report, you will be unable to assert claims against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Legal Matters

The validity of the Common Shares that our shareholders will own following the reclassification has been passed upon by Thompson Hine LLP. In connection with the consideration of the reclassification by our Board of Directors and the Corporate Governance Committee of our Board of Directors, Thompson Hine LLP delivered an opinion that the ratio used to convert our Class A Common Shares into our Class B Common Shares is permissible under Ohio law and our articles of incorporation. Each of these opinions is included as an exhibit to the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, that we have filed with the Securities and Exchange Commission. The opinion of Thompson Hine LLP relating to the conversion ratio used in the reclassification is included in this proxy statement/prospectus as Appendix C.

Shareholder Proposals

The deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for the 2004 Annual Meeting of Shareholders is January 2, 2004. A shareholder who wishes to present a proposal at the 2004 Annual Meeting of Shareholders, but not for inclusion in the company's proxy statement relating to that meeting, must notify the company of such proposal by March 21, 2004. If notice of the proposal is not received by the company by that date, then the proposal will be deemed untimely and the company will have the right to exercise discretionary voting authority and vote proxies returned to the company with respect to such proposal.

If Proposal No. 3 is approved and the other conditions to the implementation of that proposal are satisfied, shareholders will be required to follow the timing and other requirements of the regulation amendments set forth in that proposal to properly present proposals at the 2004 Annual Meeting of Shareholders. See the section of this proxy statement/prospectus entitled ''Proposed Regulation Amendments (Proposal Nos. 2-5).'' If Proposal No. 3 is implemented, we will disclose in a Quarterly Report on Form 10-Q the period during which shareholders must present proposals in order for such proposals to be considered at the 2004 Annual Meeting of Shareholders.

Cautionary Statement Regarding Forward-Looking Statements

This proxy statement/prospectus contains ''forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this proxy statement/prospectus and in other documents filed with the Securities and Exchange Commission to which we refer you. These statements may include statements regarding the period following the completion of the reclassification. For each of these forward-looking statements we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include any statements that address future results or occurrences. In some cases, you can identify forward-looking statements by terminology such as ''may,'' ''will,'' ''should,'' ''could,'' ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''estimates,'' ''predicts,'' ''potential,'' or ''continue'' or the negative of these terms or other comparable terminology. Forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. These risks and uncertainties include factors relating to general economic conditions, changes in customer demand, changes in trends in the fabric and craft industry, seasonality, the availability of merchandise, changes in the competitive pricing for products, the impact of our and our competition's store openings and closings, fuel and energy costs, changes in tariff and freight rates, consumer debt levels, and other capital market and geo-political conditions. The risks and uncertainties relating to the reclassification proposal and proposed regulation amendments are described in the section of this proxy statement/prospectus entitled ''Risk Factors'' and elsewhere in this proxy statement/prospectus.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's website located at www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain additional information on the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. We maintain a website at www.joann.com. The information contained on our website is not incorporated by reference in this proxy statement/prospectus, and you should not consider it a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates important business and financial information about us that is not included in or delivered with this proxy statement/prospectus. The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy

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statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that have previously been filed by us with the Securities and Exchange Commission:

- our Amended Annual Report on Form 10-K/A for our fiscal year ended February 1, 2003, which we filed with the Securities and Exchange Commission on September 9, 2003;

- our Quarterly Reports on Form 10-Q for our fiscal quarters ended May 3, 2003 and August 2, 2003; and

- our Current Reports on Form 8-K filed with the Securities and Exchange Commission on May 8, 2003, May 20, 2003, June 5, 2003 and July 10, 2003.

Each of these reports was filed under our file number with the Securities and Exchange Commission, which file number is 1-6695.

We furnished Current Reports on Form 8-K to the SEC on August 6, 2003, August 18, 2003 and September 5, 2003. Copies of these Current Reports on Form 8-K can be obtained as described in this section. However, these Current Reports on Form 8-K are not incorporated by reference into this proxy statement/prospectus.

We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting.

We will provide copies of these filings to you, without charge, if you write or call us at the following address and telephone number: 5555 Darrow Road, Hudson, Ohio 44236, Attn: Wendy Stewart, Telephone: (330) 656-2600. **If you would like to request copies of these filings for the special meeting, please do so by October 28, 2003 so that you will receive them before the special meeting.** We will send requested documents by first class mail within one business day of the receipt of the request.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the matters presented to you for your approval. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Common Shares in the reclassification shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Driving Directions to the Special Meeting

From Downtown Cleveland:

Take I-77 South to I-480 East.
Exit at Twinsburg SR 82.
Turn Right onto SR 82 (Aurora Road).
Turn Right on Wilcox Drive.

From Cleveland Hopkins Airport:

Take I-480 East.
Exit at Twinsburg SR 82.
Turn Right onto SR 82 (Aurora Road).
Turn Right on Wilcox Drive.

From Akron (East Side) Downtown:

Take Route 8 North.
Turn Right on SR 82 into Twinsburg.
Turn Left on Wilcox Drive.

From Akron (West Side) Copley-Barberton:

Take I-77 North to I-271 North.
Exit at Route 8 (Macedonia). Turn Left on SR 8.
Turn Right on SR 82. Follow 82 into Twinsburg.
Turn Left onto Wilcox Drive.

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
JO-ANN STORES, INC.

FIRST: The name of the Corporation is Jo-Ann Stores, Inc.

SECOND: The place in the State of Ohio where its principle office is located is the Village of Hudson, County of Summit.

THIRD: The purposes for which, and for any of which, it is formed are:

a) To carry on the business of dealing in fabrics and in connection therewith to buy and sell, at wholesale or retail, import, export, manufacture, weave, produce, repair, adapt, prepare, use and otherwise deal in, rubber, cotton, wool, silk, flax, glass, synthetic and all other fibrous materials, goods and fabrics, and in goods and fabrics into which rubber, cotton, wool, silk, flax, glass, synthetic or any fibrous material enters as a component part.

b) To develop, manufacture, repair, treat, finish, buy, sell, and generally deal in, in every manner, materials, articles and products of every kind and description, and to do all things necessary or incidental thereto, including owning, holding and dealing in, in every manner, all real and personal property necessary or incidental to the foregoing purposes.

c) In general to carry on any other lawful business whatsoever in connection with the business of the Corporation or which is calculated, directly or indirectly, to promote the interests of the Corporation or to enhance the value of its properties, and to have and exercise all rights, powers and privileges which are now or may hereafter be conferred upon corporations by the laws of Ohio.

The Corporation reserves the right at any time and from time to time to change substantially its purposes in any manner now or hereafter permitted by statute.

FOURTH: The authorized number of shares of the Corporation is 155,000,000, consisting of 5,000,000 shares of Serial Preferred Stock without par value (''Serial Preferred Shares'') and 150,000,000 Common Shares without par value (the ''Common Shares''). The shares of each class shall have the express terms set forth in this Article Fourth.

When the Certificate of Amendment setting forth these amendments becomes effective under the Ohio General Corporation Law (the ''Effective Time''), and without any further action on the part of the Corporation or its shareholders, each issued Class A Common Share without par value of the Corporation (''Class A Share'') shall automatically be reclassified and converted into 1.15 fully paid and nonassessable Class B Common Shares without par value of the Corporation (''Class B Share''), and each issued Class B Share shall remain outstanding. At the Effective Time, the Class B Shares shall be redesignated as Common Shares. Each certificate formerly representing Class A Shares shall automatically represent, from and after the Effective Time and without any further action on the part of the Corporation or any holder thereof, the number of Common Shares into which such Class A Shares have been reclassified and converted. Each certificate formerly representing Class B Shares shall automatically represent, from and after the Effective Time and without any further action on the part of the Corporation or any holder thereof, one Common Share.

After the Effective Time, each holder of any certificate or certificates formerly representing Class A Shares or Class B Shares, upon surrender of such certificate or certificates to the Corporation or its designated agent, shall receive a certificate or certificates representing the number of Common Shares into which such Class A Shares or Class B Shares have been reclassified and converted. The Corporation may impose reasonable conditions upon the exchange of certificates formerly representing Class A Shares or Class B Shares.

DIVISION A: *Express Terms of Serial Preferred Shares*

1. The Serial Preferred Shares may be issued from time to time in one or more series. Each Serial Preferred Share of any one series shall be identical with each other share of the same series in all respects, except as to the date from which dividends thereon shall be cumulative by reason of different dates of issuance; and all Serial Preferred Shares of all series shall rank equally and shall be identical, except in respect of the terms that may be fixed by the Board of Directors as hereinafter provided. Subject to the provisions of Sections 2 through 7 of this Division A, which provisions shall apply to all Serial Preferred Shares of all series, the Board of Directors is hereby authorized to cause Serial Preferred Shares to be issued in one or more series and with respect to each such series, prior to the issuance thereof, to fix:

(a) The designation of the series, which may be by distinguishing number, letter or title.

(b) The number of shares of the series, which number the Board of Directors may increase or decrease, except where otherwise provided in the creation of the series.

(c) The dividend rate of the series.

(d) The dates on which dividends, if declared, shall be payable and the dates from which dividends shall be cumulative.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) Whether the shares of the series shall be convertible into Common Shares and, if so, the conversion rate or rates or price or prices and the adjustments thereof, if any, and all other terms and conditions upon which conversions may be made.

(h) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(i) Restrictions (in addition to those set forth in Sections 6(b) and 6(c) of this Division A) on the issuance of shares of the same series or of any other class or series.

The Board of Directors is authorized to adopt from time to time amendments to the Articles of Incorporation or Amended Articles of Incorporation of the Corporation fixing, with respect to each such series, the matters specified in clauses (a) through (i) of this Section 1.

2. The holders of Serial Preferred Shares of each series, in preference to the holders of Common Shares and any other class of shares ranking junior to the Serial Preferred Shares, shall be entitled to receive, out of any funds legally available and when and as declared by the Board of Directors, cash dividends at the rate (and no more) for such series fixed in accordance with the provisions of Section 1 of this Division A, payable quarterly on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the date or dates fixed with respect to such series. No dividends may be paid upon or declared and set apart for any of the Serial Preferred Shares for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be declared and paid or a sum sufficient for payment thereof set apart for the Serial Preferred Shares of all series.

3. So long as any Serial Preferred Shares are outstanding, no dividend (except a dividend payable in Common Shares or in other shares of the Corporation ranking junior to the Serial Preferred Shares) shall be paid or declared or any distribution be made (except as aforesaid) in

respect of the Common Shares or in respect of other shares of the Corporation ranking junior to the Serial Preferred Shares, nor shall any Common Shares or any other shares of the Corporation ranking junior to the Serial Preferred Shares be purchased, retired or otherwise acquired by the Corporation (except out of the proceeds of the sale of shares of Common Stock or other shares of the Corporation ranking junior to the Serial Preferred Shares received by the Corporation subsequent to January 28, 1984).

(a) unless all accrued and unpaid dividends on the Serial Preferred Shares of all series, including the full dividends for the current quarterly dividend period, shall have been declared and paid or a sum sufficient for payment thereof set apart, and

(b) unless redemption of Serial Preferred Shares of any series shall have been effected from, and any required payment shall have been made into, any sinking fund provided for shares of such series in accordance with the provisions of Section 1 of this Division A.

4. (a) Subject to the express terms of each series and to the provisions of Section 6(b)(iii) of this Division A, the Corporation (i) may from time to time redeem all or any part of the Serial Preferred Shares of any series at the time outstanding at the option of the Board of Directors at the applicable redemption price for such series fixed in accordance with the provisions of Section 1 of this Division A, or (ii) shall from time to time make such redemptions of the Serial Preferred Shares as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of Section 1 of this Division A, together, in each case, with accrued and unpaid dividends to the redemption date.

(b) Notice of every redemption shall be mailed by first class mail, postage prepaid, to the holders of record of the Serial Preferred Shares to be redeemed, at their respective addresses then appearing on the books of the Corporation, not less than 30 or more than 60 days prior to the date fixed for redemption. At any time before or after notice has been given as above provided, the Corporation may deposit the aggregate redemption price of the Serial Preferred Shares to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, with any bank or trust company in Cleveland, Ohio, or New York, New York, having capital and surplus of more than $50,000,000, named in such notice, directed to be paid to the respective holders of the Serial Preferred Shares to be redeemed, in amounts equal to the redemption price of all Serial Preferred Shares so to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, upon surrender of the share certificate or certificates held by such holders, and upon the giving of such notice and the making of such deposit such holders shall cease to be shareholders with respect to such shares, and after such notice shall have been given and such deposit shall have been made such holders shall have no claim against the Corporation or privileges with respect to such shares except only to receive such money from such bank or trust company without interest or the right to exercise, before the redemption date, any unexpired rights of conversion. In case less than all of the outstanding Serial Preferred Shares of any series are to be redeemed, the Corporation shall select by lot the shares so to be redeemed in such manner as shall be prescribed by its Board of Directors. If the holders of Serial Preferred Shares that shall have been called for redemption shall not, within six years after such deposit, claim the amount deposited for the redemption of their shares, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company and the Corporation shall be relieved of all responsibility in respect thereof and to such holders.

(c) Any Serial Preferred Shares that are redeemed by the Corporation pursuant to the provisions of this Section 4 of this Division A and any Serial Preferred Shares that are purchased and delivered in satisfaction of any sinking fund requirements provided for shares of such series and any Serial Preferred Shares that are converted in accordance with their express terms shall be canceled and not reissued. Any Serial Preferred Shares otherwise acquired by the Corporation shall

A-3

be restored to the status of authorized and unissued Serial Preferred Shares without serial designation.

5. (a) The holders of Serial Preferred Shares of any series shall, in case of liquidation, dissolution or winding up of the affairs of the Corporation, be entitled to receive in full, out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of Common Shares or any other shares ranking junior to the Serial Preferred Shares, the amounts fixed with respect to shares of any such series in accordance with Section 1 of this Division A, plus in any such event an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Corporation. In case the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding Serial Preferred Shares of all series of the full preferential amount to which the holders thereof are respectively entitled, then such net assets shall be distributed ratably upon outstanding Serial Preferred Shares of all series in proportion to the full preferential amount to which the holder of each such share is entitled. After payment to holders of Serial Preferred Shares of the full preferential amounts as aforesaid, holders of Serial Preferred Shares as such shall have no right or claim to any of the remaining assets of the Corporation.

(b) The merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation shall not be deemed to be a dissolution, liquidation or winding up of the Corporation for the purposes of this Section 5 of this Division A.

6. (a) The holders of Serial Preferred Shares of all series shall be entitled to one vote for each such share upon all matters presented to shareholders; and, except as otherwise provided herein or required by law, the holders of Serial Preferred Shares of all series and the holders of Common Shares shall vote together as one class on all matters. If, and as often as, the Corporation shall be in default in the payment of the equivalent of six quarterly dividends (whether or not consecutive) on any series of Serial Preferred Shares at any time outstanding, whether or not earned or declared, the holders of Serial Preferred Shares of all series voting separately as a class and in addition to all other rights to vote for Directors shall thereafter be entitled to elect, as herein provided, two members of the Board of Directors of the Corporation; provided, however, that the special class voting rights provided for herein, when the same shall have become vested, shall remain so vested until all accrued and unpaid dividends on the Serial Preferred Shares of all series then outstanding shall have been paid, whereupon the holders of Serial Preferred Shares shall be divested of their special class voting rights in respect of subsequent elections of Directors, subject to the revesting of such special class voting rights in the event hereinabove specified in this Section 6(a). In the event of default entitling the holders of Serial Preferred Shares to elect two Directors as above specified, a special meeting of the shareholders for the purpose of electing such Directors shall be called by the Secretary of the Corporation upon written request of, or may be called by, the holders of record of at least 10% of the Serial Preferred Shares of all series at the time outstanding, and notice thereof shall be given in the same manner as that required for the annual meeting of shareholders; provided, however, that the Corporation shall not be required to call such special meeting if the annual meeting of shareholders shall be held within 90 days after the date of receipt of the foregoing written request from the holders of Serial Preferred Shares. At any meeting at which the holders of Serial Preferred Shares shall be entitled to elect Directors, the holders of not less than one-third of the outstanding Serial Preferred Shares of all series, present in person or by proxy, shall be sufficient to constitute a quorum and the vote of the holders of a majority of such shares so present at any such meeting at which there shall be a quorum shall be sufficient to elect the members of the Board of Directors that the holders of Serial Preferred Shares are entitled to elect as herein-before provided. The two Directors who may be elected by the holders of Serial Preferred Shares pursuant to the foregoing provisions shall be in addition to any other Directors then in office or proposed to be elected otherwise than pursuant to such

provisions, and nothing in such provisions shall prevent any change otherwise permitted in the total number of Directors of the Corporation or required the resignation of any Directors elected otherwise than pursuant to such provisions.

(b) The affirmative vote or consent of the holders of at least two-thirds of the then outstanding Serial Preferred Shares of all series, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of Serial Preferred Shares of all series shall vote separately as a class, shall be necessary to effect any one or more of the following (but, insofar as the holders of Serial Preferred Shares are concerned, such action may be effected with such vote or consent):

(i) Any amendment, alteration or repeal of any of the provisions of these Amended and Restated Articles of Incorporation or of the Code of Regulations of the Corporation that affects adversely the voting powers, rights or preferences of the holders of Serial Preferred Shares; provided, however, that for the purpose of this clause (i) only, neither the amendment of these Amended and Restated Articles of Incorporation of the Corporation to authorize, or to increase the authorized or outstanding number of, Serial Preferred Shares or of any shares of any class ranking on a parity with or junior to the Serial Preferred Shares, nor the increase by the shareholders or Board of Directors pursuant to the Code of Regulations of the number of Directors of the corporation shall be deemed to affect adversely the voting powers, rights or preferences of the holders of Serial Preferred Shares; and provided further that, if such amendment, alteration or repeal affects adversely the rights or preferences of one or more but not all then outstanding series of Serial Preferred Shares, only the affirmative vote or consent of the holders of at least two-thirds of the number of the then outstanding shares of the series so affected shall be required;

(ii) The authorization, or the increase in the authorized number, of shares of any class ranking prior to the Serial Preferred Shares; or

(iii) The purchase or redemption (whether for sinking fund purposes or otherwise) of less than all the then outstanding Serial Preferred Shares except in accordance with a purchase offer made to all holders of record of Serial Preferred Shares, unless all dividends on all Serial Preferred Shares then outstanding for all previous quarterly dividend periods shall have been declared and paid or funds therefore set apart and all accrued sinking fund obligations applicable to all Serial Preferred Shares shall have been complied with.

(c) The affirmative vote or consent of the holders of at least a majority of the then outstanding Serial Preferred Shares of all series, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of Serial Preferred Shares of all series shall vote separately as a class, shall be necessary (but insofar as the holders of Serial Preferred Shares are concerned, such action may be effected with such affirmative vote or consent) to authorize any shares ranking on a parity with the Serial Preferred Shares or an increase in the authorized number of Serial Preferred Shares.

7. For the purposes of this Division A:

(a) Whenever reference is made to shares ''ranking prior to the Serial Preferred Shares'', such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Serial Preferred Shares.

(b) Whenever reference is made to shares ''on a parity with the Serial Preferred Shares'', such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank on an equality with the rights of the holders of Serial Preferred Shares.

(c) Whenever reference is made to shares ''ranking junior to the Serial Preferred Shares'', such reference shall mean and include all shares of the Corporation other than those defined under clauses (a) and (b) of this Section 7 as shares ''ranking prior to'' or ''on a parity with'' the Serial Preferred Shares.

DIVISION B: *Express Terms of Common Shares.*

The Common Shares shall be subject to the express terms of the Serial Preferred Shares and any series thereof. Each Common Share shall be equal to every other Common Share. The holders of Common Shares shall be entitled to one vote for each share held by them upon all matters presented to the shareholders.

FIFTH: A Director or officer of the Corporation shall not be disqualified by his office from dealing or contracting with the Corporation as a vendor, purchaser, employee, agent or otherwise, nor shall any transaction contract or other act of the Corporation be void or voidable or in any way affected or invalidate by reason of the fact that any Director or officer, or any firm in which such Director or officer is a member, or any corporation of which such Director or officer is a shareholder, Director or officer, is in any way interested in such transaction, contract or other act, provided the fact that such officer, Director, firm or corporation is so interested shall be disclosed or shall be known to the Board of Directors of such members thereof as shall be present at any meeting of the Board of Directors at which action upon any such transaction, contract or other act shall be taken; nor shall any such Director or officer be accountable or responsible to the Corporation for or in respect of any such transaction, contract or other act of the Corporation or for any gains or profits realized by him by reason of the fact that he or any firm of which he is a member of any corporation of which he is a shareholder, Director or officer is interested in such transaction, contract or other act; any such Director may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize or take action in respect of any such transaction, contract or other act, and may vote there at to authorize, ratify or approve any such transaction, contract or other act with like force and effect as if he or any firm of which he is a member or any corporation of which he is a shareholder, Director or officer were not interested in such transaction, contract or other act.

SIXTH: No holder of any class of shares of the Corporation shall have any pre-emptive or preferential rights to subscribe to or purchase any shares of any class of stock of the Corporation, whether now or hereafter authorized and whether unissued or in the treasury, or any obligations convertible into shares of any class of stock of the Corporation, at any time issued or sold, or any rights to subscribe to or purchase any thereof.

SEVENTH: The Board of Directors is hereby authorized to fix and determine and to vary the amount of working capital of the Corporation, to determine whether any, and, if any, what part of its surplus, however created or arising, shall be used or disposed of or declared in dividends, or paid to shareholders, and, without action by the shareholders, to use and apply such surplus, or any part thereof, at any time, or from time to time, in the purchase or acquisition of shares of any one class or combination of classes of shares, voting trust certificates for shares, bonds, debentures, notes, scrip, warrants, obligations, evidences of indebtedness of the Corporation or any other securities of the Corporation, to such extent or amount and in such manner and upon such price and other terms as the Board of Directors shall deem expedient.

EIGHTH: Any and every statute of the State of Ohio hereafter enacted whereby the rights, powers or privileges of corporations or of the shareholders of corporations organized under the laws of the State of Ohio are increased or diminished or in any way affected, or whereby effect is given to the action taken by any number, less than all, of the shareholders of any such corporation, shall apply to the Corporation and shall be binding not only upon the Corporation but upon every shareholder of the Corporation to the same extent as if such statute had been in force at the date of the filing of these Amended and Restated Articles of Incorporation in the office of the Secretary of State.

NINTH: Notwithstanding any provisions of the Ohio Revised Code now or hereafter in force otherwise requiring for any purpose the vote, consent, waiver or release of the holders of shares entitling them to exercise two-thirds, or any other proportion of the voting power of the Corporation or of any class or classes of shares thereof, such action, unless otherwise expressly required by statute or by these Amended and Restated Articles of Incorporation or the Code of Regulations of the Corporation, may be taken by the vote, consent, waiver or release of the holders of shares entitling them to exercise a majority of the voting power of the Corporation or of such class or classes.

TENTH: FAIR PRICE OR 80% VOTE PROVISION

1. *Voting Requirement.* Unless both the fair price requirement set forth in Section 2 and the other conditions set forth in Section 3 have been satisfied, the affirmative vote of the holders of 80% of all outstanding shares of the Corporation entitled to vote in elections of Directors, voting together as a single class, shall be required for the authorization or approval of any of the following transactions:

(a) *Merger or Consolidation.* The merger or consolidation of the Corporation or any of its subsidiaries with or into an Interested Party (as hereinafter defined).

(b) *Disposition of Assets.* The sale, lease, pledge, or other disposition, in one transaction or in a series of transactions from the Corporation or any of its subsidiaries to an Interested Party, or from an Interested Party to the Corporation or any of its subsidiaries, of assets having an aggregate fair market value (as hereinafter defined) of $1,000,000 or more.

(c) *Issuance or Transfer of Securities.* The issuance, sale, or other transfer, in one transaction or in a series of transactions, by the Corporation or any of its subsidiaries to an Interested Party, or by an Interested Party to the Corporation or any of its subsidiaries, of securities for cash or other consideration having an aggregate fair market value of $1,000,000 or more.

(d) *Liquidation of Dissolution.* The liquidation of dissolution of the Corporation proposed by an Interested Party.

(e) *Reclassification or Recapitalization.* The reclassification of securities, recapitalization of the Corporation or other transaction that has the effect of increasing the proportionate share of any class of outstanding securities of the Corporation or any of its subsidiaries beneficially owned (as hereinafter defined) by an Interested Party or of otherwise diluting the position of any shareholder of the Corporation in comparison with the position of an Interested Party.

(f) *Other Transactions.* Any other transactions or series of transactions that is similar in purpose or effect to those referred to in clauses (a) through (e) of this Section 1.

This voting requirement shall apply even though no vote, or a lesser percentage vote, may be required by law, by any other provision of these Amended and Restated Articles of Incorporation or otherwise. The term ''business combination'', as used in this Article, means any of the transactions referred to in clauses (a) though (f) of this Section 1.

2. *Fair Price Requirement.* The fair price requirement will be satisfied if the consideration to be received in the business combination by the holders of shares of the Corporation's Common Stock and Serial Preferred Stock, and by the Corporation or any of its subsidiaries, as the case may be, meets the following tests:

(a) Amount of Consideration to be Received by Shareholders. If any holder of the shares of the Corporation's Common Stock or Serial Preferred Stock, other than an Interested Party, is to receive consideration in the business combination for any of the shares, the aggregate amount of cash and fair market value of any other consideration to be received per share may not be less than the sum of —

(1) the greatest of (i) the highest per share price, including commissions, paid by the Interested Party for any shares of the same class or series during the two-year period ending on the date of the most recent purchase by the Interested Party of any such shares, (ii) the highest sales price reported for shares of the same class or series traded on a national securities exchange or in the over-the-counter market during the one-year period preceding the first public announcement of the proposed business transaction or (iii) in the case of Serial Preferred Stock, the amount of the per share liquidation preference; plus

(2) interest on the per share price calculated at the rate of ten percent (10%) per annum, compounded annually from the date the Interested Party first became an Interested Party until the business combination is consummated, less the per share amount of cash dividends payable to holders of record on record dates in the interim, up to the amount of such interest.

For purposes of this clause (a) per share amounts will be adjusted for any stock dividend, stock split or similar transaction.

(b) *Form of Consideration to be Received by Shareholders.*   The consideration to be received by holders of shares of the Corporation's Common Stock or Serial Preferred Stock must be in cash or in the same form as was previously paid by the Interested Party for shares of the same class or series; if the Interested Party previously paid for such shares with different forms of consideration, the consideration to be received by the holders of the shares must be in cash or in the same form as was previously paid by the Interested Party for the largest number of shares previously acquired by it. The provisions of this clause (b) are not intended to diminish the aggregate amount of cash and fair market value of any other consideration that any holder of shares of the Corporation's Common Stock or Serial Preferred Stock is otherwise entitled to receive upon the liquidation or dissolution of the Corporation, under the terms of any contract with the Corporation or an Interest Party, or otherwise.

(c) *Consideration to be Received by the Corporation or any of its Subsidiaries.*   If the Corporation or any of its subsidiaries is to receive consideration in the business combination, the consideration to be received must be fair to the Corporation or its subsidiaries, as determined by the continuing directors (as hereinafter defined).

3. *Other Conditions.*   The other conditions will be satisfied if, from the time the Interested Party became an Interested Party until the completion of the business combination, each of the following has at all times been and continues to be true:

(a) *Continuing Directors.*   The Corporation's Board of Directors has included at least five continuing directors. The term ''continuing director,'' used in this Article, means an individual who (i) either was a director of the Corporation at the time the Interested Party became an Interested Party or was subsequently nominated or elected by the other continuing directors and (ii) is not an affiliate or associate (as hereinafter defined) of the Interested Party. All actions required or permitted to be taken by the continuing directors under this Article shall be taken by the unanimous written consent of all continuing directors or by the vote of a majority of the continuing directors at a meeting convened upon such notice as would be required for a meeting of the full Board of Directors.

(b) *No Acquisition of Additional Shares.*   The Interested Party has not become the beneficial owner (as hereinafter defined) of any additional shares of Common Stock or Serial Preferred Stock of the Corporation, except (i) as part of the transaction that resulted in the Interested Party becoming an Interested Party, (ii) upon conversion of securities previously acquired by it or (iii) pursuant to a stock dividend or stock split.

(c) *No Special Benefits to the Interested Shareholder.* The Interested Party has not received, directly or indirectly, the benefit (except proportionately as a shareholder) of any loan, advance, guaranty, pledge, or other financial assistance, tax credit or deduction or other benefit from the Corporation or any of its subsidiaries.

(d) *Proxy Statement.* A proxy or information statement describing the business combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it (or any subsequent provisions replacing that Act and the rules and regulations under it) has been mailed at least 30 days prior to the completion of the business combination to the holders of all outstanding shares of the Corporation entitled to vote in election of Directors, whether or not shareholder approval of the business combination is required. If deemed advisable by the continuing directors, the proxy or information statement shall contain a recommendation by the continuing directors as to the advisability (or inadvisability) of the business combination and/or an opinion by an investment banking firm, selected by the continuing directors and retained at the expense of the Corporation, as to the fairness (or unfairness) of the business combination to holders of shares of the Corporation's Common Stock or Serial Preferred Stock other than the Interested Party.

(e) *No Omission or Reduction of Dividends.* Except to the extent approved by the continuing directors, there has been no (i) failure to pay in full, when and as due, any dividends on the Corporation's Serial Preferred Stock or (ii) failure to pay or reduction in the annual rate of dividends on the shares of the Corporation's Common Stock, whether directly or indirectly through a reclassification, recapitalization or otherwise.

(f) *No Change in Business or Capital Structure.* Except to the extent approved by the continuing directors, there has been no material change in (i) the nature of the business conducted by the Corporation and its subsidiaries or (ii) the capital structure of the Corporation, including but not limited to any change in the number of outstanding shares of Common Stock, the number and series of any outstanding shares of Serial Preferred Stock and the types and aggregate principal amount of any outstanding debt securities, except for changes resulting from the exercise of previously issued options, warrants or other rights, the conversion of previously issued shares, the issuance of previously authorized debt securities and the mandatory redemption of retirement of debt securities in accordance with their terms.

4. *Definitions:* As used in this Article TENTH:

(a) *''Affiliate''; ''Associate''.* The terms ''affiliate'' and ''associate'' have the meanings ascribed to them in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on May 4, 1984.

(b) *''Beneficial Ownership''.* A person or entity is deemed to ''beneficially own'' shares if, directly or indirectly through any contract, understanding, arrangement, relationship or otherwise, that person or entity has or shares (i) the power to vote or to dispose, or to direct the voting or disposition, of the shares or (ii) the right to acquire the shares pursuant to any contract or arrangement, upon the exercise of any option, warrant or right, upon the conversion of any other shares, upon revocation of a trust or otherwise. The person or entity is also deemed to ''beneficially own'' shares that are beneficially owned by affiliates and associates of that person or entity.

(c) *''Business Combination''.* The term ''business combination'' has the meaning ascribed to it in Section 1 of this Article.

(d) *''Continuing Directors''.* The term ''continuing directors'' has the meaning ascribed to it in clause (a) of Section 3 of this Article.

(e) *"Fair Market Value"*. The term "fair market value" means (i), in the case of securities listed on a national securities exchange or on the National Association of Securities Dealers, Inc.'s National Market, the highest closing sales price reported during the 30-day period immediately preceding the date in question for securities of the same class or series traded on such exchange or market, or, if such securities are not listed on any exchange or such National Market, the highest closing bid quotation with respect to such securities during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automatic Quotation System or any system then in use, or, if no quotations are available, the value determined by the continuing directors, and (ii) in the case of other securities and of consideration other than securities or cash, the value determined by the continuing directors.

(f) *"Interested Party"*. The term "Interested Party" means any person or entity that, together with its affiliates and associates, is at the time of, or has been within the two-year period immediately prior to, the consummation of a business combination the beneficial owner of shares having at least 20% of the aggregate voting power of all outstanding shares of the Corporation entitled to vote in elections of Directors. The term "Interested Party," for purposes of the requirements and conditions of this Article, also includes the affiliates and associates of the Interested Party. Notwithstanding the foregoing, the Corporation and its subsidiaries, and any profit-sharing, employee stock ownership, employee pension, or other employee benefit plan of the Corporation or any subsidiary, are not deemed to be "Interested Parties".

5. *No Effect on Fiduciary Obligations of Interested Party*. Nothing contained in this Article shall be construed to relieve any Interested Party from any fiduciary obligations imposed by law.

6. *Amendment, Repeal, etc.* Notwithstanding any other provision of these Amended and Restated Articles of Incorporation or the Code of Regulations of the Corporation (and notwithstanding the fact that a lesser percentage may be required by law, these Amended and Restated Articles of Incorporation or the Code of Regulations of the Corporation), the affirmative vote of the holders of 80% of the outstanding shares of the Corporation entitled to vote in elections of Directors, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article Tenth.

ELEVENTH: These Amended and Restated Articles of Incorporation supersede the existing Articles of Incorporation of the Corporation and any and all subsequent amendments thereto.

LEHMAN BROTHERS

May 17, 2003

Corporate Governance Committee
Of the Board of Directors

Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236

Members of the Committee:

Jo-Ann Stores, Inc. (''Jo-Ann'' or the ''Company'') proposes to amend its 1995 Amended Articles of Incorporation, as amended to date (the ''Articles of Incorporation''), to, among other things, effect a reclassification (the ''Proposed Reclassification'') of its existing common shares. Pursuant to the Proposed Reclassification, each of the Company's Class A Common Shares, which currently have one vote per share (the ''Class A Common Shares'') will be reclassified into 1.15 (the ''Exchange Ratio'') Class B Common Shares, and then each of the Company's Class B Common Shares (the ''Class B Common Shares''), which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be designated as the Company's Common Shares. The terms and conditions of the Proposed Reclassification are set forth in more detail in the Company's draft 2003 Amended and Restated Articles of Incorporation (the ''Draft Restated Articles'').

We were retained by the Corporate Governance Committee of the Board of Directors of the Company (the ''Committee'') to act as its financial advisor in connection with a reclassification. We have provided information to the Committee regarding reported prices and trading activity of shares of other companies with two classes of publicly traded shares from May 14, 2002 to May 14, 2003, and information about certain transactions in which two classes of publicly traded common shares were combined into one and have assisted the Committee in the Committee's analysis and application of the information to the Company. We have also been requested by the Committee to render our opinion with respect to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the Class A Common Shares and the Class B Common Shares. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Reclassification.

In arriving at our opinion, we reviewed and analyzed: (1) the Articles of Incorporation, the Draft Restated Articles, the Company's draft Form S-4 to be filed with the Securities and Exchange Commission in connection with the Proposed Reclassification, and the specific terms of the Proposed Reclassification, (2) such publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) the reported prices and trading activity of the Class A Common Shares and Class B Common Shares from August 17, 1995 to the present and a comparison of those trading histories with one another, (5) the reported prices and trading activity of shares of other companies with two classes of publicly traded shares from May 14, 2002 to May 14, 2003, and (6) the financial terms of certain other reclassification transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning (i) its business, operations, assets, financial condition and prospects, and (ii) the rationale for the Proposed Reclassification and for the original creation of the dual class structure, and we have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, we have assumed that the Proposed Reclassification will be consummated in accordance with the Draft Restated Articles. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be applied in the Proposed Reclassification is fair to the holders of the Class A Common Shares and the Class B Common Shares.

We have acted as financial advisor to the Company in connection with the Proposed Reclassification and will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Committee and is rendered to the Committee in connection with its consideration of the Proposed Reclassification. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Reclassification.

Very truly yours,

/s/   LEHMAN BROTHERS



May 17, 2003

Corporate Governance
Committee of the
Board of Directors
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236

Re: Reclassification

Ladies and Gentlemen:

We have acted as counsel for the Corporate Governance Committee of the Board of Directors (the ''Committee'') of Jo-Ann Stores, Inc. (the ''Company'') in connection with a proposed amendment of the 1995 Amended Articles of Incorporation of the Company, as amended to date (the ''Articles of Incorporation'') that:

- changes each of the Class A Common Shares of the Company (''Class A Shares'') into 1.15 (the ''Exchange Ratio'') Class B Common Shares of the Company (''Class B Shares''); and

- changes the express terms of the Class B Shares so that they have one vote per share and are called ''Common Shares.''

We have also assisted the Company in the preparation of a registration statement on Form S-4 (the ''Registration Statement''), which describes the terms and structure of the proposed amendment, the vote of the shareholders of the Company required to approve the proposed amendment, and manner of making the proposed amendment effective.

In connection with this opinion, we have reviewed the Registration Statement; the Articles of Incorporation, which include the express terms of the Class A Shares and the Class B Shares; the proposed amendments to the Articles of Incorporation; the Amended Regulations of the Company, as amended to date; the charter of the Committee; resolutions adopted by the Committee and the Board of Directors at their May 17, 2003, meetings; the opinion by Lehman Brothers, financial advisor to the Committee, that the proposed amendment is fair from a financial point of view to the holders of the Class A Shares and the Class B Shares; and such provisions of Ohio law as we deemed relevant for purposes of this opinion. We have assumed that the conclusions expressed in the opinion delivered by Lehman Brothers are correct and that members of the Committee and the Board of Directors, when they established the Exchange Ratio, acted in what they believed to be in or not opposed to the best interest of the Company.

Based on the foregoing, it is our opinion that:

1. The Committee and the Board of Directors had the authority, under Ohio law and the Articles of Incorporation, to set the Exchange Ratio at 1.15.

2. Upon approval of the proposed amendment by the shareholders of the Company and filing with the Ohio Secretary of State of a certificate of amendment of the Articles of Incorporation, all as described in the Registration Statement, the proposed amendment will be effective under Ohio law.

This opinion is based on Ohio law in effect on the date hereof, and we disclaim any obligation to advise you of any subsequent changes in Ohio law. This opinion is intended for your use in connection with the reclassification and may not, without our consent, be used by you for any other purpose, or by anyone else for any purpose, without our prior written consent. We hereby consent to the reproduction of this opinion in the proxy statement/prospectus that is part of the Registration Statement, the description of the opinion in such proxy statement/prospectus and the Registration Statement, the filing of the opinion as an exhibit to the Registration Statement, and the naming of us in such proxy statement/prospectus and the Registration Statement as having provided the opinion.

Very truly yours,

/s/ Thompson Hine LLP

Jo-Ann Stores, Inc.

Amended and Restated Code of Regulations

ARTICLE I

SHAREHOLDERS

SECTION 1. *Annual Meeting*. The annual meeting of the shareholders of the Company for the election of Directors, the consideration of reports to be laid before the meeting, and the transaction of such other business as may properly be brought before the meeting shall be held in the place described in the Articles of Incorporation as the place where the principal office of the Company is or is to be located, or at such other place either within or without the State of Ohio as may be designated by the Board of Directors, the Chairman of the Board, or the President and specified in the notice of the meeting, at 3:30 o'clock p.m., on the first Monday of June in each year, or at such other time and on such other date (not, however, earlier than May 1 or later than June 30 in any year) as the Board of Directors may determine.

SECTION 2. *Special Meetings*. Special meetings of the shareholders of the Company may be held on any business day when called by the Chairman of the Board, the President, a Vice President, the Board of Directors acting at a meeting, a majority of the Directors acting without a meeting, or persons who hold fifty percent of all the shares outstanding and entitled to vote thereat. Upon request in writing delivered either in person or by registered mail to the President or the Secretary by any persons entitled to call a meeting of all shareholders, that officer shall forthwith cause to be given to the shareholders entitled thereto notice of a meeting to be held on a date not less than ten or more than sixty days after receipt of the request, as that officer may fix; if the notice is not given within thirty days after the delivery or mailing of the request, the persons calling the meeting may fix the time of the meeting and give notice thereof in the manner provided by law or as provided in these Regulations or cause the notice to be given by any designated representative. Each special meeting shall be called to convene between nine o'clock a.m. and four o'clock p.m., and shall be held at the principal office of the Company unless the meeting is called by the Directors, acting with our without a meeting, in which case the meeting may be held at any place either within or without the State of Ohio designated by the Board of Directors and specified in the notice of the meeting.

SECTION 3. *Notice of Meetings*. Not less than ten or more than sixty days before the date fixed for a meeting of the shareholders, written notice stating the time, place, and purposes of the meeting shall be given by or at the direction of the Secretary, or any other person or persons required or permitted by these Regulations to give the notice. The notice shall be given by personal delivery or by mail to each shareholder entitled to notice of the meeting who is of record as of the day next preceding the day on which notice is given or, if a record date therefore is duly fixed, of record as of that date; if mailed, the notice shall be addressed to the shareholders at their respective addresses as they appear on the records of the Company. Notice of the time, place, and purposes of any meeting of the shareholders may be waived in writing, either before or after the holding of the meeting, by any shareholder, which writing shall be filed with or entered upon the records of the Company. Attendance of any shareholder at any meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by him of notice of the meeting.

SECTION 4. *Quorum; Adjournment*. Except as may be otherwise provided by law or by the Articles of Incorporation, at any meeting of the shareholders the holders of shares entitling them to exercise a majority of the voting power of the Company present in person or by proxy shall constitute a quorum for the meeting, except that no action required by law, the Articles, or these

Regulations to be authorized or taken by a designated proportion of the shares of any particular class or of each class of the Company may be authorized or taken by a lesser proportion and except that the holders of a majority of the voting shares represented thereat, whether or not a quorum is present, may adjourn the meeting from time to time; if any meeting is adjourned, notice of adjournment need not be given if the time and place to which the meeting is adjourned are fixed and announced at the meeting.

SECTION 5. *Action Without a Meeting*. Any action which may be authorized or taken at a meeting of the shareholders may be authorized or taken without a meeting with the affirmative vote or approval of, and in writing or writings signed by or on behalf of, all of the shareholders who would be entitled to notice of a meeting of the shareholders held for the purpose, which writing or writings shall be filed with or entered upon the records of the Company.

SECTION 6. *Proxies*. Persons entitled to vote shares or to act with respect to shares may vote or act in person or by proxy. The person appointed as proxy need not be a shareholder. Unless the writing appointing a proxy otherwise provides, the presence at a meeting of the person who appointed a proxy shall not operate to revoke the appointment. Notice to the Company, in writing or in open meeting, of the revocation of the appointment of a proxy shall not affect any vote or act previously taken or authorized.

SECTION 7. *Approval and Ratification of Acts of Officers and Directors*. Except as otherwise provided by the Articles of Incorporation or by law, any contract, act, or transaction, prospective or past, of the Company or of the Board of Directors or of any Director or officer may be approved or ratified by the affirmative vote in person or by proxy of the holders of record of a majority of the shares held by persons not interested in the contract, act, or transaction and entitled to vote in the election of Directors (without regard to voting powers which may thereafter exist upon a default, failure, or other contingency), which approval or ratification shall be as valid and binding as though affirmatively voted for or consented to by every shareholder of the Company.

SECTION 8. *Order of Business*.

(a) The Chairman of the Board, or such other officer of the Company as may be designated by the Board of Directors, will call meetings of the shareholders to order and will preside at the meetings. The presiding officer will determine the order of business at the meeting and have the authority to regulate the conduct of the meeting, including (i) limiting the persons (other than shareholders and their duly appointed proxies) who may attend the meeting and (ii) establishing rules of conduct and such other procedures as the presiding officer may deem appropriate for the orderly conduct of the meeting.

(b) At an annual meeting of the shareholders, only such business as is properly brought before the meeting will be considered. To be properly brought before an annual meeting, business must be (i) specified in the notice of the meeting (or any supplement to that notice) given in accordance with Section 3 of this ARTICLE I, (ii) brought before the meeting by the presiding officer or by or at the direction of the Board of Directors, or (iii) properly requested by a shareholder to be brought before the meeting in accordance with subsection (c) of this Section 8.

(c) For business to be properly requested by a shareholder to be brought before an annual meeting of the shareholders, the shareholder must (i) be a shareholder of the Company of record at the time of the giving of the notice of the annual meeting and at the time of the annual meeting, (ii) be entitled to vote at the annual meeting, and (iii) have given timely written notice of the business to the Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received by the Secretary at the principal executive offices of the Company not later than the close of business on the ninetieth calendar day, and not earlier than the opening of business on the one hundred twentieth calendar day, prior to the annual meeting; except that, if the first public announcement of the date of the annual meeting is not made at least one hundred days prior to the date of the annual meeting, notice by the shareholder will be timely if it is delivered or received not later than the close of business on the tenth calendar day after the first public announcement of the date of the annual meeting and not earlier than the opening of business on the one hundred twentieth calendar day prior to the annual meeting. A shareholder's notice must set forth, as to each matter the shareholder proposes to bring before the annual meeting, (A) a description in reasonable detail of the business proposed to be brought before the meeting, (B) the name and address, as they appear on the Company's books, of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class and number of shares that are owned of record and beneficially by the shareholder and by any such beneficial owner, and (D) any material interest that the shareholder or any such beneficial owner may have in the business. This Section 8(c) will not affect any rights that the shareholder may have under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to request the inclusion of proposals in the Company's proxy statement.

(d) At a special meeting of the shareholders, only such business as is properly brought before the meeting will be conducted. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement to that notice) given in accordance with Section 2 or Section 3 of this ARTICLE I, or (ii) brought before the meeting by the presiding officer or by or at the direction of the Board of Directors.

(e) The determination of whether any business sought to be brought before any annual meeting or special meeting of the shareholders is properly brought in accordance with this Section 8 will be made by the presiding officer of the meeting. If the presiding officer determines that any business is not properly brought before the meeting, he or she will so declare to the meeting, and the business will not be considered or acted upon.

ARTICLE II

BOARD OF DIRECTORS

SECTION 1. *Number and Classification; Election; Term of Office.* The Board of Directors shall be divided into three classes. The number of Directors in each class may be fixed or changed (a) by the shareholders at any meeting of shareholders called to elect Directors at which a quorum is present, by the vote of a majority of the shares represented at the meeting and entitled to vote in the election of Directors, except that, if the Board of Directors has not, by the vote of a majority of the Directors then in office, approved the change in the number of Directors prior to the meeting, the vote of the holders of eighty percent of the shares outstanding and entitled to vote in the election of Directors will be required to approve the change, or (b) by the Board of Directors by the vote of a majority of the Directors then in office, except that, after the number of Directors in any class has been fixed by the shareholders, the Directors may not increase or decrease the number of Directors in any class by more than one. A separate election shall be held for each class of Directors at any meeting of shareholders at which a member or members of more than one class of Directors is being elected. At each annual election the Directors elected to the class whose terms shall expire in that year shall hold office for a term of three years and until their respective successors are elected. In case of any increase in the number of Directors of any class, any additional Directors elected to such class shall hold office for a term which shall coincide with the full term or the remainder of the term, as the case may be, of such class.

SECTION 2. *Vacancies.* In the event of the occurrence of any vacancy or vacancies in the Board of Directors, however caused, the remaining Directors, though less than a majority of the whole authorized number of Directors, may, by the vote of a majority of their number, fill any such vacancy for the balance of the unexpired term.

SECTION 3. *Nomination of Candidates for Election as Directors.*

(a) At a meeting of the shareholders at which Directors are to be elected, only persons properly nominated as candidates will be eligible for election as Directors. Candidates may be properly nominated either (i) by the Board of Directors or (ii) by any shareholder in accordance with subsection (b) of this Section 3.

(b) For a shareholder properly to nominate a candidate for election as a Director at a meeting of the shareholders, the shareholder must (i) be a shareholder of the Company of record at the time of the giving of the notice of the meeting and at the time of the meeting, (ii) be entitled to vote at the meeting in the election of Directors, and (iii) have given timely written notice of the nomination to the Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received by the Secretary at the principal executive offices of the Company not later than the close of business on the ninetieth calendar day, and not earlier than the opening of business on the one hundred twentieth calendar day, prior to the meeting; except that, if the first public announcement of the date of the meeting is not made at least one hundred days prior to the date of the meeting, notice by the shareholder will be timely if it is delivered or received not later than the close of business on the tenth calendar day after the first public announcement of the date of the meeting and not earlier than the opening of business on the one hundred twentieth calendar day prior to the meeting. A shareholder's notice must set forth, as to each candidate, all of the information about the candidate required to be disclosed in a proxy statement complying with the rules of the Securities and Exchange Commission used in connection with the solicitation of proxies for the election of the candidate as a Director. If the officer presiding at the meeting determines that one or more of the candidates has not been nominated in accordance with these procedures, he or she will so declare at the meeting, and the candidates will not be considered or voted upon at the meeting.

SECTION 4. *Organization Meeting.* Immediately after each annual meeting of the shareholders, the newly elected Directors shall hold an organization meeting for the purpose of electing officers and transacting any other business. Notice of the organization meeting need not be given.

SECTION 5. *Regular Meetings.* Regular meetings of the Board of Directors may be held at such times and places within or without the State of Ohio as may be provided for in bylaws or resolutions adopted by the Board of Directors and upon such notice, if any, as shall be so provided. Unless otherwise indicated in the notice of a regular meeting, any business may be transacted at that regular meeting.

SECTION 6. *Special Meetings.* Special meetings (including ''telephone'' meetings) of the Board of Directors may be held at any time within or without the State of Ohio (or through use of telephone or other communications equipment if all persons participating can hear each other) upon call by the Chairman of the Board, the President, a Vice President, or any two Directors. Written notice of the time and place of each special meeting shall be given to each Director either by personal delivery or by mail, telegram, or cablegram at least two days before the meeting, which notice need not specify the purposes of the meeting, except that attendance of any Director at any special meeting (or participation in a meeting employing telephone or other communications equipment) without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by him of notice of the meeting and except that notice of a special meeting may be waived in writing, either before or after the holding of the meeting, by any Director, which writing shall be filed with or entered upon the records of the Company. Unless otherwise indicated in the notice of a special meeting, any business may be transacted at that special meeting.

SECTION 7. *Quorum; Adjournment.* A quorum of the Board of Directors at an organization, regular, or special meeting shall consist of a majority of the Directors then in office, except that a majority of the Directors present at a meeting duly held, whether or not a quorum is present, may adjourn the meeting from time to time; if any meeting is adjourned, notice of adjournment need not be given if the time and place to which the meeting is adjourned are fixed and announced at the meeting. At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by a majority vote of those present except as in the Articles of Incorporation or these Regulations otherwise expressly provided.

SECTION 8. *Action Without a Meeting.* Any action which may be authorized or taken at a meeting of the Board of Directors may be authorized or taken without a meeting with the affirmative vote or approval of, and in writings or writings signed by, all of the Directors, which writing or writings shall be filed with or entered upon the records of the Company.

SECTION 9. *Committees.* The Board of Directors may at any time appoint from its members an Executive, Finance, or other committee or committees, consisting of such number of members, not less than three of the Board of Directors may deem advisable, together with such alternates as the Board of Directors may deem advisable, to take the place of any absent member or members at any meeting of the committee. Each member and each alternate shall hold office during the pleasure of the Board of Directors. Any committee shall act only in the intervals between meetings of the Board of Directors and shall have such authority of the Board of Directors as may, from time to time, be delegated by the Board of Directors, except the authority to fill vacancies in the Board of Directors or in any committee of the Board of Directors. Subject to these exceptions, any person dealing with the Company shall be entitled to rely upon any act or authorization of an act by any committee to the same extent as an act or authorization of the Board of Directors. Each committee shall keep full and complete records of all meetings and actions, which shall be open to inspection by the Directors. Unless otherwise ordered by the Board of Directors, any committee may prescribe its own rules for calling and holding meetings, including telephone meetings, and for its own method of procedure, and may act at a meeting, including a telephone meeting, by a majority of its members or without a meeting by a writing or wirings signed by all of its members.

Article III

OFFICERS

SECTION 1. *Election and Designation of Officers.* The Board of Directors shall elect a President, a Secretary, and a Treasurer and, in its discretion, may elect a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as the Board of Directors may deem necessary. The Chairman of the Board and the President shall be Directors, and no one of the other officers need be a Director. Any two or more offices may be held by the same person, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if the instrument is required to be executed, acknowledged, or verified by two or more officers.

SECTION 2. *Term of Office; Vacancies.* Each officer of the Company shall hold office until the next organization meeting of the Board of Directors and until his successor is elected or until his earlier resignation, removal from office, or death. The Board of Directors may remove any officer at any time with or without cause by a majority vote of the Directors then in office. Any vacancy in any office may be filled by the Board of Directors.

SECTION 3. *Chairman of the Board.* The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors, shall, unless that duty has been delegated by the Board of Directors to the President or another officer, preside at all meetings of shareholders, and shall have such authority and shall perform such other duties as may be determined by the Board of Directors.

SECTION 4. *President.* The President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors, except for meetings at which the Chairman of the Board, if any, presides in accordance with the preceding Section. Subject to directions of the Board of

Directors and to the delegation by the Board of Directors to the Chairman of the Board of specific or general executive supervision, the President shall have general executive supervision over the property, business, and affairs of the Company. He may execute all authorized deeds, mortgages, bonds, contracts, and other obligations in the name of the Company and shall have such other authority and shall perform such other duties as may be determined by the Board of Directors.

SECTION 5. *Vice Presidents.* The Vice Presidents shall, respectively, have such authority and perform such duties as may be determined by the Board of Directors.

SECTION 6. *Secretary.* The Secretary shall keep the minutes of meetings of the shareholders and of the Board of Directors. He shall keep such books as may be required by the Board of Directors, shall give notices of meetings of the shareholders and of meetings of the Board of Directors required by law or by these Regulations or otherwise, and shall have such authority and shall perform such other duties as may be determined by the Board of Directors.

SECTION 7. *Treasurer.* The Treasurer shall receive and have in charge all money, bills, notes, bonds, securities of other corporations, and similar property belonging to the Company and shall do with this property as may be ordered by the Board of Directors. He shall keep accurate financial accounts and hold them open for the inspection and examination of the Directors and shall have such authority and shall perform such other duties as may be determined by the Board of Directors.

SECTION 8. *Other Officers.* The Assistant Secretaries and Assistant Treasurers, if any, and any other officers whom the Board of Directors may elect shall, respectively, have such authority and perform such duties as may be determined by the Board of Directors.

SECTION 9. *Delegation of Authority and Duties.* The Board of Directors is authorized to delegate the authority and duties of any officers to any other officer and generally to control the actions of the officers and to require the performance of duties in addition to those mentioned herein.

ARTICLE IV

COMPENSATION OF AND TRANSACTIONS WITH
DIRECTORS, OFFICERS, AND EMPLOYEES

SECTION 1. *Directors and Members of Committees.* Members of the Board of Directors and members of any committee of the Board of Directors shall, as such, receive such compensation, which may be either a fixed sum for attendance at each meeting of the Board of Directors or at each meeting of the committee or stated compensation payable at intervals, or shall otherwise be compensated as may be determined by or pursuant to authority conferred by the Board of Directors or any committee of the Board of Directors, which compensation may be in different amounts for various members of the Board of Directors or any committee. No member of the Board of Directors and no members of any committee of the Board of Directors shall be disqualified from being counted in the determination of a quorum or from acting at any meeting of the Board of Directors or of a committee of the Board of Directors by reason of the fact that matters affecting his own compensation as a Director, member of a committee of the Board of Directors, officer, or employee are to be determined.

SECTION 2. *Officers and Employees.* The compensation of officers and employees of the Company, or the method of fixing their compensation, shall be determined by or pursuant to authority conferred by the Board of Directors or any committee of the Board of Directors. Compensation may include pension, disability, and death benefits, and may be by way of fixed salary, on the basis of earnings of the Company, any combination thereof, or otherwise, as may be determined or authorized from time to time by the Board of Directors or any committee of the Board of Directors.

SECTION 3. *Transactions with Directors, Officers, and Employees.* No contract, act, or transaction shall be void, or be voidable by the Company, for the reason that it is between the Company and one or more of the directors, officers, or employees of the Company or between the Company and another corporation, partnership, joint venture, trust, or other enterprise in which one or more of the directors, officers, or employees of the Company are directors, trustees, or officers or have a financial or personal interest or for the reason that one or more interested directors, officers, or employees of the Company participate in a vote at the meeting of the Board of Directors or a committee thereof which authorizes the contract, act, or transaction if, in any such case, the contract, act, or transaction is approved, ratified or authorized in the manner prescribed in these Regulations or by law.

ARTICLE V

INDEMNIFICATION

SECTION 1. *Third Party Actions.* The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action or suit by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

SECTION 2. *Derivative Actions.* The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to be the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which that person shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Common Pleas or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnify for such expenses as the Court of Common Pleas or the other court shall deem proper.

SECTION 3. *Rights After Successful Defense.* To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Section 1 or Section 2, or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. *Other Determinations of Rights.* Except in a situation governed by Section 3, any indemnification under Section 1 or Section 2 (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2. The determination shall be made (a) by a majority vote, at a meeting of directors, of those directors who constitute a quorum and who were not and are not parties to or threatened with any such action, suit, or proceeding or (b) if such a quorum is not obtainable (or even if obtainable) and a majority of disinterested directors so directs, in a written opinion by independent legal counsel (compensated by the Company) or (c) by the affirmative vote in person or by proxy of the holders of record of a majority of the shares held by persons who were to and are not parties to or threatened with any such action, suit, or proceeding and entitled to vote in the election of directors, without regard to voting power which may thereafter exist upon a default, failure, or other contingency or (d) by the Court of Common Pleas or the court in which such action, suit, or proceeding was brought.

SECTION 5. *Advances of Expenses.* Expenses (including attorneys' fees) incurred in defending any action, suit, or proceeding referred to in Section 1 or Section 2 may be paid by the Company in advance of final disposition of the action, suit, or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay the amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

SECTION 6. *Purchase of Insurance.* The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this Article or of the Ohio General Corporation Law.

SECTION 7. *Mergers.* In the case of a merger into this Company of a constituent corporation which, if its separate existence had continued, would have been required to indemnify directors, trustees, officers, employees, or agents in specified situation, any person who served as a director, officer, employee, or agent of the constituent corporation, or served at the request of the constituent corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall be entitled to indemnification by this Company (as the surviving corporation) to the same extent he would have been entitled to indemnification by the constituent corporation, if its separate existence had continued.

SECTION 8. *Non-Exclusivity; Heirs.* The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled as a matter of law or under the Articles of Incorporation, these Regulations, any agreement, vote of shareholders or disinterested directors, any insurance purchased by the Company, or otherwise, both as to action in his official capacity and as to action in another capacity while holding an office, and shall continue as to a person who has cased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE VI

RECORD DATES

For any lawful purpose, including, without limitation, the determination of the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders, the Board of Directors may fix a record date in accordance with the provisions of the Ohio General Corporation Law. The record date for the purpose of the determination of the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders shall continue to be the record date for all adjournments of the meeting unless the Board of Directors or the persons who shall have fixed the original record date shall cause notice thereof and of the date to which the meeting shall have been adjourned to be given to shareholders of record as of the newly fixed date in accordance with the same requirements as those applying to a meeting newly called. The Board of Directors may close the share transfer books against transfers of shares during the whole or any part of the period provided for in this Article, including the date of the meeting of the shareholders and the period ending with the date, if any, to which adjourned. If no record date is fixed therefore, the record date for determining the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders shall be the date next preceding the day on which notice is given or the date next preceding the day on which the meeting is held, as the case may be.


ARTICLE VII

CERTIFICATES FOR SHARES


SECTION 1. *Form of Certificates and Signatures.* Each holder of shares shall be entitled to one or more certificates, signed by the Chairman of the Board, the President, or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer, or an Assistant Treasurer of the Company, which shall certify the number and class of shares held by him in the Company, but no certificate for shares shall be executed or delivered until the shares are fully paid. When a certificate is countersigned by an incorporated transfer agent or registrar, the signature of any officer of the Company whose manual or facsimile signature is affixed to a certificate ceases to be that officer before the certificate is delivered, the certificate nevertheless shall be effective in all respects when delivered.

SECTION 2. *Transfer of Shares.* Shares of the Company shall be transferable upon the books of the Company by the holders thereof, in person, or by a duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares of the same class or series, with duly executed assignment and power of transfer endorsed thereon or attached thereto, and with such proof of authenticity of the signatures to such assignment and power of transfer as the Company or its agents may reasonably require.

SECTION 3. *Lost, Stolen, or Destroyed Certificates.* The Company may issue a new certificate for shares in place of any certificate theretofore issued by it and alleged to have been lost, stolen, or destroyed; the Board of Directors may, however, in its discretion, require the owner, or his legal representatives, to give the Company a bond containing such terms as the Board of Directors may require to protect the Company or any person injured by the execution and delivery of a new certificate.

SECTION 4. *Transfer Agent and Registrar.* The Board of Directors may appoint, or revoke the appointment of, transfer agents and registrars and may require all certificates for shares to bear the signatures of the transfer agents and registrars, or any of them.


ARTICLE VIII

AUTHORITY TO TRANSFER AND VOTE SECURITIES


The Chairman of the Board, the President, any Vice President, the Secretary, the Treasurer of the Company, and each such officer are authorized to sign the name of the Company and to perform all acts necessary to effect a sale, transfer, assignment, or other disposition of any shares, bonds, other evidences of indebtedness or obligations, subscription rights, warrants, or other securities of another corporation owned by the Company and to issue the necessary powers of attorney; and each such officer is authorized, on behalf of the Company, to vote the securities, to appoint proxies with respect thereto, to execute consents, waivers, and releases with respect thereto, or to cause any such action to be taken.

ARTICLE IX

CORPORATE SEAL

The Ohio General Corporation Law provides in effect that the absence of a corporate seal from any instrument executed on behalf of the Company does not affect the validity of the instrument; if in spite of that provision a seal is imprinted on or attached, applied, or affixed to an instrument by embossment, engraving, stamping, printing, typing, adhesion, or other means, the impression of the seal on the instrument shall be circular in form and shall contain the name of the Company and the words ''corporate seal''.

ARTICLE X

AMENDMENTS

These Regulations may be amended, or new Regulations may be adopted, by the shareholders at a meeting held for that purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on that proposal, or without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on that proposal, except that, any amendment of the first sentence of Section 2, ARTICLE 1, any amendment of Section 8, ARTICLE I, any amendment of the first or second sentence of Section 1, ARTICLE II, any amendment of Section 3, ARTICLE II, and any amendment of this ARTICLE X will require the affirmative vote of the holders of shares entitling them to exercise eighty percent of the voting power on that proposal, or without a meeting by the written consent of the holders of shares entitling them to exercise eighty percent of the voting power on that proposal, unless the Board of Directors, by the vote of a majority of the Directors then in office, approves the amendment. If the Regulations are amended or new Regulations are adopted without a meeting of the shareholders, the Secretary of the Company shall mail a copy of the amendment or the new Regulations to each shareholder who would have been entitled to vote thereon but did not participate in the adoption thereof.

Part II — Information Not Required In Prospectus

Item 20. *Indemnification of Directors and Officers*

Article V of the registrant's code of regulations provides as follows:

SECTION 1. *Third Party Actions.* The Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action or suit by or in the right of the Registrant), by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

SECTION 2. *Derivative Actions.* The Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue, or matter as to which that person shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the Court of Common Pleas or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for such expenses as the Court of Common Pleas or the other court shall deem proper.

SECTION 3. *Rights After Successful Defense.* To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Section 1 or Section 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. *Other Determination of Rights.* Except in a situation governed by Section 3, any indemnification under Section 1 or Section 2 (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2. The determination shall be made (a) by a majority vote, at a meeting of directors, of those directors who constitute a quorum and who were not and are not parties to or threatened with any such action, suit, or proceeding or (b), if such a quorum is not obtainable (or even if obtainable) and a majority of disinterested directors so directs, in a written opinion by independent legal counsel (compensated by the Registrant) or (c) by the affirmative vote in person or by proxy of the holders of record of a majority of the shares held by persons who were not and are not parties to or threatened with any such action, suit, or proceeding and entitled to vote in the election of directors, without regard to voting power which may thereafter exist upon a default, failure, or other contingency or (d) by the Court of Common Pleas or the court in which such action, suit, or proceeding was brought.

SECTION 5. *Advances of Expenses.* Expenses (including attorneys' fees) incurred in defending any action, suit, or proceeding referred to in Section 1 or Section 2 may be paid by the Registrant in advance of final disposition of the action, suit, or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay the amount unless it shall ultimately be determined that he is entitled to be indemnified by the Registrant.

SECTION 6. *Purchase of Insurance.* The Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against liability under the provisions of this Article or of the Ohio General Corporation Law.

SECTION 7. *Mergers.* In the case of a merger into this Registrant of a constituent corporation which, if its separate existence had continued, would have been required to indemnify directors, trustees, officers, employees, or agents in specified situations, any person who served as a director, officer, employee, or agent of the constituent corporation, or served at the request of the constituent corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall be entitled to indemnification by this Registrant (as the surviving corporation) to the same extent he would have been entitled to indemnification by the constituent corporation if its separate existence had continued.

SECTION 8. *Non-Exclusivity; Heirs.* The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled as a matter of law or under the Articles of Incorporation, these Regulations, any agreement, vote of shareholders or disinterested directors, any insurance purchased by the Registrant, or otherwise, both as to action in his official capacity and as to action in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

The Registrant maintains liability insurance for all of its directors and officers. This insurance also insures the Registrant against amounts payable to indemnify directors and officers, subject to policy limits and retention amounts.

Item 21. *Exhibits and Financial Statement Schedules*

(a) Exhibits.

See Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Item 4(b) Information.

See Exhibits 99.1 and 99.2 in the Exhibit Index.

Item 22. *Undertakings*

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the ''Calculation of Registration Fee'' table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(h) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hudson, State of Ohio, on September 12, 2003.

JO-ANN STORES, INC.

By: _____ /s/ ALAN ROSSKAMM _____

Name: Alan Rosskamm
Title: Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities indicated as of September 12, 2003.

ALAN ROSSKAMM, Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer); BRIAN P. CARNEY, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer); SCOTT COWEN, Director; IRA GUMBERG, Director; FRANK NEWMAN, Director; BERYL RAFF, Director; GREGG SEARLE, Director; and TRACEY THOMAS TRAVIS, Director.

JO-ANN STORES, INC.

By: _____ /s/ BRIAN P. CARNEY _____

Name: Brian P. Carney
Title: Attorney-in-Fact

Exhibit Index

Exhibit No.	Description
3.1	Amended Articles of Incorporation of Jo-Ann Stores, Inc. (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K of Jo-Ann Stores, Inc. filed with the SEC on May 2, 2003).
3.2	Form of Amended and Restated Articles of Incorporation of Jo-Ann Stores, Inc., to be effective upon the completion of the reclassification, included as Appendix A to the proxy statement/prospectus which is part of this registration statement.
3.3	Code of Regulations of Jo-Ann Stores, Inc., as amended (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K of Jo-Ann Stores, Inc. filed with the SEC on May 2, 2003).
3.4	Form of Amended and Restated Code of Regulations of Jo-Ann Stores, Inc., to be effective upon the completion of the reclassification, included as Appendix D to the proxy statement/prospectus which is part of this registration statement.
5.1	Opinion of Thompson Hine LLP regarding the legality of the Common Shares.*
8.1	Opinion of Thompson Hine LLP regarding the tax consequences of the reclassification.**
23.1	Consent of Lehman Brothers.*
23.2	Consents of Thompson Hine LLP (contained in Exhibits 5.1, 8.1 and 99.2).
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Ernst & Young LLP.
24.1	Power of Attorney, dated May 19, 2003.*
24.2	Power of Attorney, dated September 12, 2003.
99.1	Opinion of Lehman Brothers, included as Appendix B to the proxy statement/prospectus which is part of this registration statement.
99.2	Opinion of Thompson Hine LLP relating to the legality of the conversion ratio used in the reclassification, included as Appendix C to the proxy statement/prospectus which is part of this registration statement.
99.3	Form of Proxy for Holders of Class A Common Shares for the Special Meeting of Shareholders of Jo-Ann Stores, Inc.
99.4	Form of Proxy for Holders of Class B Common Shares for the Special Meeting of Shareholders of Jo-Ann Stores, Inc.

* These documents were filed as exhibits to the Registration Statement on Form S-4 filed by Jo-Ann Stores, Inc. on May 19, 2003 and, accordingly, are not filed herewith.

** These documents were filed as exhibits to Amendment No. 2 to the Registration Statement on Form S-4 filed by Jo-Ann Stores, Inc. on August 19, 2003 and, accordingly, are not filed herewith.